                                               Filed Pursuant to RULE 424(b)(5)
                                               Registration Number 033-54809 &
                                               Registration Number 333-27363

     Information contained in this Prospectus Supplement is subject to completion pursuant to Rule 424 under the Securities Act of 1933, as amended. Registration statements relating to these securities have been filed with the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933, as amended. A final Prospectus Supplement and Prospectus will be delivered to purchasers of these securities. This Prospectus Supplement and the Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                   SUBJECT TO COMPLETION, DATED MAY 21, 1997

PRELIMINARY PROSPECTUS SUPPLEMENT
  (To Prospectus Dated May 21, 1997)                                                        [SOCO LOGO]

                                  $150,000,000

                             SNYDER OIL CORPORATION
                          % SENIOR SUBORDINATED NOTES DUE 2007
                             ---------------------
    The     % Senior Subordinated Notes due 2007 (the "Notes") are being offered
(the "Offering") by Snyder Oil Corporation, a Delaware corporation (the "Company"). The net proceeds of this Offering will be used to repay certain existing indebtedness and for general corporate purposes. See "Use of Proceeds."

    The Notes mature on           , 2007, unless previously redeemed. Interest
on the Notes is payable semiannually on           and           , commencing
          , 1997. The Notes will be redeemable at the option of the Company, in
whole or in part, on or after           , 2002, at the redemption prices set
forth herein, plus accrued and unpaid interest, if any, to the redemption date.
Notwithstanding the foregoing, at any time on or before          , 2000, the
Company may redeem up to 30% of the original aggregate principal amount of the Notes with the net cash proceeds of a Public Equity Offering (as defined herein)
at a redemption price equal to         % of the principal amount thereof, plus
accrued and unpaid interest, if any, to the redemption date; provided, that at least $105,000,000 of the aggregate principal amount of the Notes originally issued remains outstanding immediately after such redemption. Upon a Change of Control (as defined herein), the Company will be required to make an offer to purchase all outstanding Notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."

    The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, which will include borrowings under the Credit Facility (as defined herein). As of March 31, 1997, on a pro forma basis after giving effect to the Offering and the application of the proceeds therefrom as described under "Use of Proceeds," the Company, excluding its Unrestricted Subsidiaries (as defined herein), would have had no Senior Indebtedness outstanding. Following the redemption of the Company's 7% convertible subordinated notes due 2001 (the "Convertible Subordinated Notes") as described under "Use of Proceeds," no Indebtedness (as defined herein) of the Company will be expressly subordinated to the Notes. The Notes will be unconditionally guaranteed on a senior subordinated basis by certain of the Company's subsidiaries (the "Subsidiary Guarantors"), provided that such guarantees will terminate under certain circumstances. See "Risk Factors," "Capitalization" and "Description of Notes."

    The Notes will be represented by a Global Certificate registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes -- Book-Entry, Delivery and Form."

    The Company does not intend to list the Notes on any national securities exchange. See "Risk Factors -- Absence of Public Market."

    SEE "RISK FACTORS" BEGINNING ON PAGE S-12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

---------------------------------------------------------------------------------------------------------------------------------
                                                                    PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                                   PUBLIC(1)            COMMISSIONS(2)           COMPANY(3)
---------------------------------------------------------------------------------------------------------------------------------
Per Note...................................................            %                      %                      %
Total......................................................            $                      $                      $
------------------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from           , 1997.

(2) The Company and the Subsidiary Guarantors have agreed, jointly and severally, to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $        .

    The Notes are being offered, subject to prior sale, by the Underwriters when, as and if issued to and accepted by the Underwriters, and subject to various prior conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected
that delivery of the Global Certificate will be made on or about           ,
1997 in book-entry form through the facilities of the Depositary, against payment therefor.

NATIONSBANC CAPITAL MARKETS, INC.
                     CHASE SECURITIES INC.

                                        SMITH BARNEY INC.

                                                      PETRIE PARKMAN & CO.

          The date of this Prospectus Supplement is             , 1997

                              [OPERATING AREA MAP]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following Summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and the notes thereto appearing elsewhere or incorporated by reference herein or in the Prospectus. References to the "Company" refer to Snyder Oil Corporation and its predecessors and subsidiaries unless the context otherwise requires. References to the "Restricted Group" refer to the Company and its Restricted Subsidiaries (as defined herein). Unless otherwise stated, information herein relates to the Company and its Restricted Subsidiaries and Unrestricted Subsidiaries (as defined herein). See "Glossary" for definitions of certain oil and gas terms used in this Prospectus Supplement. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY
GENERAL

     Snyder Oil Corporation is an independent energy company engaged in oil and gas development, acquisition, exploration and production activities primarily in the Gulf of Mexico, western Rocky Mountains and North Louisiana. The Company also gathers, transports and markets natural gas near its principal producing properties. In addition, through its affiliates, the Company participates in international exploration and production. From 1991 through 1996, the Company pursued a balanced strategy of acquisitions and development drilling. During this period, the Company's revenues increased from $86.6 million to $292.4 million and Adjusted EBITDA (as defined herein) increased from $43.7 million to $126.8 million. At December 31, 1996, the Company's proved reserves totaled
141.4 million BOE having a Present Value of $1.2 billion. Approximately 71% of these reserves are natural gas. The Company operates more than 3,500 wells that account for almost 90% of its developed reserves.

     The Company's domestic operations are focused on three core areas, each with the potential to contribute significantly to future growth:

     - Gulf of Mexico. The Company had proved reserves in the Gulf of Mexico of
       17.4 million BOE at December 31, 1996, concentrated in the Pabst, Busch and Ingrid Fields of the Main Pass area offshore Mississippi. The production from the Pabst and Busch Fields typically has been restricted to 100 MMcf (42 MMcf net) of gas per day but is expected to increase to more than 150 MMcf (62 MMcf net) per day following the expansion of pipeline capacity serving these fields in early 1998. During 1997 the Company intends to begin installation of a platform and production facilities with total initial capacity of 100 MMcf per day on its 50%-owned Ingrid Field, with production commencing in early 1998. The Company plans to expand its activities in the Gulf of Mexico significantly and has budgeted approximately $59 million for development and exploration in this area in 1997.

     - Western Rocky Mountains. The Company had proved reserves in Wyoming, western Colorado and Utah of 50.3 million BOE at December 31, 1996. These reserves are concentrated in gas development programs in the Washakie, Green River and Piceance Basins, and in two large, mature non-operated oil fields in northern Wyoming. The Company has also initiated gas projects in the Wind River and Big Horn Basins and an oil project in Utah. The Company recently formed a gas marketing joint venture with Coastal Corporation, one of the largest gas marketers in North America. This joint venture is expected further to enhance efficiencies and downstream marketing opportunities for the Company's western Rocky Mountain gas operations. The Company has budgeted approximately $43 million for continued development and exploration in the western Rocky Mountains during 1997.

     - North Louisiana. The Company owns over 300,000 net mineral acres, with leases and lease options covering more than 225,000 additional net acres, in North Louisiana. The Company has identified a number of exploration prospects as a result of an initial 48 square mile 3-D seismic survey, and is in the process of performing an additional 110 square mile 3-D survey. Based on these surveys, the Company expects to begin drilling activities in North Louisiana by the end of 1997. The Company expects expenditures in North Louisiana to total approximately $4 million in 1997.

BUSINESS STRATEGY

     In early 1995, the Company began a strategic repositioning program to improve operating performance and enhance reserve and production growth opportunities by (i) reducing its dependence on the Rocky Mountains through the acquisition of significant properties in the Gulf of Mexico and the addition of partners to its major Rocky Mountain projects, (ii) disposing of selected non-core properties, (iii) reducing operating costs and (iv) increasing financial flexibility. Through the implementation of this repositioning program, over the last two years the Company has sold over 300 non-core properties with limited upside potential, leaving it with 30 projects of which two-thirds are believed to provide significant opportunities for growth. During the same period, the Company has reduced employment by over 20% while increasing proved reserves by 18%.

     Key elements of the Company's business strategy are summarized below:

     Geographic Focus. The Company's domestic operations are concentrated in the Gulf of Mexico, the western Rocky Mountains and North Louisiana. By focusing on a select number of core geographic areas, the Company believes that it can maximize operating and administrative cost efficiencies and leverage the technical expertise gained in these areas to its competitive advantage.

     Development and Exploitation. The Company initiates development drilling, recompletions and other production enhancement techniques to maximize production and reserves. During 1996, the Company spent $36.7 million to drill or recomplete 75 wells in its core areas and has budgeted approximately $94 million for such activities in 1997. The Company has identified over 700 development and exploitation locations on its existing core properties, representing a 10-year inventory at 1996 drilling levels.

     Exploration. The Company selectively pursues higher risk, higher potential return projects and manages its exploration risks through the use of 3-D seismic and other advanced technologies as well as through joint venture partners. Also, the geographic and geological diversity of the Company's exploration opportunities in its core areas mitigates its economic risk. The Company expended $4.6 million on exploration activities in 1996 and intends to expend approximately $12 million on such activities in the Gulf of Mexico, the western Rocky Mountains and North Louisiana during 1997.

     Acquisitions. The Company continually evaluates opportunities to acquire oil and gas properties that complement its existing reserve base or that may allow it to develop new core areas. The Company evaluates potential acquisitions based on various factors, including development potential, profit enhancement opportunity, geographic concentration and reserve and production attributes. In 1996, the Company spent $72.1 million to increase its core holdings in the Gulf of Mexico.

     Cost-Effective Operations. The Company is committed to maintaining a cost-effective operating structure. During 1996, the Company streamlined its organizational structure and enhanced its operations by concentrating on core geographic areas pursuant to its repositioning program. Further, the Company operates properties collectively representing approximately 90% of the Present Value of its proved reserves, which provides it with significant control over the timing and the extent of operating and drilling costs.

     Financial Flexibility. The Company believes that maintaining financial flexibility will enable it to respond quickly to acquisition opportunities and changing market conditions. As of March 31, 1997, on a pro forma basis to reflect completion of the Offering and application of the proceeds therefrom as described under "Use of Proceeds," the Company, excluding its Unrestricted Subsidiaries, would have had no Senior Indebtedness outstanding, and its borrowing base under the Credit Facility would have been $140.0 million. The Company anticipates that it will be able to fund its capital expenditures largely through operating cash flow. In addition, the Company has significant investments in Patina Oil & Gas Corporation ("Patina") and SOCO International, Inc. ("SOCO International"), as described below.

     During 1996, the Company consolidated its Wattenberg Field properties in Colorado with those of Gerrity to create Patina, a New York Stock Exchange listed company of which the Company owns approximately 74% (14.0 million shares). Through the formation of Patina, the Company converted its working interest in the field into a controlling interest in the field's largest producer. At December 31, 1996, Patina held interests in over 3,600 wells with proved reserves of approximately 71.9 million BOE, approximately 70% of which were attributable to natural gas.

     The Company's international operations are conducted through its wholly owned subsidiary, SOCO International. SOCO International operates through two 90%-owned subsidiaries, an international operating company with investments in Mongolia, Russia and Thailand, and a holding company that owns 11.7 million shares (approximately 7%) of Cairn Energy plc ("Cairn"), a publicly-traded Scotland-based exploration and production company. In the near future, the Company plans to complete a public offering of the international operating company, whose common stock is expected to be listed on the London Stock Exchange. See "-- Recent Developments." The Company's investments in Patina and Cairn had market values of $126.0 million and $107.0 million, respectively, at May 16, 1997.

RESTRICTED GROUP

     Each of Patina and SOCO International will be Unrestricted Subsidiaries and, as a result, they will be neither part of the Restricted Group nor Subsidiary Guarantors. In addition, the Indenture (as defined herein) will not restrict the Company's ability to dispose of all or part of its interests in such Unrestricted Subsidiaries and to use the proceeds of any such disposition for corporate or other purposes. In 1996, the Restricted Group would have had pro forma revenues and Adjusted EBITDA of $198.3 million and $85.5 million, respectively. At December 31, 1996, the Restricted Group's proved reserves totaled 69.5 million BOE having a Present Value of $578.2 million. See "Risk Factors -- Unrestricted Subsidiaries."

     The following summary diagram illustrates the corporate structure of the Company and its subsidiaries:

                        [CORPORATE STRUCTURE DIAGRAM]

RECENT DEVELOPMENTS

     SOCO International. In mid-May 1997, SOCO International agreed to transfer its 90% interest in SOCO International Operations, Inc. ("Operations"), which holds the Company's investments in Mongolia, Russia and Thailand, to SOCO International plc ("SOCO plc"), a recently formed United Kingdom company, in exchange for shares of SOCO plc. SOCO plc has agreed to acquire the interests of a number of minority investors in Operations' ventures, and will also acquire from Cairn that company's United Kingdom onshore company as well as certain assets in Yemen and Tunisia. The transactions are subject to the completion by SOCO plc, which has applied for listing on the London Stock Exchange, of a public offering of its common shares, which will raise approximately $75 million of new equity capital to fund its continuing exploration and development expenditures. After the transactions close (expected in late May 1997), SOCO International is expected to own approximately 15% to 18% of SOCO plc, depending on the offering price of the common shares. Under London Stock Exchange rules, the Company will not be permitted to sell shares in SOCO plc for two years after completion of the offering. Upon closing of the offering, Edward T. Story, a director and Vice President, International of the Company, will resign as an officer of the Company and become the chief executive officer of SOCO plc.

     Significant Drilling Results. In the Gulf of Mexico, the Company has completed one successful exploration well and two development wells during 1997. In High Island 208, an exploratory well in which the Company holds a 60% working interest, logged two separate productive intervals which were tested at a combined rate of 18.6 MMcf of gas and 160 barrels of condensate per day. This well should begin production from an existing platform operated by the Company in June 1997.

     In the Pabst Field in Main Pass 259, where the Company has a 60% working interest, two development wells have been completed since the end of the first quarter. One well is producing at a daily rate of approximately 13 MMcf of gas and 2,600 barrels of condensate. The other well is producing at a daily rate of 10 MMcf of gas and 150 barrels of condensate.

                                  THE OFFERING

Securities Offered.........  $150,000,000 aggregate principal amount of      %
                             Senior Subordinated Notes due 2007 of the Company
                             (the "Notes").

Maturity Date..............                 , 2007.

Interest Payment Dates.....                 and                , commencing
                                                , 1997.

Optional Redemption........  The Notes will be redeemable at the option of the
                             Company, in whole or in part, at any time on or
                             after             , 2002, at the redemption prices
                             set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. Notwithstanding the foregoing, at any time on or
                             before             , 2000, the Company may redeem
                             up to 30% of the original aggregate principal amount of the Notes with the net proceeds of a Public Equity Offering (as defined herein) at a
                             redemption price equal to   % of the principal
                             amount thereof, plus accrued and unpaid interest, if any, to the redemption date; provided, that at least $105,000,000 of the aggregate principal amount of the Notes originally issued remains outstanding immediately after such redemption. See "Description of Notes -- Optional Redemption."

Mandatory Redemption.......  None, except at maturity on             , 2007.

Ranking....................  The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, which will include borrowings under the Credit Facility. As of March 31, 1997, on a pro forma basis, the Company, excluding its Unrestricted Subsidiaries, would have had no outstanding Senior Indebtedness. See "Risk
                             Factors -- Subordination of Notes,"
                             "Capitalization" and "Description of
                             Notes -- Subordination."

Subsidiary Guarantees......  The Notes will be unconditionally guaranteed (the
                             "Subsidiary Guarantees") by certain of the Company's subsidiaries (the "Subsidiary Guarantors"). The Subsidiary Guarantees will be general unsecured senior subordinated obligations of the Subsidiary Guarantors and will be subordinated in right of payment to all existing or future senior indebtedness of the Subsidiary Guarantors. The Subsidiary Guarantees may be released under certain circumstances. See "Description of Notes -- Senior Subordinated Guarantees of Notes."

Change of Control..........  Upon a Change of Control (as defined herein), the
                             Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control."

Covenants..................  The Indenture (as defined herein) pursuant to which the Notes will be issued will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitations on disposition of proceeds of asset sales; (ii) limitation on the ownership of capital stock of restricted subsidiaries; (iii) limitation on restricted payments; (iv) limitation on the incurrence of indebtedness; (v) limitation on liens; (vi) limitation on guarantees of indebtedness by restricted subsidiaries; (vii) limitation on dividends and other payment restrictions affecting restricted subsidiaries;
                             (viii) limitation on layering
                             debt; (ix) restrictions on mergers, consolidations or sales of assets; and (x) limitation on transactions with affiliates. See "Description of Notes -- Repurchase at the Option of Holders" and "-- Certain Covenants."

Use of Proceeds............  The Company intends to use approximately $85 million of the net proceeds of the Offering to redeem its Convertible Subordinated Notes, approximately $53 million to repay indebtedness under the Credit Facility and the balance for general corporate purposes. See "Use of Proceeds."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain matters that should be considered in evaluating an investment in the Notes.

                             SUMMARY FINANCIAL DATA

     The following tables present summary consolidated historical Company and Pro Forma Restricted Group financial, reserve and operating data and should be read in conjunction with the Consolidated Financial Statements and the notes thereto presented elsewhere herein. Pro Forma Restricted Group data reflect Patina and SOCO International as investments accounted for in accordance with the equity method of accounting and give effect to the Offering and application of proceeds therefrom as described under "Use of Proceeds" and significant 1996 and 1997 transactions as if they had occurred on January 1, 1996 and 1997, respectively, for statement of operations data, and on March 31, 1997 for balance sheet data. See "Unaudited Pro Forma Condensed Consolidated Restricted Group Financial Information."

                                                        YEAR ENDED DECEMBER 31,                THREE MONTHS ENDED MARCH 31,
                                              --------------------------------------------   --------------------------------
                                                                                PRO FORMA                          PRO FORMA
                                                                                RESTRICTED                         RESTRICTED
                                                        HISTORICAL               GROUP(A)        HISTORICAL         GROUP(A)
                                              -------------------------------   ----------   -------------------   ----------
                                                1994        1995       1996        1996        1996       1997        1997
                                              ---------   --------   --------   ----------   --------   --------   ----------
                                                                       (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA
  Revenues
    Oil and gas sales.......................  $ 137,858   $144,608   $189,327    $122,643    $ 36,122   $ 67,848     $38,408
    Gas transportation, processing and
      marketing.............................    107,247     38,256     17,655      17,477       4,451      4,209       4,209
    Gains on sales of equity interests in
      investees.............................      9,747      2,183     69,343         439         407     13,000          --
    Gains (losses) on sales of properties...      1,969     12,254      8,786       8,786         (20)     2,607       2,607
    Equity in earnings (losses) of
      investees.............................      1,355     (1,319)       421      39,440         (88)       222      10,932
    Other...................................      4,152      6,178      6,882       9,562         847        869       1,506
                                              ---------   --------   --------    --------    --------   --------     -------
                                                262,328    202,160    292,414     198,347      41,719     88,755      57,662
  Expenses
    Direct operating........................     46,267     52,486     49,638      33,038      10,759     14,021       9,046
    Cost of gas and transportation..........     94,177     29,374     15,020      14,951       3,696      4,191       4,191
    Exploration.............................      6,505      8,033      4,232       3,397         514      1,700       1,641
    General and administrative..............     12,853     17,680     17,143      10,795       3,868      5,492       3,934
    Interest................................     10,337     21,679     23,587      15,626       3,614      6,787       3,542
    Other...................................      2,126      5,322      5,312       5,413         679      1,756       1,784
    Depletion, depreciation and
      amortization..........................     70,770     76,378     84,547      42,491      16,771     23,208      10,780
    Property impairments....................      5,783     27,412      2,753       2,753          --         --          --
    Litigation settlement...................         --      4,400         --          --          --         --          --
    Loss on sale of subsidiary interest.....         --         --     15,481      15,481          --         --          --
                                              ---------   --------   --------    --------    --------   --------     -------
  Income (loss) before taxes and minority
    interest................................     13,510    (40,604)    74,701      54,402       1,818     31,600      22,744
  Net income (loss).........................     12,372    (39,831)    62,950      68,845       1,777     19,926      19,130
STATEMENT OF CASH FLOWS DATA
  Net cash provided by operations...........  $  86,397   $ 69,121   $101,730                $ 26,709   $ 51,775
  Net cash realized (used) by investing.....   (245,503)    32,421    (62,356)                (13,542)    (7,380)
  Net cash realized (used) by financing.....    169,926    (96,012)   (38,715)                  2,905    (34,425)
OTHER FINANCIAL DATA
  Adjusted EBITDA(b)........................  $  93,834   $ 84,180   $126,751    $ 85,485    $ 22,418   $ 47,466     $25,168
  Capital expenditures(c)...................    279,288     99,741    348,952      (d)         12,907     23,806      (d)
  Ratio of Adjusted EBITDA to interest
    expense.................................        9.1x       3.9x       5.4x        5.5x        6.2x       7.0x        7.1x
  Ratio of Adjusted EBITDA to interest
    expense and preferred stock dividends
    (tax effected)(e).......................        4.3x       3.0x       4.2x        4.2x        4.3x       5.3x        4.7x
  Ratio of total debt to Adjusted EBITDA....        3.4x       2.8x       2.9x        2.2x
  Ratio of earnings to fixed charges(f).....        2.3x        --        3.9x        4.5x        1.5x       5.3x        7.4x

                                                                         AT MARCH 31, 1997
                                                              ---------------------------------------
                                                                                          AS ADJUSTED
                                                                            RESTRICTED    RESTRICTED
                                                              HISTORICAL     GROUP(G)      GROUP(G)
                                                              ----------    ----------    -----------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA
  Cash and equivalents......................................   $ 37,892      $ 29,033      $ 33,777
  Investments...............................................    124,015       171,415       171,415
  Oil and gas properties, net...............................    635,633       242,331       242,331
  Total assets..............................................    862,531       485,562       495,306
  Total debt................................................    320,988       133,625       150,000
  Stockholders' equity......................................    311,329       287,054       284,148

                                               (see notes on the following page)

---------------

(a) Pro Forma Restricted Group reflects Patina and SOCO International as investments accounted for in accordance with the equity method of accounting and gives effect to the Offering and the application of net proceeds therefrom as described under "Use of Proceeds" and significant acquisitions and dispositions as if they had occurred at the beginning of the period indicated.

(b) Adjusted EBITDA is defined as income (loss) before taxes, minority interest, interest expense, depletion, depreciation and amortization, exploration expense and certain other unusual or non-operating items and is calculated as follows:

                                                                                                 THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                         --------------------------------------------   -------------------------------
                                                                              PRO                               PRO
                                                                             FORMA                             FORMA
                                                                           RESTRICTED                        RESTRICTED
                                                   HISTORICAL                GROUP          HISTORICAL         GROUP
                                         -------------------------------   ----------   ------------------   ----------
                                          1994        1995        1996        1996       1996       1997        1997
                                         -------   ----------   --------   ----------   -------   --------   ----------
Income (loss) before taxes and minority
  interest.............................  $13,510    $(40,604)   $ 74,701    $ 54,402    $ 1,818   $ 31,600    $ 22,744
Interest expense.......................   10,337      21,679      23,587      15,626      3,614      6,787       3,542
Depletion, depreciation and
  amortization.........................   70,770      76,378      84,547      42,491     16,771     23,208      10,780
Exploration expense....................    6,505       8,033       4,232       3,397        514      1,700       1,641
Gains on sales of equity interests in
  investees............................   (9,747)     (2,183)    (69,343)       (439)      (407)   (13,000)         --
(Gains) losses on sales of
  properties...........................   (1,969)    (12,254)     (8,786)     (8,786)        20     (2,607)     (2,607)
Equity in (earnings) losses of
  investees............................   (1,355)      1,319        (421)    (39,440)        88       (222)    (10,932)
Property impairments...................    5,783      27,412       2,753       2,753         --         --          --
Litigation settlement..................       --       4,400          --          --         --         --          --
Loss on sale of subsidiary interest....       --          --      15,481      15,481         --         --          --
                                         -------    --------    --------    --------    -------   --------    --------
Adjusted EBITDA........................  $93,834    $ 84,180    $126,751    $ 85,485    $22,418   $ 47,446    $ 25,168
                                         =======    ========    ========    ========    =======   ========    ========

    Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service debt. Adjusted EBITDA is not intended to represent net income or cash flow in accordance with generally accepted accounting principles and should not be considered a measure of a company's profitability or liquidity.

(c) 1996 capital expenditures include $218.4 million related to the formation of Patina and the subsequent May 1996 acquisition of Gerrity.

(d) Capital expenditures for the Restricted Group for the year ended December 31, 1996 and for the three months ended March 31, 1997 were $120.1 million and $18.0 million, respectively.

(e) The ratio of Adjusted EBITDA to interest expense and preferred stock dividends (tax effected) is calculated as Adjusted EBITDA divided by interest expense plus dividends on the Company's 6% convertible preferred stock divided by one minus the effective consolidated income tax rate for the Company, and is equivalent to the Consolidated Fixed Charge Coverage Ratio as defined in the Indenture. See "Description of Notes."

(f) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are net income (loss) before income taxes, minority interest and interest expense. Fixed charges consist of interest expense and preferred stock dividends of consolidated subsidiaries. Earnings were inadequate to cover fixed charges by $40.6 million for the year ended December 31, 1995.

(g) Restricted Group reflects Patina and SOCO International as investments accounted for in accordance with the equity method of accounting. As Adjusted Restricted Group reflects the Restricted Group adjusted for the Offering and the application of net proceeds therefrom as described under "Use of Proceeds."

                              SUMMARY RESERVE DATA

                                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                                                                       RESTRICTED
                                                                           HISTORICAL                    GROUP
                                                              ------------------------------------     ----------
                                                                1994         1995        1996(A)          1996
                                                              --------     --------     ----------     ----------
ESTIMATED PROVED RESERVES
  Oil (MBbl)................................................    34,977       24,247         40,497        18,022
  Gas (MMcf)................................................   511,251      395,718        605,636       308,977
  Equivalent barrels (MBOE).................................   120,186       90,200        141,436        69,518
  Percent of proved developed reserves......................        71%          85%            75%           71%
  Present Value (in thousands)..............................  $414,367     $372,811     $1,227,004(b)   $578,207(b)
  Reserve life index (in years)(c)..........................      10.3          6.9           10.7           8.2
RESERVE ADDITIONS (MBOE)
  Purchases.................................................    19,421        4,243         54,280         7,825
  Extensions, discoveries and revisions.....................     9,304      (12,287)        22,368        21,449
                                                              --------     --------     ----------      --------
  Total reserve additions (reductions)......................    28,725       (8,044)        76,648        29,274
                                                              --------     --------     ----------      --------
COSTS INCURRED (IN THOUSANDS)
  Acquisitions of proved reserves...........................  $ 44,684     $ 13,675     $  273,088      $ 52,094
  Development...............................................   156,912       62,578         43,075        36,697
  Exploration...............................................     5,514        8,214          4,588         4,008
                                                              --------     --------     ----------      --------
  Total costs incurred......................................  $207,110     $ 84,467     $  320,731      $ 92,799
                                                              --------     --------     ----------      --------
RESERVE REPLACEMENT DATA
  Finding costs per BOE(d)..................................  $   7.21     $ (f)        $     4.18      $   3.17
  Production replacement(e).................................       246%      (f)               581%          390%

---------------

(a) Proved reserves of 8.6 million BOE (with a Present Value of $25.8 million) assigned to SOCO International projects in Russia at December 31, 1996 are not included in the table.

(b) Based on benchmark prices of $20.00 per barrel of oil and $2.25 per Mcf of gas, the Present Value as of December 31, 1996 would have been $690.9 million for the total Company and $326.4 million for the Restricted Group. See "Risk Factors -- Price Fluctuations and Markets."

(c) Year end proved reserves divided by annual production for the respective year.

(d) Total costs incurred divided by total reserve additions for the respective year.

(e) Total reserve additions during the respective year divided by production for such year.

(f) In 1995 price declines resulted in downward reserve revisions which led to a net reduction in proved reserves. Accordingly, 1995 finding costs per BOE and production replacement are not meaningful.

                             SUMMARY OPERATING DATA

                                                  YEAR ENDED DECEMBER 31,
                                          ----------------------------------------
                                                                        PRO FORMA
                                                                        RESTRICTED
                                                  HISTORICAL             GROUP(A)
                                          ---------------------------   ----------
                                           1994      1995      1996        1996
                                          -------   -------   -------   ----------
PRODUCTION DATA
  Oil (MBbl)............................    4,366     4,278     3,884       2,149
  Gas (MMcf)............................   43,809    53,227    55,840      37,772
  Equivalent barrels (MBOE).............   11,668    13,149    13,191       8,444
AVERAGE PRICES
  Oil (per Bbl).........................  $ 14.80   $ 16.96   $ 20.39     $ 20.63
  Gas (per Mcf).........................     1.67      1.35      1.97        1.99
  Equivalent barrels (per BOE)..........    11.82     11.00     14.35       14.52
AVERAGE COSTS (PER BOE)
  Direct operating......................  $  3.97   $  3.99   $  3.76     $  3.91
  General and administrative............     1.10      1.34      1.30        1.28
  Depletion, depreciation and
    amortization........................     6.07      5.80      6.41        5.03

                                            THREE MONTHS ENDED MARCH 31,
                                          --------------------------------
                                                                PRO FORMA
                                                                RESTRICTED
                                              HISTORICAL         GROUP(A)
                                          ------------------    ----------
                                           1996       1997         1997
                                          -------    -------    ----------
PRODUCTION DATA
  Oil (MBbl)............................      823      1,002          523
  Gas (MMcf)............................   11,994     16,472        9,801
  Equivalent barrels (MBOE).............    2,822      3,748        2,157
AVERAGE PRICES
  Oil (per Bbl).........................  $ 17.95    $ 21.18      $ 20.84
  Gas (per Mcf).........................     1.78       2.83         2.81
  Equivalent barrels (per BOE)..........    12.80      18.10        17.81
AVERAGE COSTS (PER BOE)
  Direct operating......................  $  3.81    $  3.74      $  4.19
  General and administrative............     1.37       1.47         1.82
  Depletion, depreciation and
    amortization........................     5.94       6.19         5.00

---------------

(a) Pro Forma Restricted Group reflects Patina and SOCO International as investments accounted for in accordance with the equity method of accounting and gives effect to the Offering, the application of net proceeds therefrom as described under "Use of Proceeds" and significant acquisitions and dispositions as if they had occurred at the beginning of the period indicated.

                                  RISK FACTORS

     Prospective purchasers of the Notes should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters:

PRICE FLUCTUATIONS AND MARKETS

     The Company's results of operations are highly dependent upon the prices received for the Company's oil and natural gas production. Substantially all the Company's sales of oil and natural gas are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received by the Company for its oil and natural gas production are dependent upon numerous factors beyond the control of the Company. These factors include, but are not limited to, the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas, and the overall economic environment. Significant declines in prices for oil and natural gas could have a material adverse effect on the Company's financial condition, results of operations and quantities of reserves recoverable on an economic basis. Should the industry experience significant price declines from current levels or other adverse market conditions, the Company may not be able to generate sufficient cash flow from operations to meet its obligations and make planned capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Financial Condition and Capital Resources."

     Prices in effect at December 31, 1996 averaged $24.47 per barrel of oil and $3.59 per Mcf of gas. Year end gas prices, although typically higher than prices prevailing through most of a calendar year, were at or near all time highs and significantly higher than prices prevailing throughout most of 1996. Prices for both oil and gas have fallen since year end, partially as the result of decreased demand associated with warm weather. Price reductions decrease reserve values by lowering the future net revenues attributable to the reserves and also by reducing the quantities of reserves that are recoverable on an economic basis. Price increases have the opposite effect. Any significant decline in prices of oil or gas could have a material adverse effect on the Company's financial condition and results of operations.

     The availability of a ready market for the Company's oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines or trucking and terminal facilities. Wells may be shut-in or constrained for lack of a market or due to inadequacy or unavailability of pipeline or gathering system capacity.

REPLACEMENT OF RESERVES

     In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Except to the extent the Company acquires properties containing proved reserves or conducts successful development and exploration activities, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves at attractive rates of return. In order to increase reserves and production, the Company must continue its development drilling and recompletion programs, pursue its exploration drilling programs or undertake other replacement activities. The Company's current strategy includes increasing its reserve base by continuing to exploit its existing properties, by acquiring producing properties and, to a lesser extent, by pursuing exploration opportunities. There can be no assurance, however, that the Company's planned development and exploration projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success drilling productive wells at favorable finding costs.

POTENTIAL ADDITIONAL INDEBTEDNESS

     As of March 31, 1997, on a pro forma basis giving effect to the Offering and the application of the proceeds therefrom as described under "Use of Proceeds," the Restricted Group would have had no indebtedness outstanding other than the Notes. See "Use of Proceeds" and "Capitalization." The Indenture and the Credit Facility restrict, but do not prohibit, the Company's ability to incur additional indebtedness under the Credit Facility and otherwise. See "Description of Notes -- Certain
Covenants -- Incurrence of Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Resources" and "Description of the Credit Facility."

     The Company's level of future indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Credit Facility and the Indenture governing the Notes will require the Company to meet certain financial tests, and other restrictions may limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Resources."

     The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Based upon the current and anticipated level of operations, the Company believes that its cash flow from operations, together with amounts available under its Credit Facility and its other sources of liquidity, will be adequate to meet its anticipated requirements in the foreseeable future for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on the Company. For example, a default by the Company under the terms of the Indenture could result in a default under the terms of the Credit Facility.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial capital expenditures for the acquisition, development, exploration, production and abandonment of oil and natural gas reserves. The Company intends to finance such capital expenditures primarily with funds provided by operations and borrowings under the Credit Facility. During 1996, the Company's capital expenditures totalled $130.6 million, including $79.3 million for acquisitions (excluding the Gerrity acquisition) and $51.3 million for development, exploration and gas transportation facilities. During 1997, the Company expects to increase its capital expenditures, excluding acquisitions, to $125.0 million.

     The Company believes that, after debt service, it will have sufficient cash provided by operating activities and availability under the Credit Facility to fund planned capital expenditures for exploration and development activities for the foreseeable future. However, if revenues decrease as a result of lower oil or gas prices or otherwise or if the Company incurs substantial additional indebtedness to finance acquisitions or for other purposes, the Company may have limited ability to expend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Resources."

ACQUISITION RISKS

     The Company constantly evaluates acquisition opportunities and frequently engages in bidding and negotiation for acquisitions, many of which are substantial. If successful in this process, the Company may be required to alter or increase substantially its capitalization to finance these acquisitions through the issuance of additional debt or equity securities, the sale of production payments or otherwise; however, the Credit Facility includes, and the Indenture will include, covenants that limit the Company's ability to incur additional indebtedness. See "-- Potential Additional Indebtedness." These changes in capitalization may significantly affect the risk profile of the Company. Significant acquisitions can change the nature of the operations and business of the Company depending upon the character of the acquired properties, which may be substantially different in operating or geologic characteristics or geographic location from existing properties. While the Company intends to concentrate on acquiring producing properties with development and exploration potential located in its current areas of operation, the Company may decide to pursue acquisitions of properties located in other geographic regions. There can be no assurance that the Company will be successful in the acquisition of any material property interests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Resources."

DRILLING RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but that do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with environmental and other governmental requirements and shortages or delays in the delivery of equipment and services.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as fires, natural disasters, explosions, formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverages include, but are not limited to, operator's extra expense, physical damage on certain assets, comprehensive general liability, automobile and workers' compensation insurance. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material and adverse impact on the Company's financial condition and results of operations.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve information set forth and incorporated by reference in this Prospectus Supplement represents estimates based on reports prepared by the Company's independent petroleum engineers, as well as on internally generated reports. Petroleum engineering is not an exact science. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. With respect to certain properties that historically have experienced seasonal curtailment, the reserve estimates assume that the seasonal pattern of such curtailment will continue in the future. For these reasons, estimates of classifications of such reserves based on risk of recovery and estimates of expected future net cash flows prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and the variances may be material.

     The Present Values referred to in this Prospectus Supplement should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), the estimated discounted net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

UNRESTRICTED SUBSIDIARIES

     Each of Patina and SOCO International will be Unrestricted Subsidiaries and, as a result, they will not be Subsidiary Guarantors of the Company's obligations under the Indenture and the Notes. The Indenture will not restrict the activities, including the incurrence of indebtedness, of these Unrestricted Subsidiaries, nor will it restrict the ability of the Company or its Restricted Subsidiaries to dispose of all or part of their respective interests in such Unrestricted Subsidiaries and to use the proceeds of any such disposition for corporate or other purposes. The Indenture will, however, limit the ability of the Company and its Restricted Subsidiaries to make additional investments in such Unrestricted Subsidiaries. All material Company subsidiaries other than Patina and SOCO International (and their respective subsidiaries) will be Restricted Subsidiaries and Subsidiary Guarantors. See "Description of Notes."

     As with all its investments and properties, the Company continuously evaluates its positions in the Unrestricted Subsidiaries and assesses alternatives to increase value to the Company and its shareholders. Such alternatives include maintaining its investments, selling all or part of its investments, either in one transaction or incrementally, distributing all or part of its investments to its shareholders or acquiring an increased interest in one or more of its Unrestricted Subsidiaries. Any decisions will be made in light of strategic, financial and other factors deemed appropriate by management at the time.

SUBORDINATION OF NOTES

     The Indenture governing the Notes will limit, but will not prohibit, the incurrence by the Company of additional indebtedness that is senior in right of payment to the Notes (including by reason of structural subordination of the Notes to the indebtedness and other liabilities of the Company's subsidiaries that are not Subsidiary Guarantors). In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company will be available to pay the Company's obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay principal of, premium, if any, or interest due on the Notes. In addition, under certain circumstances, no payments may be made with respect to the Notes if a default exists with respect to any Senior Indebtedness. See "Description of Notes -- Subordination."

     As of March 31, 1997, on a pro forma basis after giving effect to the Offering and the application of the proceeds therefrom as described in "Use of Proceeds," the Restricted Group would have had no Senior Indebtedness outstanding.

     The Indenture imposes limits on the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness and liens and to enter into agreements that would restrict the ability of such Restricted Subsidiaries to make distributions, loans or other payments to the Company. The Indenture also imposes limits on the ability of the Company to transfer assets to Unrestricted Subsidiaries or acquire Unrestricted Subsidiaries. However, these limitations are subject to various qualifications. For additional details of these provisions and the applicable qualifications, see "Description of Notes -- Certain Covenants."

SUBSIDIARY GUARANTEES MAY TERMINATE; FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO SUBSIDIARY GUARANTEES

     The Company's obligations under the Notes will be guaranteed on a senior subordinated basis by the Subsidiary Guarantors. The Subsidiary Guarantors are the Company's existing material Restricted Subsidiaries, including its existing principal subsidiaries other than Patina and SOCO International, which are Unrestricted Subsidiaries. The Indenture does not require any future Restricted Subsidiary of the Company to guarantee the Notes unless such subsidiary guarantees other indebtedness of the Company. Various fraudulent conveyance laws have been enacted for the protection of creditors and might be utilized by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guarantee issued by a Subsidiary Guarantor. To the extent that a court were to find that
(x) a Subsidiary Guarantee was incurred by a Subsidiary Guarantor with the intent to hinder, delay or defraud any present or future creditor or that such Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Subsidiary Guarantee and, at the time it issued the Subsidiary Guarantee, such Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guarantee, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of such Subsidiary Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate the Subsidiary Guarantee in favor of the Subsidiary Guarantor's other creditors. Among other things, a legal challenge to the Subsidiary Guarantee issued by any such Subsidiary Guarantor on fraudulent conveyance grounds might focus on the benefits, if any, realized by the Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent the Subsidiary Guarantee issued by a Subsidiary Guarantor were voided as a fraudulent conveyance or held unenforceable for any other reason, the Holders of the Notes would cease to have any claim in respect of the Subsidiary Guarantor and would be creditors solely of the Company and any other Subsidiary Guarantors.

     On the basis of financial information and other information currently available to it, the Company believes the Notes and the Subsidiary Guarantees issued concurrently with the issuance of the Notes are being incurred for proper purposes and in good faith and that, after giving effect to indebtedness incurred in connection with the issuance of the Notes and the issuance of the Subsidiary Guarantees, the Company and the Subsidiary Guarantors are solvent and will continue to be solvent, will have sufficient capital for carrying on their respective business and will be able to pay their debts as such debts become absolute and mature. There can be no assurance, however, that a court passing on such questions would reach the same conclusions. Furthermore, there can be no assurance that such standards would be satisfied in the case of any person that becomes a Subsidiary Guarantor after the date the Notes are first issued, because a determination as to whether such standards would be satisfied will depend upon, among other circumstances, the financial condition of any such Subsidiary Guarantor at the time of the incurrence of its obligations in respect of its Subsidiary Guarantee.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     The Company must offer to repurchase the Notes upon the occurrence of certain events. In the event of a Change of Control, the Company must offer to repurchase all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of Notes -- Repurchase at the Option of
Holders -- Change of Control."

     Prior to repurchasing the Notes, the Company might be required to (i) repay all or a portion of indebtedness under the Credit Facility or (ii) obtain any requisite consent to permit the repurchase. If the Company were unable to repay all of such indebtedness or were unable to obtain the necessary consents, then the Company would be unable to offer to repurchase the Notes and such failure would constitute an Event of Default under the Indenture. There can be no assurance that the Company would have sufficient funds available at the time of a Change of Control, if any, to make any debt payment (including repurchases of Notes) as described above.

     The events that constitute a Change of Control under the Indenture might also be events of default under the Credit Facility or other Senior Indebtedness of the Company and its Restricted Subsidiaries. Such events might permit the lenders under such debt instruments to reduce the borrowing base thereunder or accelerate the debt and, if the debt were not paid, to enforce security interests on, or commence litigation that could ultimately result in a sale of substantially all the assets of the Company, thereby limiting the Company's ability to raise cash to repurchase the Notes and receive the special benefit of the offer-to-purchase provisions to the Holders of the Notes. See "Description of the Credit Facility."

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for, and the development, production, transportation and marketing of, oil and natural gas and the release of materials into the environment or otherwise relating to protection of the environment. In particular, the Company's oil and natural gas exploration, development and production, and its activities in connection with the storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities.

     The Company may be required to expend significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements. Although the Company believes that its operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in oil and natural gas operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws and regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations, could result in substantial costs and liabilities in the future.

     The Company expects to maintain customary insurance coverage for its operations, including coverage for sudden environmental damages, but does not believe that insurance coverage that explicitly covers environmental damages that occur over time will be available at a reasonable cost. Moreover, the Company does not believe that insurance coverage against the full potential liability that could be caused by environmental damages is available at a reasonable cost. Accordingly, the Company might be subject to uninsured or only partially insured liability because of the prohibitive premium costs of insuring against certain hazards.

COMPETITION

     The oil and gas industry is highly competitive. The Company will compete in the acquisition, development, production and marketing of oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company. Furthermore, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers.

ABSENCE OF PUBLIC MARKET

     There is no existing market for the Notes and, although certain of the Underwriters have advised the Company that they currently intend to make a market in the Notes, the Underwriters are not obligated to do so and may discontinue such market making at any time. Accordingly, there can be no assurance that an active market will develop upon completion of the Offering or, if developed, that such market will be sustained. The initial offering price of the Notes will be determined through negotiations between the Company and the Underwriters, and may bear no relationship to the market price of the Notes after the Offering. Factors such as quarterly or cyclical variations in the Company's financial results, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, general economic and other conditions and developments affecting the oil and gas industry could cause the market price of the Notes to fluctuate substantially.

                          FORWARD-LOOKING INFORMATION

     All statements other than statements of historical fact contained in this Prospectus Supplement or the accompanying Prospectus, including statements in "Prospectus Supplement Summary," "Unaudited Pro Forma Condensed Consolidated Restricted Group Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Prospectus Supplement or the Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "potential" or similar statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the risks described under "Risk Factors," such as the fluctuations of the prices received or demand for the Company's oil and gas, the ability to replace depleting reserves, potential additional indebtedness, the requirements for capital, drilling risks, operating hazards, acquisition risks, the uncertainty of reserve estimates, competition and the effects of governmental and environmental regulation. All forward-looking statements in this Prospectus Supplement and the accompanying Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

                                USE OF PROCEEDS

     The net proceeds from the Offering are estimated at $145.0 million. Of this amount, the Company intends to use approximately $85 million to redeem the Convertible Subordinated Notes and approximately $53 million to repay its indebtedness under the Credit Facility. Remaining proceeds will initially be invested in short-term interest-bearing securities. Thereafter, the Company intends to use any remaining proceeds, together with cash flow from operations and borrowings under the Credit Facility, to fund its development and exploration activities, possible acquisitions and for other corporate purposes.

     The long-term portion of the Credit Facility terminates on December 31, 2000, and the short-term portion of the Credit Facility terminates October 30, 1997. The short-term facility termination date generally is extended every six months prior to maturity for an additional one-year period. At April 30, 1997, the average interest rate on borrowings under the Credit Facility was approximately 6.6% per annum. Borrowings under the Credit Facility during the past year were used for working capital and general corporate purposes. The Convertible Subordinated Notes mature on May 15, 2001 and bear interest at the rate of 7% per annum. See Consolidated Financial Statements and the notes thereto and "Description of the Credit Facility."

                                 CAPITALIZATION

     The following table sets forth the cash and equivalents and capitalization of (i) the Company as of March 31, 1997 and (ii) the Restricted Group as of March 31, 1997 and as adjusted to give effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto presented elsewhere herein, "Unaudited Pro Forma Condensed Consolidated Restricted Group Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      MARCH 31, 1997
                                          ---------------------------------------
                                                            RESTRICTED GROUP
                                                        -------------------------
                                          HISTORICAL    HISTORICAL    AS ADJUSTED
                                          ----------    ----------    -----------
                                                      (IN THOUSANDS)
Cash and equivalents....................   $ 37,892      $ 29,033      $ 33,777
                                           ========      ========      ========
Long-term debt (including current
  portion)
  Credit Facility.......................   $ 53,301      $ 53,301      $     --
       % Senior Subordinated Notes due
     2007 offered hereby................         --            --       150,000
  Convertible Subordinated Notes........     80,324        80,324            --
                                           --------      --------      --------
          Subtotal......................    133,625       133,625       150,000
  Patina credit facility................     87,450            --            --
  Patina subordinated notes.............     99,913            --            --
                                           --------      --------      --------
          Total long-term debt..........    320,988       133,625       150,000
                                           --------      --------      --------
Minority interest.......................     86,289            --            --
Stockholders' equity
  Preferred stock, $.01 par, 10,000,000
     shares authorized, 6% convertible
     preferred stock, 1,033,500 shares
     issued and outstanding(a)..........         10            10            10
  Common stock, $.01 par, 75,000,000
     shares authorized, 31,543,665
     shares issued......................        315           315           315
  Capital in excess of par value........    260,411       260,411       260,411
  Retained earnings.....................     42,030        42,030        39,124
  Common stock held in treasury, 989,800
     shares at cost.....................    (15,712)      (15,712)      (15,712)
  Unrealized gain on investments........     24,275            --            --
                                           --------      --------      --------
          Total stockholders' equity....    311,329       287,054       284,148
                                           --------      --------      --------
          Total capitalization..........   $718,606      $420,679      $434,148
                                           ========      ========      ========

---------------

(a) Each share of preferred stock is exchangeable, at the Company's option, for $100 principal amount of 6% convertible subordinated debentures on any dividend payment date. However, the Indenture will restrict the Company's ability to exchange the preferred stock. See "Description of Notes -- Certain Covenants -- Restricted Payments" and "-- Incurrence of Indebtedness."

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED RESTRICTED GROUP
                             FINANCIAL INFORMATION

     The unaudited pro forma condensed consolidated Restricted Group financial statements set forth the financial position of the Company as of March 31, 1997, and its results of operations for the three months then ended and the year ended December 31, 1996, adjusted to reflect the deconsolidation of the Unrestricted Subsidiaries and to give effect to certain acquisitions and dispositions during the period, and to the Offering and the application of the proceeds therefrom as described under "Use of Proceeds." The unaudited pro forma condensed consolidated Restricted Group financial statements are based upon the assumptions set forth in the accompanying notes to such statements. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances.

     The unaudited pro forma condensed consolidated Restricted Group balance sheet at March 31, 1997, and the related pro forma condensed consolidated statements of operations for the three months then ended and the year ended December 31, 1996 were prepared as if the transactions had been consummated on March 31, 1997, January 1, 1997 and January 1, 1996, respectively. The pro forma financial statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto and are not necessarily indicative of the results that would have actually occurred had the transactions been consummated on the dates or for the periods indicated or of the results that may occur in the future.

UNRESTRICTED SUBSIDIARIES ADJUSTMENTS

     The historical consolidated financial statements of the Company reflect Patina as a consolidated subsidiary. SOCO International is also reflected as a consolidated subsidiary, but each of SOCO International's significant holdings is reflected in the consolidated financial statements as an investment in accordance with the equity or cost methods of accounting. The adjustments necessary to present Patina and SOCO International as investments accounted for in accordance with the equity method of accounting have been reflected in the accompanying unaudited pro forma condensed consolidated Restricted Group financial statements as "Unrestricted Subsidiaries Adjustments."

PRO FORMA DIVESTITURES

     During 1996, the Company consummated three significant transactions pursuant to which oil and gas properties were divested, including the sale of a 45% interest in its Piceance Basin holdings for $22.4 million, the sale of a 50% interest in its Green River Basin gas project for $16.9 million and the sale of its interests in the Giddings Field of southeast Texas for $11.8 million. These transactions have been reflected in the accompanying unaudited pro forma condensed consolidated Restricted Group financial statements as "Pro Forma Divestitures."

PRO FORMA ACQUISITIONS

     During 1996, the Company consummated three significant transactions pursuant to which incremental interests in certain properties located in the Gulf of Mexico were acquired for a net purchase price of $72.1 million. These transactions have been reflected in the accompanying unaudited pro forma condensed consolidated Restricted Group financial statements as "Pro Forma Acquisitions."

OFFERING ADJUSTMENTS

     "Offering Adjustments" reflects consummation of the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds."

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED RESTRICTED GROUP
                                 BALANCE SHEET
                                 MARCH 31, 1997
                                 (IN THOUSANDS)

                                                    UNRESTRICTED
                                                    SUBSIDIARIES
                                                   ADJUSTMENTS(A)
                                              ------------------------                                 PRO FORMA
                                                             SOCO        RESTRICTED      OFFERING      RESTRICTED
                                 HISTORICAL    PATINA    INTERNATIONAL     GROUP      ADJUSTMENTS(B)     GROUP
                                 ----------   --------   -------------   ----------   --------------   ----------
                                                     ASSETS

Current assets.................   $ 89,953     (25,049)      (3,074)      $ 61,830         4,744        $ 66,574
Investments....................    124,015     119,520      (72,120)       171,415                       171,415
Oil and gas properties, net....    635,633    (392,721)        (581)       242,331                       242,331
Gas facilities and other,
  net..........................     12,930      (2,944)                      9,986         5,000          14,986
                                  --------                                --------                      --------
                                  $862,531                                $485,562                      $495,306
                                  ========                                ========                      ========

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities............   $ 89,865     (23,788)                   $ 66,077        (2,160)       $ 63,917

Credit Facility................     53,301                                  53,301       (53,301)             --
  % Senior Subordinated Notes
  due 2007.....................         --                                      --       150,000         150,000
Convertible Subordinated
  Notes........................     80,324                                  80,324       (80,324)             --
Patina credit facility.........     87,450     (87,450)                         --                            --
Patina subordinated notes......     99,913     (99,913)                         --                            --

Deferred taxes payable.........     25,294                  (43,036)       (17,742)       (1,565)        (19,307)
Other noncurrent liabilities...     28,766     (12,218)                     16,548                        16,548
Minority interest..............     86,289     (77,825)      (8,464)            --                            --

Stockholders' equity
  Preferred stock..............         10                                      10                            10
  Common stock.................        315                                     315                           315
  Capital in excess of par
     value.....................    260,411                                 260,411                       260,411
  Retained earnings............     42,030                                  42,030        (2,906)         39,124
  Common stock held in
     treasury..................    (15,712)                                (15,712)                      (15,712)
  Unrealized gain on
     investments...............     24,275                  (24,275)            --                            --
                                  --------                                --------                      --------
                                   311,329                                 287,054                       284,148
                                  --------                                --------                      --------
                                  $862,531                                $485,562                      $495,306
                                  ========                                ========                      ========

        The accompanying notes are an integral part of these statements.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED RESTRICTED GROUP
                            STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1997
                                 (IN THOUSANDS)

                                                             UNRESTRICTED
                                                             SUBSIDIARIES
                                                            ADJUSTMENTS(A)
                                                       ------------------------                              PRO FORMA
                                                                      SOCO        RESTRICTED    OFFERING     RESTRICTED
                                          HISTORICAL    PATINA    INTERNATIONAL     GROUP      ADJUSTMENTS     GROUP
                                          ----------   --------   -------------   ----------   -----------   ----------
Revenues
  Oil and gas sales.....................   $67,848      (29,440)                   $38,408                     $38,408
  Gas transportation, processing and
     marketing..........................     4,209                                   4,209                       4,209
  Gains on sales of equity interests in
     investees..........................    13,000                   (13,000)           --                          --
  Gains on sales of properties..........     2,607                                   2,607                       2,607
  Equity in earnings of investees.......       222        4,141        6,569        10,932                      10,932
  Other.................................       869          (46)         683         1,506                       1,506
                                           -------                                 -------                     -------
                                            88,755                                  57,662                      57,662
                                           -------                                 -------                     -------
Expenses
  Direct operating......................    14,021       (4,975)                     9,046                       9,046
  Cost of gas and transportation........     4,191                                   4,191                       4,191
  Exploration...........................     1,700          (59)                     1,641                       1,641
  General and administrative............     5,492       (1,327)        (231)        3,934                       3,934
  Interest..............................     6,787       (4,441)                     2,346        1,196(c)       3,542
  Other.................................     1,756                                   1,756           28(c)       1,784
  Depletion, depreciation and
     amortization.......................    23,208      (12,428)                    10,780                      10,780
                                           -------                                 -------                     -------
Income before taxes and minority
  interest..............................    31,600                                  23,968                      22,744
Provision for income taxes
  Current...............................        --                                      --                          --
  Deferred..............................     8,871                    (4,829)        4,042         (428)(d)      3,614
                                           -------                                 -------                     -------
                                             8,871                                   4,042                       3,614
                                           -------                                 -------                     -------
Minority interest in subsidiaries.......     2,803       (2,115)        (688)           --                          --
                                           -------                                 -------                     -------
Net income..............................   $19,926                                 $19,926                     $19,130
                                           =======                                 =======                     =======

        The accompanying notes are an integral part of these statements.

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED RESTRICTED GROUP
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                    UNRESTRICTED
                                                     SUBSIDIARY
                                                   ADJUSTMENTS(A)
                                              ------------------------                       PRO FORMA(E)
                                                             SOCO        RESTRICTED   ---------------------------    OFFERING
                                 HISTORICAL    PATINA    INTERNATIONAL     GROUP      DIVESTITURES   ACQUISITIONS   ADJUSTMENTS
                                 ----------   --------   -------------   ----------   ------------   ------------   -----------
Revenues
  Oil and gas sales............   $189,327     (82,184)                   $107,143       (14,182)       29,682
  Gas transportation,
    processing and marketing...     17,655                                  17,655          (178)
  Gains on sales of equity
    interests in investees.....     69,343                  (68,904)           439
  Gains on sales of
    properties.................      8,786                                   8,786
  Equity in earnings of
    investees..................        421       1,022       37,997         39,440
  Other........................      6,882      (1,003)       3,283          9,162           400
                                  --------                                --------
                                   292,414                                 182,625
                                  --------                                --------
Expenses
  Direct operating.............     49,638     (14,520)                     35,118        (4,172)        2,092
  Cost of gas and
    transportation.............     15,020                                  15,020           (69)
  Exploration..................      4,232        (224)                      4,008          (611)
  General and administrative...     17,143      (6,150)        (401)        10,592           203
  Interest.....................     23,587     (14,304)                      9,283        (1,221)        3,232          4,332(c)
  Other........................      5,312                                   5,312                                        101(c)
  Depletion, depreciation and
    amortization...............     84,547     (44,822)                     39,725        (8,801)       11,567
  Property impairments.........      2,753                                   2,753
  Loss on sale of subsidiary
    interest...................     15,481                                  15,481
                                  --------                                --------
Income before taxes and
  minority interest............     74,701                                  45,333
                                  --------                                --------
Provision (benefit) for income
  taxes
  Current......................         33                                      33
  Deferred.....................      4,313         394      (22,996)       (18,289)          249(d)      4,477(d)      (1,552)(d)
                                  --------                                --------
                                     4,346                                 (18,256)
                                  --------                                --------
Minority interest in
  subsidiaries.................      7,405      (2,539)      (4,227)           639
                                  --------                                --------
Net income.....................   $ 62,950                                $ 62,950
                                  ========                                ========


                                 PRO FORMA
                                 RESTRICTED
                                   GROUP
                                 ----------
Revenues
  Oil and gas sales............   $122,643
  Gas transportation,
    processing and marketing...     17,477
  Gains on sales of equity
    interests in investees.....        439
  Gains on sales of
    properties.................      8,786
  Equity in earnings of
    investees..................     39,440
  Other........................      9,562
                                  --------
                                   198,347
                                  --------
Expenses
  Direct operating.............     33,038
  Cost of gas and
    transportation.............     14,951
  Exploration..................      3,397
  General and administrative...     10,795
  Interest.....................     15,626
  Other........................      5,413
  Depletion, depreciation and
    amortization...............     42,491
  Property impairments.........      2,753
  Loss on sale of subsidiary
    interest...................     15,481
                                  --------
Income before taxes and
  minority interest............     54,402
                                  --------
Provision (benefit) for income
  taxes
  Current......................         33
  Deferred.....................    (15,115)
                                  --------
                                   (15,082)
                                  --------
Minority interest in
  subsidiaries.................        639
                                  --------
Net income.....................   $ 68,845
                                  ========

        The accompanying notes are an integral part of these statements.

         NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED RESTRICTED
                           GROUP FINANCIAL STATEMENTS

     The unaudited pro forma condensed consolidated Restricted Group financial statements reflect the adjustments described below:

(a) To reflect the adjustments necessary to present Patina and SOCO International as investments accounted for in accordance with the equity method of accounting.

(b) To reflect the Offering assuming issuance of $150 million principal amount of Notes and debt issuance costs of approximately $5.0 million. The proceeds from the Offering are reflected to be used to redeem and pay accrued interest on the Company's Convertible Subordinated Notes with the remainder being used to reduce amounts payable under the Credit Facility. An extraordinary loss of approximately $2.9 million (net of deferred tax expense of approximately $1.6 million) is expected to be recorded which includes the write off of unamortized debt issuance costs related to and the estimated premium paid for, the redemption of the Convertible Subordinated Notes.

(c) To adjust interest expense to reflect (i) the retirement of the Company's Convertible Subordinated Notes, (ii) the retirement of amounts payable under the Credit Facility and (iii) the issuance of the Notes with an assumed interest rate of 9.25% and to adjust other expense to reflect the difference in amortization of debt issuance costs.

(d) To record the estimated deferred income tax provision which would have been provided had the acquisitions and divestitures and offering adjustments occurred at the beginning of the period.

(e) To adjust revenue and expense items to the amounts which would have been recorded had the acquisitions and divestitures occurred at the beginning of the period.

                            SELECTED FINANCIAL DATA

     The following table presents selected historical financial data for each of the years in the five year period ended December 31, 1996 and for each of the three months ended March 31, 1996 and 1997. The following information should be read in conjunction with the Consolidated Financial Statements and the notes thereto presented elsewhere herein.

                                                                                                          AS OF OR FOR THE
                                                                  AS OF OR FOR THE                          THREE MONTHS
                                                              YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                               ------------------------------------------------------    -------------------
                                                 1992       1993        1994        1995       1996        1996       1997
                                               --------   ---------   ---------   --------   --------    --------   --------
                                                                       (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA
  Revenues
    Oil and gas sales........................  $ 77,363   $ 124,641   $ 137,858   $144,608   $189,327    $ 36,122   $ 67,848
    Gas transportation, processing and
      marketing..............................    38,611      94,839     107,247     38,256     17,655       4,451      4,209
    Gains on sales of equity interests in
      investees..............................       766       2,283       9,747      2,183     69,343         407     13,000
    Gains (losses) on sales of properties....    (1,202)     (1,033)      1,969     12,254      8,786         (20)     2,607
    Equity in earnings (losses) of
      investees..............................        --         189       1,355     (1,319)       421         (88)       222
    Other....................................     3,432       7,933       4,152      6,178      6,882    847.....        869
                                               --------   ---------   ---------   --------   --------    --------   --------
                                                118,970     228,852     262,328    202,160    292,414      41,719     88,755
  Expenses
    Direct operating.........................    28,057      41,401      46,267     52,486     49,638      10,759     14,021
    Cost of gas and transportation...........    30,469      85,640      94,177     29,374     15,020       3,696      4,191
    Exploration..............................     1,515       2,960       6,505      8,033      4,232         514      1,700
    General and administrative...............     6,704      10,280      12,853     17,680     17,143       3,868      5,492
    Interest.................................     4,997       5,315      10,337     21,679     23,587       3,614      6,787
    Other....................................       696       1,956       2,126      5,322      5,312         679      1,756
    Depletion, depreciation and
      amortization...........................    28,090      54,393      70,770     76,378     84,547      16,771     23,208
    Property impairments.....................     3,415       4,369       5,783     27,412      2,753          --         --
    Litigation settlement....................        --          --          --      4,400         --          --         --
    Loss on sale of subsidiary interest......        --          --          --         --     15,481          --         --
                                               --------   ---------   ---------   --------   --------    --------   --------
  Income (loss) before taxes, minority
    interest and extraordinary items.........    15,027      22,538      13,510    (40,604)    74,701       1,818     31,600
  Net income (loss)..........................    14,597      19,545      12,372    (39,831)    62,950       1,777     19,926
STATEMENT OF CASH FLOWS DATA
  Net cash provided by operations............  $ 48,339   $  68,728   $  86,397   $ 69,121   $101,730    $ 26,709   $ 51,775
  Net cash realized (used) by investing......   (73,645)   (207,933)   (245,503)    32,421    (62,356)    (13,542)    (7,380)
  Net cash realized (used) by financing......    21,079     129,633     169,926    (96,012)   (38,715)      2,905    (34,425)
OTHER FINANCIAL DATA
  Adjusted EBITDA(a).........................  $ 53,480   $  88,136   $  93,834   $ 84,180   $126,751    $ 22,418   $ 47,466
  Capital expenditures(b)....................   130,803     167,161     297,288     99,741    348,952      12,907     23,806
  Ratio of Adjusted EBITDA to interest
    expense..................................      10.7x       16.6x        9.1x       3.9x       5.4x        6.2x       7.0x
  Ratio of total debt to Adjusted EBITDA.....       2.2x        1.3x        3.4x       2.8x       2.9x
  Ratio of earnings to fixed charges(c)......       4.0x        5.2x        2.3x        --        3.9x        1.5x       5.3x
BALANCE SHEET DATA
  Working capital............................  $  7,619   $     491   $     708   $  5,842   $  9,168    $  9,217   $     88
  Oil and gas properties, net................   241,804     316,406     472,239    435,217    635,387     431,285    635,633
  Total assets...............................   331,638     453,301     673,259    555,493    879,459     571,690    862,531
  Total debt.................................   115,318     114,952     318,507    234,059    372,073     240,161    320,988
  Minority interest..........................        --          --       5,724      3,601     86,710       3,951     86,289
  Stockholders' equity.......................   168,866     274,734     274,086    235,368    294,668     234,924    311,329

---------------

(a) Adjusted EBITDA is calculated as income (loss) before taxes, minority interest and extraordinary items, interest expense, depletion, depreciation and amortization, exploration expense, gains on sales of equity interests in investees, gains (losses) on sales of properties, equity in earnings (losses) of investees, property impairments, litigation settlement and loss on sale of subsidiary interest. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service debt. Adjusted EBITDA is not intended to represent net income or cash flow in accordance with generally accepted accounting principles and should not be considered a measure of a company's profitability or liquidity.

(b) 1996 capital expenditures include $218.4 million related to the formation of Patina and the subsequent May 1996 acquisition of Gerrity.

(c) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are net income (loss) before income taxes, minority interest, extraordinary items and interest expense. Fixed charges consist of interest expense and preferred stock dividends of consolidated subsidiaries. Earnings were inadequate to cover fixed charges by $40.6 million for the year ended December 31, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Snyder Oil Corporation is an independent energy company engaged in oil and gas development, acquisition, exploration and production activities primarily in the Gulf of Mexico, western Rocky Mountains and North Louisiana. The Company also gathers, transports and markets natural gas near its principal producing properties. In addition, through its affiliates, the Company participates in international exploration and production.

     The Company's results of operations have been significantly affected by its success in acquiring oil and gas properties and its ability to maintain or increase production through its exploitation activities. Fluctuations in oil and gas prices have also significantly affected the Company's results. Through 1995, the Company achieved significant increases in its oil and gas production primarily through acquisitions and exploitation. During 1996, oil and gas production remained relatively constant overall with decreases from divestitures of nonstrategic properties in late 1995 and during 1996 offset by acquisitions and successful exploitation activities. These acquisitions and exploitation successes resulted in increased production in the first quarter of 1997. The following table reflects the Company's oil and gas production and its average oil and gas prices (including hedging activities) for the periods indicated:

                                                                           THREE MONTHS
                                            YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                          ---------------------------    -----------------
                                           1994      1995      1996       1996      1997
                                          -------   -------   -------    -------   -------
Production data
  Oil (MBbls)...........................    4,366     4,278     3,884        823     1,002
  Gas (MMcf)............................   43,809    53,227    55,840     11,994    16,472
  Equivalent barrels (MBOE).............   11,668    13,149    13,191      2,822     3,748
Average prices
  Oil (per Bbl).........................  $ 14.80   $ 16.96   $ 20.39    $ 17.95   $ 21.18
  Gas (per Mcf).........................     1.67      1.35      1.97       1.78      2.83
  Equivalent barrels (per BOE)..........    11.82     11.00     14.35      12.80     18.10
Average costs (per BOE)
  Direct operating......................  $  3.97   $  3.99   $  3.76    $  3.81   $  3.74
  General and administrative............     1.10      1.34      1.30       1.37      1.47
  Depletion, depreciation and
     amortization.......................     6.07      5.80      6.41       5.94      6.19

     The Company uses the successful efforts method of accounting for its oil and gas properties. Consequently, leasehold costs are capitalized when incurred. Unproved properties are assessed periodically within specific geographic areas and impairments in value are charged to expense. Exploratory expenses, including geological and geophysical expenses and delay rentals, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful. Costs of productive wells, unsuccessful developmental wells and productive leases are capitalized and amortized on a unit-of-production basis over the life of the remaining proved or proved developed reserves, as applicable. Gas is converted to equivalent barrels at the rate of 6 Mcf to 1 barrel. Amortization of capitalized costs is generally provided on a property-by-property basis. The Company also assesses the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then it is recognized to the extent that net capitalized costs exceed discounted expected future cash flows. Accordingly, in 1995, the Company provided for $27.4 million of such impairments. No such impairments were made in 1994, 1996 or the three months ended March 31, 1997. Estimated future abandonment costs (net of salvage values) are accrued at unit-of-production rates and taken into account in determining depletion, depreciation and amortization.

     From time to time, the Company enters into commodity contracts to hedge the price risk of a portion of its production. Settlements of gains and losses on hedging contracts are generally based upon the difference between the contract price and an index price, except on the long-term contract discussed below, and are reported as a component of oil and gas revenues. Gains or losses attributable to the termination of a hedging contract are deferred and recognized as revenue when the hedged commodity is sold. In 1994, the Company entered into a long-term swap arrangement in order to lock in the price differential between the Rocky Mountain and Henry Hub prices on a portion of its Rocky Mountain gas production. The contract covers 20,000 MMBtu per day through 2004. In March 1997, that volume represented approximately 36% of the Restricted Group's Rocky Mountain gas production and 15% of the Company's consolidated Rocky Mountain gas production.

RESULTS OF OPERATIONS

  Comparison of First Quarter 1997 to First Quarter 1996

     Total revenues for the three month period ended March 31, 1997 were $88.8 million, a $47.0 million increase from the same period in 1996. The increase was primarily due to a $31.7 million increase in oil and gas sales and a $12.6 million increase in gains on sales of equity interests in investees. The increase in oil and gas sales was a combination of a 41% rise in the price received per BOE and a 33% increase in BOE production. Natural gas prices rebounded toward the end of 1996 resulting in an average price for the first quarter of 1997 of $2.83 per Mcf compared to $1.78 per Mcf during the same period in 1996. Oil prices improved 18% to average $21.18 per barrel during the first quarter of 1997. The Restricted Group had total revenues of $57.7 million for the period ended March 31, 1997.

     Net income for the three month period ended March 31, 1997 was $19.9 million, an increase from the $1.8 million experienced in the same period in 1996. Net income was positively impacted by the aforementioned price increases, which resulted in approximately $10 million in additional net income. The quarter also benefitted from the sales of Cairn stock, which contributed approximately $8 million to net income. Production increases also contributed, but these increases were offset somewhat by higher operating and depletion, depreciation and amortization expenses. Net income for the Restricted Group was $9.2 million, excluding equity in earnings of the Unrestricted Subsidiaries.

     Revenues from production operations, less direct operating expenses, for the quarter ended March 31, 1997 were $53.8 million, an increase of 112% from the same period in 1996. Average daily production during the first quarter of 1997 was 41,641 BOE, an increase of 34% over the same period in 1996 (an 8% increase over fourth quarter 1996 production). In addition, the average product price received increased by 41% to $18.10 per BOE. The increase in oil and gas production can be attributed primarily to Patina's acquisition of Gerrity. The increased production resulting from three acquisitions in the Gulf of Mexico during 1996 was offset by decreased production due to the sale of nonstrategic properties throughout 1996. The Company expects to increase development activities during 1997 which, along with two acquisitions in the Gulf of Mexico in the fourth quarter of 1996, should result in increased production through 1997. Total operating expenses for the first quarter of 1997 increased by $3.3 million ($3.0 million attributable to the Unrestricted Subsidiaries) from the same period in 1996 in line with increased production. Operating costs per BOE were $3.74 compared to $3.81 in the same period in 1996.

     Gains on sales of equity interests in investees were $13.0 million during the three month period ended March 31, 1997. The 1997 gains resulted from sales of Cairn stock totaling 4.5 million shares at an average of $8.81 per share, realizing $39.2 million in aggregate proceeds.

     Gains on sales of properties were $2.6 million during the three months ended March 31, 1997, compared to losses on sales of properties of $20,000 during the same period in 1996. The most significant gain during the first quarter of 1997 was $2.1 million on the sale of a nonstrategic offshore block in the Gulf of Mexico.

     General and administrative expenses, net of reimbursements, for the three month period ended March 31, 1997 increased $1.6 million from the same period in 1996 but decreased $342,000 from the fourth quarter of

1996. The increase was primarily due to the Company's having a larger number of properties in the DJ Basin of Colorado as a result of the Gerrity acquisition.

     Interest expense was $6.8 million during the first quarter of 1997, $4.4 million of which was incurred by Patina, compared to $3.6 million during the same period in 1996. The majority of the increase was the result of a higher average interest rate primarily due to Patina's subordinated notes, which have an effective interest rate of 11.1%.

     Depletion, depreciation and amortization expense during the first quarter of 1997 increased to $23.2 million from $16.8 million in the same period in 1996. The increase was primarily attributable to the 33% increase in production volumes and, to a lesser extent, a higher total depletion, depreciation and amortization rate per BOE of $6.19 compared to $5.94 during the same period in 1996. The increase in rates was primarily due to the amortization of a noncompetition agreement by Patina. Excluding the Unrestricted Subsidiaries, total depletion, depreciation and amortization expense was $10.8 million ($5.00 per BOE).

     Comparison of 1996 results to 1995. Total revenues for 1996 were $292.4 million, a $90.3 million increase from 1995. The increase was in large part due to a $67.2 million increase in gains on sales of investments, of which a $65.5 million gain was attributable to the fourth quarter exchange of the Company's stock held in Command Petroleum Limited ("Command"), an Australian affiliate, for stock in Cairn. An increase in oil and gas sales of $44.7 million was also experienced in 1996 as a result of a 31% rise in the price received per BOE while production remained relatively stable compared to 1995. Natural gas prices rebounded in 1996 to $1.97 per Mcf from $1.35 per Mcf in 1995, a 46% increase. Oil prices improved 20% to average $20.39 per barrel during 1996. Partially offsetting these increases was a decrease in gas transportation, processing and marketing revenues of $20.6 million primarily as a result of the sale of the Company's Wattenberg gas facilities in 1995.

     Net income for 1996 was $63.0 million, compared to a net loss in 1995 of $39.8 million. The 1996 income was boosted by the net effect of the Command transaction ($57.2 million after minority interest expense and deferred tax expense). However, the Company also recorded a noncash charge of $15.5 million in the second quarter related to the contribution of the Company's Wattenberg oil and gas properties to Patina, in return for a 70% (currently 74%) stake in Patina. The 1995 loss was primarily due to $27.4 million in noncash property impairment charges and almost $11 million in combined losses resulting from a litigation settlement, losses on marketable securities, as well as severance and restructuring costs. Absent these special non-recurring items, there was an increase in net income from 1995 to 1996 of approximately $23 million. This increase can be attributed primarily to the 31% increase in average price received per BOE, which increased revenues $44.7 million, offset partially by a decrease in gas management margin of $6.2 million and an increase in depreciation, depletion and amortization expense of $8.2 million.

     Revenues from production operations, less direct operating expenses, for 1996 were $139.7 million, an increase of 52% from 1995 production margin. Average daily production during 1996 was 36,040 BOE, almost exactly what it was in 1995 (36,024 BOE). However, the average product price received increased by 31% to $14.35 per BOE. During 1996, oil and gas production remained relatively constant overall with decreases from divestitures of nonstrategic properties in late 1995 and during 1996 offset by acquisitions, primarily in the Gulf of Mexico and the DJ Basin of Colorado, and by exploitation efforts. This process is substantially complete. The Company expects to increase its development schedule in 1997 which, along with two acquisitions in the Gulf of Mexico in the fourth quarter 1996, should result in an increase in production during 1997. Total operating expenses for 1996 decreased by $2.8 million in line with the Company's efforts of divesting of marginal properties with high operating costs and acquiring incremental interests in offshore properties which have historically had lower operating costs per BOE. Operating costs per BOE were $3.76 compared to $3.99 in 1995.

     Direct operating margin from gas transportation, processing and marketing for 1996 was $2.6 million compared to $8.9 million in 1995. The decrease resulted primarily from a reduction in processing margins due to the sale of the Company's Wattenberg gas processing facilities which was completed in the third quarter of 1995. The Company realized almost $80 million in sales proceeds during 1995 on these facilities and recognized a total of $8.7 million in gains.

     Gains on sales of investments were $69.3 million in 1996, compared to $2.2 million in 1995. The $65.5 million gain on the Command exchange accounted for the bulk of the increase. The remaining gains are primarily due to sales of a portion of the Company's interests in the Permtex venture in Russia and the Tamtsag venture in Mongolia. In January 1997, the Company's interest in the Tamtsag venture was further reduced.

     Gains on sales of properties were $8.8 million in 1996, compared to $12.3 million in 1995. The most significant gain during 1996 was a $7.4 million gain on the sale of a 50% interest in the Green River Basin holdings for $16.9 million. The most significant gain during 1995 was the $8.7 million gain recognized as part of the sale of the Company's Wattenberg gas processing facilities for almost $80 million.

     Other income increased 50% or $2.4 million from 1995. The increase can be primarily attributed to equity in earnings of Command increasing $1.9 million from the equity in losses recorded in 1995.

     Exploration expenses for 1996 were $4.2 million, down $3.8 million from 1995. The decrease was due primarily to a writeoff of $4.1 million of acreage costs in 1995 that was not incurred in 1996. Included in the 1996 expenditures of $4.2 million was a $1.2 million dry hole drilled in the Gulf of Mexico in the third quarter on an unexplored block adjacent to one of the Company's current producing blocks.

     General and administrative expenses, net of reimbursements, for 1996 were $17.1 million as compared to $17.7 million in 1995. The slight decrease is the result of ongoing expense reduction efforts and reductions in personnel due to the property divestitures that have taken place over the past two years offset somewhat by increased expenses related to the acquisition of Gerrity.

     Interest and other expense was $28.9 million compared to $27.0 million in 1995. The majority of the increase is the result of a higher average interest rate primarily due to Patina's subordinated notes, which have an effective interest rate of 11.1%.

     Depletion, depreciation and amortization expense in 1996 increased to $84.5 million from $76.4 million in 1995. The increase reflects an increase in the overall depletion, depreciation and amortization rate per equivalent barrel from $5.80 to $6.41. This increase can be attributed to downward revisions in reserve quantities at year end 1995 primarily in proved undeveloped reserves which became uneconomic at year end 1995 prices and the growing impact of the Gulf of Mexico operations which are typically more capital intensive thus having a higher depletion rate.

     The Restricted Group realized net income of $63.0 million for 1996. Net income for the Restricted Group was $20.7 million, excluding equity in earnings of the Unrestricted Subsidiaries, deferred tax benefit and other nonrecurring charges. The equity in earnings of the Unrestricted Subsidiaries of $39.4 million was primarily due to the gain recognized as a result of the Command/Cairn exchange transaction, and the deferred tax benefit recognized of $18.3 million was also related to this transaction. In addition, a nonrecurring charge of $15.5 million was recorded related to the formation of Patina, whereby the Company recognized a loss on contributing all its Wattenberg properties to Patina in return for 14 million shares of Patina common stock. The Restricted Group had oil and gas sales of $107.1 million on production averaging 20,525 BOE per day, direct operating expenses of $4.67 per BOE produced, interest expense of $9.3 million and depletion, depreciation and amortization expense of $5.29 per BOE produced.

     Comparison of 1995 results to 1994. Total revenues for 1995 were $202.2 million, a $60.2 million decline from 1994. The revenue decrease included $56 million as a result of the suspension of low margin third party gas marketing activities late in 1994 and a $13 million decrease due to the sale of the Company's Wattenberg gas facilities in 1995. Oil and gas sales, on the other hand, rose by 5% to $144.6 million as a result of a 13% growth in production of barrels of oil equivalent. The production increase was partially offset by a 7% decrease in the average price received per BOE. Natural gas prices dropped sharply by 19% in 1995 to an average of $1.35 per Mcf, the lowest average price received in the Company's history. Oil prices improved 15% to average $16.96 per barrel during 1995.

     The net loss for 1995 was $39.8 million, compared to net income in 1994 of $12.4 million. The 1995 loss was primarily due to $27.4 million in noncash property impairment charges and almost $11 million in losses as a result of a litigation settlement, losses on marketable securities, as well as severance and restructuring costs. The property impairment charges resulted from the fourth quarter adoption of Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Prior to the fourth quarter of 1995, the Company provided impairments for significant proved and unproved oil and gas property groups to the extent that net capitalized costs exceeded the undiscounted future cash flows. SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed discounted expected future cash flows. The decline from the 1994 net income also resulted from the decrease in natural gas prices and sharply increased financing costs, incurred prior to the reduction in outstanding debt accomplished during the latter half of 1995.

     Revenues from production operations, less direct operating expenses, for 1995 were $92.1 million, slightly greater than the 1994 production margin. Average daily production during 1995 was 36,024 BOE, up 13% from 1994 levels, although the average product price received decreased by 7% to $11.00 per BOE. The production increase resulted primarily from newly drilled wells completed late in 1994 and during early 1995. In 1995, the Company completed 223 wells, including 88 in the DJ Basin of Colorado, 24 in the Austin Chalk area of Texas, 16 in the Green River Basin of Wyoming and six in the Piceance Basin of western Colorado. Additionally, late in 1995, the Company sold its minor interest in a south Texas field where 70 nonoperated wells had been completed earlier in the year. In the DJ Basin, the Company completed 360 wells in 1994, but reduced its drilling in 1995 in response to the dramatic decrease in natural gas prices in the region. Total operating expenses for 1995 increased by 13%, in line with the production growth. Operating costs per BOE were $3.99, essentially even with those of the prior year.

     Revenues from gas processing, transportation, and marketing, less direct expenses, for 1995 were $8.9 million, compared to $13.1 million in 1994. The decrease resulted primarily from a reduction in processing margins due to the sale of the Company's Wattenberg processing facilities. During 1995, the Company realized almost $80 million in sales proceeds and recorded $8.7 million in gains. In conjunction with the sales, the Company completed an agreement with the primary purchaser, which, at current gas prices, is not expected to have a material adverse effect on the wellhead net prices compared to the Company's processing arrangements prior to the sale. Gas transportation and gathering margins from facilities retained by the Company climbed 47% during 1995 to $3.4 million, associated with rising production and system expansions in southern Wyoming and western Colorado. Gas marketing net revenues declined by $797,000 between years, after the suspension of third party marketing activities in late 1994.

     Gains on sales of properties were $12.3 million in 1995, compared to $2.0 million in 1994. The $8.7 million gain from the DJ Basin facility sales accounted for the bulk of the increase. The remaining gains were part of the Company's ongoing program to dispose of nonstrategic assets at favorable prices.

     Other income in 1995 was $7.0 million, which was reduced from $15.3 million in 1994, as the prior year included $6.6 million in gains on the sale of a portion of the Company's interest in the Permtex venture in Russia and the sale of equity securities by Command. The remaining decrease was primarily due to losses on the sale of marketable securities in 1995. The Company realized $13.1 million in proceeds from the securities sales, which was applied to further reduce the outstanding debt.

     Exploration expenses for 1995 were $8.0 million, up $1.5 million from 1994. The increase resulted primarily from the writeoff of $4.1 million of certain acreage costs.

     General and administrative expenses, net of reimbursements, were $17.7 million as compared to $12.9 million in 1994. The increase consists of $2.3 million associated with an increase of activities related to the Company's newer development projects, $1.5 million in severance and restructuring costs primarily related to the Wattenberg area activities and $1.0 million related to the expanding offshore operations.

     Interest and other expense was $27.0 million in 1995, up from $12.5 million in 1994. The majority of the increase was due to larger outstanding debt levels at higher average interest rates, and to a lesser extent, the writedown of certain notes receivable to their realizable value. Senior debt was significantly reduced during the last half of the year with the proceeds from the sale of the Wattenberg facilities and the west Texas oil and gas properties.

     Depletion, depreciation and amortization expense increased 8% during 1995. The increase resulted from the 13% growth in oil and gas production, offset somewhat by a reduction in the production depletion, depreciation and amortization rate per BOE to $5.00 in 1995 from $5.37 in 1994.

     The effective income tax rate for 1995 was a benefit of three percent. This benefit was limited to the extent of the net deferred tax liability at December 31, 1994 of $591,000 and the realization of a $779,000 deferred tax asset that was previously recorded to stockholders' equity as required by SFAS No. 115.

DEVELOPMENT, ACQUISITION AND EXPLORATION

     During the three months ended March 31, 1997, the Company incurred $23.8 million in capital expenditures, including $20.3 million for development, $1.8 million for exploration, $1.0 million for property acquisitions and $753,000 for fixed assets.

     Of the $20.3 million of development expenditures, $8.7 million was concentrated in the Gulf of Mexico, $2.1 million in the Washakie Basin of southern Wyoming, $1.7 million in the Green River Basin of southern Wyoming, $1.1 million in the Piceance Basin of western Colorado and $1.1 million in other areas. In addition, Patina incurred $5.6 million of the total development expenditures of the Company. During the three months ended March 31, 1997, the Company completed 30 wells, drilled one developmental dry hole and had 22 wells in progress at quarter end.

     Exploration costs in the first quarter of 1997 were $1.8 million, primarily for seismic work performed in and around the Company's major drilling projects. Patina incurred $58,000 of exploration costs in the first quarter of 1997.

     During 1996, the Company incurred $349.0 million in capital expenditures, including $297.7 million for property acquisitions, $43.1 million for development, $4.6 million for exploration, $2.0 million for field and office equipment and $1.6 million for gas facility expansion.

     The Company expended $297.7 million relating to property acquisitions during 1996. Of this amount, $273.1 million was for producing properties and $24.6 million was for unevaluated properties. Of the $273.1 million expended for producing properties, $218.4 million related to the formation of Patina and the subsequent May 1996 acquisition of Gerrity. In 1996, the Company acquired, via three acquisitions, incremental interests in certain properties located in the Gulf of Mexico for a net purchase price of $72.1 million ($22.4 million was classified as unevaluated properties).

     Of the total 1996 development expenditures, $12.8 million was concentrated in the Gulf of Mexico where four wells were completed (with three in progress at year end), $8.6 million was spent in the Piceance Basin of western Colorado to complete 22 wells, (with one in progress at year end) and $5.7 million was spent in the East Washakie Basin of southern Wyoming to complete twelve wells (with three in progress at year end). In addition, $2.9 million was incurred to complete five wells in the Green River Basin (with two in progress at year end) and $4.8 million was spent in other areas. Also, Patina incurred $8.3 million of the total development expenditures of the Company.

     Exploration costs in 1996 were $4.6 million primarily for seismic work performed in and around the Company's major drilling projects and a dry hole drilled in the Gulf of Mexico.

     In Russia, ten additional wells were drilled and completed in 1996 increasing production to over 3,500 barrels per day. Drilling activity has been slower than anticipated due to difficulties in securing drilling contracts on commercially reasonable terms. During 1997, SOCO Perm Russia, Inc. expects to drill 11 wells. In Mongolia, the Mongolian Parliament ratified the grant of two additional concessions in the area to SOCO Tamtsag Mongolia, Inc. bringing the total acreage position to approximately 10 million acres. During 1996, two exploratory wells were drilled, one of which resulted in a second discovery. SOCO Tamtsag Mongolia, Inc. intends to drill four wells during 1997. In Thailand, the Company was awarded Block B8/38 in the Gulf of Thailand. The Company has entered into an agreement with an international oil company to fund the drilling of an exploration well in this block. Drilling is expected to begin in the second quarter of 1997, with a second well possibly being drilled by year end.

FINANCIAL CONDITION AND CAPITAL RESOURCES

     At March 31, 1997, the Company had total assets of $862.5 million. Total capitalization was $718.6 million, of which 43% was represented by stockholders' equity, 25% by subordinated debt, 20% by senior debt and 12% by minority interest. During the three months ended March 31, 1997, net cash provided by operations was $51.8 million, an increase of 94% compared to the same period in 1996. As of March 31, 1997, commitments for capital expenditures, primarily for new production facilities in the Gulf of Mexico, totaled $26.8 million. Included in this amount are Patina's commitments of $579,000. The Company anticipates that 1997 capital expenditures will approximate $129 million. Approximately $109 million is expected to be spent for development drilling programs, $12 million for expanded exploratory activity and $8 million for gas facilities and other activities. Of these amounts, $59 million is targeted for continued development in the Gulf of Mexico, $43 million for expanded development of its major Rocky Mountain projects (excluding $15 million for Patina), $4 million for additional leasing, seismic and drilling costs in North Louisiana and $8 million for other costs. The level of these and other future expenditures is largely discretionary, and the amount of funds devoted to any particular activity may increase or decrease significantly, depending on available opportunities and market conditions. The Company plans to finance its ongoing acquisition, exploration and development expenditures using internally generated cash flow and existing credit facilities. In addition, joint ventures or future offerings of debt or equity securities may be utilized.

     In mid-May 1997, SOCO International agreed to transfer its shares in Operations, which holds the Company's investments in Mongolia, Russia and Thailand, to SOCO plc, a recently formed English company, in exchange for shares of SOCO plc. SOCO plc has agreed to acquire the interests of a number of minority investors in Operations' ventures, and will also acquire from Cairn that company's United Kingdom onshore company as well as certain assets in Yemen and Tunisia. The transactions are subject to the completion by SOCO plc, which has applied for listing on the London Stock Exchange, of a public offering of its common shares, which will raise approximately $75 million of new equity capital to fund its continuing exploration and development expenditures. After the transactions close (expected in late May 1997), SOCO International is expected to own approximately 15% to 18% of SOCO plc, depending on the offering price of the common shares. Under London Stock Exchange rules, the Company will not be permitted to sell shares in SOCO plc for two years after completion of the offering. Upon closing of the offering, Edward T. Story, a director and Vice President, International of the Company, will resign as an officer of the Company and become the chief executive officer of SOCO plc.

     During the first quarter of 1997, Patina accounted for $24.0 million of the Company's net cash provided by operations. For the foreseeable future, cash generated by Patina will, however, be retained by Patina to fund its development program, reduce debt and pursue acquisitions in the DJ Basin or elsewhere. Moreover, Patina's credit facility currently prohibits the payment of dividends on its common stock. Accordingly, Patina's cash flow is intended to be used to reduce debt levels, fund a limited development program and any future acquisitions which may be consummated and may not be available to fund the Company's other operations or to pay dividends to its stockholders. During the first quarter of 1997, Patina reduced its total debt by $10.2 million. As with all its investments and properties, the Company continuously evaluates its position in Patina and assesses alternatives to increase value to the Company and its shareholders.

     The Company maintains a $500.0 million revolving credit facility. The borrowing base available under the facility at March 31, 1997 was $140.0 million. During the first quarter of 1997, the average interest rate under the revolver was 6.3%. See "Description of the Credit Facility."

     Patina maintains a $140.0 million revolving credit facility (the "Patina Facility"). The borrowing base available under the facility was $120.0 million at March 31, 1997. Effective May 1, 1997, the borrowing base was reduced to $110.0 million. Patina may elect that all or a portion of the facility bear interest at a rate per annum equal to (i) the higher of (a) prime rate or (b) the Federal Funds Effective Rate plus 0.5%, or (ii) the

Adjusted Eurodollar Rate (the rate at which Eurodollar deposits for one, two, three or six months (as selected by Patina) are offered in the interbank Eurodollar market, as adjusted for reserves) plus a margin which fluctuates from 0.625% to 1.125% determined by a debt to EBITDA ratio. During the first quarter of 1997, the average interest rate under the facility was 6.9%.

     The Patina Facility agreement contains certain financial covenants, including but not limited to a maximum total debt to capitalization ratio, a maximum total debt to EBITDA ratio and a minimum current ratio. The bank credit agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness; certain liens; guaranties, speculative derivatives and other similar obligations; asset dispositions; dividends, loans and advances; creation of subsidiaries; investments; leases; acquisitions; mergers; changes in fiscal year; transactions with affiliates; changes in business conducted; sale and leaseback and operating lease transactions; sales of receivables; prepayment of other indebtedness; amendments to principal documents; pledges of assets; issuances of securities; and nonspeculative commodity hedging.

     The Company from time to time enters into arrangements, primarily by Patina, to monetize its Section 29 tax credits. These arrangements result in revenue increases of approximately $0.40 per Mcf on production volumes from qualified Section 29 Properties. As a result of such arrangements, the Company recognized additional gas sales of $2.5 million in 1996. During the three months ended March 31, 1997, the Company recognized additional gas sales of $801,000. These arrangements are expected to increase revenues through 2002.

     The Company seeks to diversify its exploration and development risks by seeking partners for its significant development projects and maintains a program to divest marginal properties and assets which do not fit its long range plans. During the first quarter of 1997, the Company sold 50% of its working interest in the Wind River Basin and the Big Horn Basin area for a total of $1.7 million in proceeds. The first well was spudded in January 1997 in the Big Horn Basin and another well is expected to be drilled in the Wind River Basin during 1997.

     In November 1996, the Company accepted an offer from Cairn for its interest in Command. The Company received 16.2 million shares of freely marketable common stock of Cairn, and recorded a gain of $65.5 million with no associated current tax liability. However, a deferred tax provision of $4.0 million was recorded related to this transaction. Immediately prior to the acceptance of Cairn's offer, the Company accrued for a transaction in which a director of the Company exchanged his option to purchase 10% of the outstanding common stock of SOCO International (through which the investment in Command was held) and issued promissory notes to the Company totaling $591,000 for 10% of the outstanding common stock of two SOCO International subsidiaries, SOCO International Holdings, Inc. ("Holdings") and Operations. As a result of this transaction, the Company recorded a $260,000 loss. Additionally, minority interest expense of $4.3 million was recorded related to the director's 10% ownership as a result of the Command gain. The actual exchange occurred in December 1996 and the promissory notes remained outstanding at March 31, 1997. During the three months ended March 31, 1997, the Company sold 4.5 million Cairn shares at an average of $8.81 per share realizing $39.2 million in proceeds. These transactions resulted in a pretax gain of $13.0 million.

     The Board of the Company has authorized the repurchase of up to $50.0 million of the Company's securities. During 1996 and the first quarter of 1997, the Company repurchased 1.5 million shares of common stock, par value $0.01 per share ("Common Stock"), of the Company for $19.2 million, 6,000 preferred depositary shares for $142,000 and $4.3 million principal amount Convertible Subordinated Notes for $4.0 million. Subsequent to quarter end, the Company has repurchased an additional 411,000 shares of Common Stock for $6.8 million and $290,000 principal amount Convertible Subordinated Notes for $294,000. The terms of the Notes will restrict the Company's ability to repurchase its securities. See "Description of Notes -- Certain Covenants -- Restricted Payments."

     The Company believes that its capital resources are adequate to meet the requirements of its business. However, future cash flows are subject to a number of variables including the level of production and oil and gas prices, and there can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

INFLATION AND CHANGES IN PRICES

     While certain of its costs are affected by the general level of inflation, factors unique to the petroleum industry result in independent price fluctuations. Over the past five years, significant fluctuations have occurred in oil and gas prices. Although it is difficult to estimate future prices of oil and gas, price fluctuations have had, and will continue to have, a material effect on the Company.

     The following table indicates the average oil and gas prices received over the last five years and the first quarter of 1997. Average gas prices for the three months ended March 31, 1997 and the years ended December 31, 1996 and 1995 were increased by $0.06, $0.08 and $0.06 per Mcf, respectively, by the benefit of the Company's hedging activities. Average price computations exclude contract settlements and other nonrecurring items to provide comparability. Average prices per equivalent barrel indicate the composite impact of changes in oil and gas prices. Natural gas production is converted to oil equivalents at the rate of 6 Mcf per barrel.

                                                                AVERAGE PRICES
                                                     ------------------------------------
                                                     CRUDE OIL
                                                        AND        NATURAL     EQUIVALENT
                                                      LIQUIDS        GAS        BARRELS
                                                     ---------    ---------    ----------
                                                     (PER BBL)    (PER MCF)    (PER BOE)
  1992.............................................   $18.87        $1.74        $13.76
  1993.............................................    15.41         1.94         13.41
  1994.............................................    14.80         1.67         11.82
  1995.............................................    16.96         1.35         11.00
  1996.............................................    20.39         1.97         14.35
  First Quarter 1997...............................    21.18         2.83         18.10

                            BUSINESS AND PROPERTIES

GENERAL

     Snyder Oil Corporation is an independent energy company engaged in oil and gas development, acquisition, exploration and production activities primarily in the Gulf of Mexico, western Rocky Mountains and North Louisiana. The Company also gathers, transports and markets natural gas near its principal producing properties. In addition, through its affiliates, the Company participates in international exploration and production. From 1991 through 1996, the Company pursued a balanced strategy of acquisitions and development drilling. During this period, the Company's revenues increased from $86.6 million to $292.4 million and Adjusted EBITDA (as defined herein) increased from $43.7 million to $126.8 million. At December 31, 1996, the Company's proved reserves totaled
141.4 million BOE having a Present Value of $1.2 billion. Approximately 71% of these reserves are natural gas. The Company operates more than 3,500 wells that account for almost 90% of its developed reserves.

     The Company's domestic operations are focused on three core areas, each with the potential to contribute significantly to future growth:

     - Gulf of Mexico. The Company had proved reserves in the Gulf of Mexico of
       17.4 million BOE at December 31, 1996, concentrated in the Pabst, Busch and Ingrid Fields of the Main Pass area offshore Mississippi. The production from the Pabst and Busch Fields typically has been restricted to 100 MMcf (42 MMcf net) of gas per day but is expected to increase to more than 150 MMcf (62 MMcf net) per day following the expansion of pipeline capacity serving these fields in early 1998. During 1997 the Company intends to begin installation of a platform and production facilities with total initial capacity of 100 MMcf per day on its 50%-owned Ingrid Field, with production commencing in early 1998. The Company plans to expand its activities in the Gulf of Mexico significantly and has budgeted approximately $59 million for development and exploration in this area in 1997.

     - Western Rocky Mountains. The Company had proved reserves in Wyoming, western Colorado and Utah of 50.3 million BOE at December 31, 1996. These reserves are concentrated in gas development programs in the Washakie, Green River and Piceance Basins, and in two large, mature non-operated oil fields in northern Wyoming. The Company has also initiated gas projects in the Wind River and Big Horn Basins and an oil project in Utah. The Company recently formed a gas marketing joint venture with Coastal Corporation, one of the largest gas marketers in North America. This joint venture is expected further to enhance efficiencies and downstream marketing opportunities for the Company's western Rocky Mountain gas operations. The Company has budgeted approximately $43 million for continued development and exploration in the western Rocky Mountains during 1997.

     - North Louisiana. The Company owns over 300,000 net mineral acres, with leases and lease options covering more than 225,000 additional net acres, in North Louisiana. The Company has identified a number of exploration prospects as a result of an initial 48 square mile 3-D seismic survey, and is in the process of performing an additional 110 square mile 3-D survey. Based on these surveys, the Company expects to begin drilling activities in North Louisiana by the end of 1997. The Company expects expenditures in North Louisiana to total approximately $4 million in 1997.

BUSINESS STRATEGY

     In early 1995, the Company began a strategic repositioning program to improve operating performance and enhance reserve and production growth opportunities by (i) reducing its dependence on the Rocky Mountains through the acquisition of significant properties in the Gulf of Mexico and the addition of partners to its major Rocky Mountain projects, (ii) disposing of selected non-core properties, (iii) reducing operating costs and (iv) increasing financial flexibility. Through the implementation of this repositioning program, over the last two years the Company has sold over 300 non-core properties with limited upside potential, leaving it with 30 projects of which two-thirds are believed to provide significant opportunities for growth. During the same period, the Company has reduced employment by over 20% while increasing proved reserves by 18%.

     Key elements of the Company's business strategy are summarized below:

     Geographic Focus. The Company's domestic operations are concentrated in the Gulf of Mexico, the western Rocky Mountains and North Louisiana. By focusing on a select number of core geographic areas, the Company believes that it can maximize operating and administrative cost efficiencies and leverage the technical expertise gained in these areas to its competitive advantage.

     Development and Exploitation. The Company initiates development drilling, recompletions and other production enhancement techniques to maximize production and reserves. During 1996, the Company spent $36.7 million to drill or recomplete 75 wells in its core areas and has budgeted approximately $94 million for such activities in 1997. The Company has identified over 700 development and exploitation locations on its existing core properties, representing a 10-year inventory at 1996 drilling levels.

     Exploration. The Company selectively pursues higher risk, higher potential return projects and manages its exploration risks through the use of 3-D seismic and other advanced technologies as well as through joint venture partners. Also, the geographic and geological diversity of the Company's exploration opportunities in its core areas mitigates its economic risk. The Company expended $4.6 million on exploration activities in 1996 and intends to expend approximately $12 million on such activities in the Gulf of Mexico, the western Rocky Mountains and North Louisiana during 1997.

     Acquisitions. The Company continually evaluates opportunities to acquire oil and gas properties that complement its existing reserve base or that may allow it to develop new core areas. The Company evaluates potential acquisitions based on various factors, including development potential, profit enhancement opportunity, geographic concentration and reserve and production attributes. In 1996, the Company spent $72.1 million to increase its core holdings in the Gulf of Mexico.

     Cost-Effective Operations. The Company is committed to maintaining a cost-effective operating structure. During 1996, the Company streamlined its organizational structure and enhanced its operations by concentrating on core geographic areas pursuant to its repositioning program. Further, the Company operates properties collectively representing approximately 90% of the Present Value of its proved reserves, which provides it with significant control over the timing and the extent of operating and drilling costs.

     Financial Flexibility. The Company believes that maintaining financial flexibility will enable it to respond quickly to acquisition opportunities and changing market conditions. As of March 31, 1997, on a pro forma basis to reflect completion of the Offering and application of the proceeds therefrom as described under "Use of Proceeds," the Company, excluding its Unrestricted Subsidiaries, would have had no Senior Indebtedness outstanding, and its borrowing base under the Credit Facility would have been $140.0 million. See "Description of the Credit Facility." The Company anticipates that it will be able to fund its capital expenditures largely through operating cash flow. In addition, the Company has significant investments in Patina and SOCO International, as described below.

     During 1996, the Company consolidated its Wattenberg Field properties in Colorado with those of Gerrity to create Patina, a New York Stock Exchange listed company of which the Company owns approximately 74% (14.0 million shares). Through the formation of Patina, the Company converted its working interest in the field into a controlling interest in the field's largest producer. At December 31, 1996, Patina held interests in over 3,600 wells with proved reserves of approximately 71.9 million BOE, approximately 70% of which were attributable to natural gas.

     The Company's international operations are conducted through its wholly owned subsidiary, SOCO International. SOCO International operates through two 90%-owned subsidiaries, an international operating company with investments in Mongolia, Russia and Thailand, and a holding company that owns 11.7 million shares (approximately 7%) of Cairn, a publicly-traded Scotland-based exploration and production company. In the near future, the Company plans to complete a public offering of the international operating company, whose common stock is expected to be listed on the London Stock Exchange. See "-- Recent Developments." The Company's investments in Patina and Cairn had market values of $126.0 million and $107.0 million, respectively, at May 16, 1997.

DOMESTIC OPERATIONS

  GENERAL

     During 1996, the Company greatly increased the focus and balance of its domestic operations by investing capital primarily in its core operating areas and by selling the majority of its remaining non-core assets. Summary information at December 31, 1996 regarding the Company's domestic projects is set forth in the following table.

                                                                       PROVED RESERVE QUANTITIES
                                                          NET       --------------------------------      PRESENT VALUE
                                          PRODUCING   UNDEVELOPED   CRUDE OIL   NATURAL      OIL       --------------------
                                            WELLS        ACRES      & LIQUIDS     GAS     EQUIVALENT     AMOUNT     PERCENT
                                          ---------   -----------   ---------   -------   ----------   ----------   -------
                                                                     (MBBL)     (MMCF)      (MBOE)       (000)
Offshore Division
  Main Pass Area........................       15         8,553       1,570     86,238      15,943     $  236,349      19%
  Other.................................       26             0         851      3,717       1,470          8,488       1
Rocky Mountain Division
  Major Gas Projects
    Washakie (WY).......................      154        75,726       1,144     133,101     23,327        147,880      12
    Piceance (CO).......................       70        44,355         118     32,170       5,479         39,045       3
    Deep Green River (WY)...............       10        43,309         175     21,717       3,794         27,973       2
    Wind River Basin (WY)...............       27        65,577         235     21,151       3,760         15,376       1
    Big Horn Basin (WY).................        0        80,550           0          0           0              0       0
  Other Rockies Projects
    Northern Wyoming (WY)...............      932           787      12,083        531      12,172         76,938       6
    Uinta Basin (UT)....................      127        79,899       1,152      3,861       1,795          9,042       1
Southern Division
  North Louisiana (LA)..................       96(a)    318,090(b)       40      2,715         492          6,615       1
Other...................................      117        78,587         654      3,776       1,286         10,501       1
                                            -----       -------      ------     -------    -------     ----------     ---
        Total Restricted Group..........    1,574       795,433      18,022     308,977     69,518     $  578,207      47%
Patina..................................    3,602(c)    141,713      22,475     296,659     71,918        648,797      53
                                            -----       -------      ------     -------    -------     ----------     ---
        Total Company...................    5,176       937,146      40,497     605,636    141,436     $1,227,004     100%
                                            =====       =======      ======     =======    =======     ==========     ===

---------------

(a) Includes royalty interests in 82 wells.

(b) Does not include more than 225,000 additional net acres under lease and lease option.

(c) Includes royalty interests in 195 wells.

  OFFSHORE DIVISION

     With three large acquisitions of interests in its major properties and a recent major discovery, the Company has created a significant presence in the Gulf of Mexico. The Offshore Division contributes a significant portion of the Company's reserves and production, with the potential to increase rapidly its contribution in the future as the Company's Ingrid Field discovery begins production and pipeline constraints are eliminated in early 1998. The Company believes that many properties in the Gulf of Mexico are, and will continue to be, under-exploited and that the potential benefits and exposure to Gulf Coast markets will complement the Company's western Rocky Mountain activities and result in significant contributions to the Company.

     At December 31, 1996, the Offshore Division had proved reserves of 2.4 million barrels of oil and 90.0 Bcf of gas (17.4 million BOE), up from 748,000 barrels of oil and 16.3 Bcf (3.5 million BOE) at year end 1995. Acquisitions accounted for 7.8 million BOE of this increase, and the discovery of the Ingrid Field in Main Pass Block 261 accounted for 6.3 million BOE. At year end, the Offshore Division had interests in 41 (15.2 net) wells, 35 (14.1 net) of which were operated by the Company, and held interests in 103,000 (43,600 net) acres. March 1997 net production averaged 10,155 BOE per day, up from 1,100 BOE per day in December 1995.

     During 1997, the Gulf of Mexico will continue to be a major focus for the Company. Capital expenditures are expected to total approximately $59 million, including approximately $20 million to install platforms and related facilities, $18 million to drill five (3.0 net) development wells and $17 million to drill five (3.2 net) exploratory wells, primarily on existing projects. In addition, the Company will continue its acquisition efforts in the area, including acquisitions of additional interests in its existing properties, and will continue to evaluate its existing properties for additional development or exploratory potential.

     Pabst and Busch Fields. The Company's largest project in the Gulf of Mexico, comprising the Pabst and Busch Fields in Main Pass Blocks 255 and 259, is in the Main Pass/Viosca Knoll area off the coast of Mississippi. The Company owns interests in 10 lease blocks in the project area and operates two platforms there. During 1996, the Company acquired additional interests in these fields from three joint venture partners, increasing the Company's ownership from 12% to 60%, and also successfully completed four wells and three workovers. One dry hole was drilled. By year end, the Company's proved reserves in these fields totaled 52.1 Bcf of gas and 932,000 barrels of oil (9.6 million BOE), representing 55% of the Offshore Division's total proved reserves. In 1997, the Company will continue to evaluate 3-D seismic data from these blocks for additional exploratory or development potential, with plans to commence five development wells during the year.

     Ingrid Field. During 1996, the Company successfully drilled two exploratory wells (resulting in the discovery of the Ingrid Field) on farm-in acreage in Main Pass Block 261, just west of the Pabst and Busch Fields. Initial proved reserves assigned to the Company's 50% interest in the field were 34.1 Bcf of gas and 638,000 barrels of oil (6.3 million BOE) at year end 1996. During 1997, the Company intends to begin installation of a platform and production facilities, with production initially expected to total 100 MMcf per day (37 MMcf per day net) beginning in early 1998. Full development of the field, including four productive reservoirs already discovered, as well as additional prospects, is expected to require at least four additional wells. The Company plans two additional exploratory wells during 1997.

     Other Gulf of Mexico. The Offshore Division also has interests in several other operated field areas in the Gulf of Mexico, with the Company's interest exceeding 40% in many cases. During 1997, the Company will continue to evaluate these blocks for additional development or exploratory potential using recently acquired 3-D seismic data. The Company may drill up to four exploratory wells in 1997 to test these prospects, including one well begun in February at High Island 208 off the Texas coast. The Company also signed a farm-in agreement in late 1996 that will allow the Company to acquire a 50% interest in two suspended wells and a significant exploratory prospect in South Timbalier 231. The Company plans to install a platform during the year to produce the suspended wells and to drill the initial exploratory well in early 1998.

     Gulf of Mexico Capacity Constraints. Limited pipeline capacity has constrained production in the Main Pass/Viosca Knoll area. The Busch and Pabst Fields in Main Pass 255 and 259 are capable of producing approximately 160 MMcf per day, but typically are restricted to daily production of approximately 100 MMcf per day (42 MMcf net). The Company has recently signed an agreement with Viosca Knoll Gathering System ("VK") under which VK will construct an additional line to the Company's platform in Main Pass 259, as well as a line to the platform being constructed to produce the Company's Ingrid Field discovery in Main Pass 261. Upon completion, which is expected in early 1998, the Company will be able to transport 75 MMcf per day from the Ingrid Field, and firm capacity for the Company's share of gas from the Pabst and Busch Fields will increase from 42 MMcf per day to 62 MMcf per day. If the pipeline facilities are not constructed by the time the Ingrid Field platform is completed, VK will be obligated to pay nonrecoupable delay payments. VK has the right to terminate the agreements through June 30, 1997 without the payment of a termination fee. If the agreement is terminated thereafter, VK must pay a sliding-scale termination fee, commencing at $2.5 million, to the Company.

     In addition, the Company is negotiating agreements with Transcontinental Gas Pipeline Corporation and other subsidiaries of The Williams Companies (collectively, "Transco") which will further increase capacity in the Main Pass/Viosca Knoll area. Transco has made a non-refundable payment of $1.0 million to the Company, and will make an additional $4.0 million payment following execution of the agreement, to purchase approximately one-half of the Company's interest in the Ingrid Field platform to use in connection with facilities related to a new pipeline to be constructed by Transco to the platform. Transco has agreed to purchase all the Company's production from the Pabst, Busch and Ingrid Fields at an index-based price for three years after construction of the Transco facilities, which are expected to be completed by mid-1998 at the earliest. If the purchase agreement is not extended, Transco has agreed to transport all the Company's production from these blocks for the life of the reserves. The gas purchase arrangement with Transco is subject to federal regulatory approval acceptable to Transco. If the arrangement is terminated, Transco will return the interest in the production platform, but the Company will retain the $5.0 million payment for such interest.

ROCKY MOUNTAIN DIVISION

     During 1996, the Company made significant strides in positioning its western Rocky Mountain properties for long term growth while maintaining a modest drilling schedule in view of low prices prevailing during the first ten months of the year. In addition, significant interests were sold to industry partners in two major gas projects. The sales will allow expanded development of these Company-operated projects, while limiting the Company's capital requirements. In January 1997, the Company sold a one-half interest in two additional potentially large-scale gas projects scheduled for initial drilling in 1997. The Company also entered into an alliance with subsidiaries of Coastal Corporation (together with such subsidiaries, "Coastal") whereby the Company's gas production throughout most of the region will be pooled with that of other producers and marketed by Coastal. As part of the venture, most of the Company's gas facilities were placed under common management with certain of Coastal's facilities in the western Rocky Mountain area through the formation of Great Divide Gas Services, LLC ("Great Divide"). The Company expects this alliance to result in greater efficiency and the opportunity to share in the value associated with downstream sales of gas.

     Capital expenditures are expected to total $43 million for continued development and exploration in this area during 1997.

  Major Gas Projects

     Washakie Basin. Since the mid-1980's, the Company's properties in the Barrel Springs Unit, the Blue Gap Field and the North Standard Draw area of the Washakie Basin in southern Wyoming, together with its gas gathering and transportation facilities there, have been one of its most significant assets. During 1996, the Company continued to develop Mesaverde sands in the Washakie Basin near its existing properties. Twelve wells were completed in 1996 at depths ranging from 8,000 to 11,500 feet, increasing the Company's proved reserves by 1.4 million BOE. Drilling was in progress on three wells at year end. Net production of gas, which accounts for approximately 95% of the Company's reserves in this area, averaged 25.5 MMcf per day during 1996, compared to average 1995 production of 22.9 MMcf per day. Proved reserves at year end totaled 1.1 million barrels of oil and 133.1 Bcf of gas, or 23.3 million BOE, as compared to 1.1 million barrels and 105 Bcf, or 18.6 million BOE, at the end of 1995. This increase in reserves is primarily attributable to increased gas prices at year end 1996 and to development drilling in the field. The Company expects to accelerate its activity in this area in 1997, with plans to drill 31 wells at expected drilling costs ranging from $500,000 to $600,000 per well.

     The Company operates 128 wells in the Washakie Basin and holds interests in approximately 97,000 (76,000 net) undeveloped acres. Proved undeveloped reserves have been assigned to 66 locations in this area.

     Deep Green River. Throughout 1996, the Company continued development of the fluvial Lance sands in the deep portion of the Green River Basin. The Company participated in eight wells, with two wells in progress at year end. Despite the sale of a 50% interest in the project to Amoco Production Company in mid-1996, year end proved reserves totaled 175,000 barrels of oil and 21.7 Bcf of gas, or
3.8 million BOE, as compared to 107,000 barrels of oil and 15.9 Bcf of gas, or
2.8 million BOE, at year end 1995. This increase in reserves is primarily attributable to extensions of the field and increased gas prices at year end 1996. With 10 wells, six of which are operated by the Company, producing at year end, net production averaged 832 BOE per day during 1996. The Company holds interests in approximately 95,000 (43,000 net) undeveloped acres in this project. At the end of 1996, proved undeveloped reserves were assigned to 17 locations in this area. During 1996, the Company participated in a 51 square mile 3-D seismic survey that should allow high-grading of future drilling locations. The Company expects to participate in drilling up to 23 wells in this area during 1997. Further expansion of drilling is awaiting regulatory approval of an environmental impact statement, which is expected to be approved by mid-1997. Assuming the approval is granted, the Company expects to participate in drilling 25 to 30 wells per year after 1997 for the foreseeable future. The primary focus of drilling is the stacked, fluvial sands of the Lance formation at depths of 8,500 to 11,500 feet, at expected drillings costs ranging from $950,000 to $1.3 million per well in 1997.

     Piceance Basin. The Company operates the 53,000 acre Hunter Mesa Unit, the 9,000 acre Grass Mesa Unit and the 26,000 acre Divide Creek Unit in the southeast portion of the Piceance Basin. During 1996, a 45% interest in this project was sold to Destec Energy Inc. ("Destec"). At year end 1996, the Company owned approximately 99,000 (44,000 net) undeveloped acres in this area. During 1996, the Company participated in 21 new wells to develop and further delineate the fields. Twenty-two wells (including two in progress at the beginning of the year) were completed, and one was in progress at year end. While overall production from this area increased, net production averaged 9.7 MMcf per day in 1996, down from 1995 average production of 11.9 MMcf per day as a result of the sale of a 45% interest in the project. At year end 1996, there were 70 producing wells, 55 of which are operated by the Company. Proved reserves at year end were
32.2 Bcf of gas and 118,000 barrels of oil, or 5.5 million BOE, as compared with
42.6 Bcf and 145,300 barrels, or 7.2 million BOE, at year end 1995. The decrease in reserves, which primarily resulted from the sale to Destec, was partially offset by extensions of the field and increased gas prices at year end 1996. Proved undeveloped reserves were assigned to 37 locations in this area at year end 1996.

     During 1997, the Company plans to drill 23 wells, at expected drilling costs ranging from $425,000 to $650,000 per well, to develop further the Company's acreage positions and evaluate the fields, and may expand its development effort if it can make additional transportation arrangements on favorable terms and if gas prices stabilize at acceptable levels. The primary focus of drilling is the stacked, fluvial sands of the Mesaverde formation at depths of 4,500 to 8,500 feet.

     Wind River and Big Horn Basins. The Riverton Dome Field, located in the Wind River Basin, produces gas primarily from the Frontier and Dakota tight sands at depths of 8,000 to 10,000 feet, with some sour crude oil production from the Tensleep and Phosphoria formations. At year end 1996, proved reserves, nearly all gas, totaled 3.8 million BOE. The Company operates 27 wells having daily net production of approximately 1,000 BOE, which is processed at a Company-owned plant.

     The Company has assembled approximately 65,000 (63,000 net) undeveloped acres in an area east of the Riverton Dome Field. In addition, the Company has obtained an option agreement to exploit oil and gas resources on approximately 33,000 net acres on Shoshone/Arapaho tribal lands in the northeastern part of the Riverton Dome Field. In January 1997, the Company sold a 50% interest in a portion of this project, which targets various Cretaceous sands at depths of 8,500 to 12,500 feet, to Belco Oil & Gas Corporation ("Belco"). The Company expects to drill two wells during 1997 beginning in the second quarter.

     In the Big Horn Basin, northwest of the Worland Field, the Company has assembled approximately 120,000 (81,000 net) undeveloped acres. Belco also agreed to participate in this project, which targets Cretaceous sands at depths of 9,500 to 12,000 feet. The first well was commenced in January 1997 and is being tested.

  Other Rockies Projects

     Uinta Basin. The Company holds interests in approximately 115,000 (80,000 net) acres in the Uinta Basin. During 1996, the Company participated in drilling only one non-operated well in the basin as efforts were focused on acquiring and analyzing 3-D seismic data and implementing two pilot waterflood projects in its Green River oil projects. The Company began a pilot waterflood in the Leland Bench Field during the third quarter of 1996 and expects an initial response early in the second half of 1997. Depending on the response, development should begin in the second half of 1997. Subject to regulatory approval, a second pilot project in the Horseshoe Bend Field should commence in mid-1997. The ultimate success of these projects will be influenced by the response of the pilot projects and the ability to select locations and enhance waterflood efforts through the use of 3-D seismic data. These projects are sensitive to oil prices. During the last half of 1996, oil prices, which had historically been at a premium to West Texas Intermediate prices, deteriorated and now trade at a significant discount to such prices. As a result, 1997 activities have been reduced, with plans to drill only three wells during 1997.

     During 1996, net production from the Uinta Basin averaged 290 barrels of oil and approximately 1,255 Mcf of gas per day, as compared to 325 barrels and 1,377 Mcf per day during 1995. At year end, the Company had interests in 127 producing wells, 76 of which were operated by the Company. Proved reserves at year end were 1.2 million barrels of oil and 3.9 Bcf of gas, or 1.8 million BOE, as compared to 1.6 million barrels and 3.8 Bcf, or 2.2 million BOE, at the end of 1995. The decreases primarily resulted from production and sales during the year, as there was no significant development activity. Gas reserves increased primarily due to higher gas prices prevailing at year end 1996.

     Northern Wyoming. The Company holds significant interests in two large, mature oil fields in Northern Wyoming, the Hamilton Dome and Salt Creek Fields. In late 1996, the Company unitized the Hamilton Dome Field to achieve common ownership of all producing horizons across the field. Unitization resulted in an immediate net production increase to the Company of 140 barrels of oil per day and is expected to allow the current operator to decrease operating costs through greater efficiency and to proceed with an expansion of the existing waterflood and accelerate recompletions. At year end, proved reserves in these fields totaled 12.2 million BOE, including 12.1 million barrels of oil and 531 MMcf of gas, up from 10.9 million BOE (10.8 million barrels and 455 MMcf) at the end of 1995. This increase resulted from upward revisions primarily caused by higher product prices and unitization of Hamilton Dome. Hamilton Dome produces sour crude oil primarily from the Tensleep, Madison and Phosphoria formations at depths of 2,500 to 5,500 feet. Salt Creek produces sweet crude oil from the Wall Creek formation at depths of 2,000 to 2,900 feet.

  Transportation and Marketing

     The Company owns over 225 miles of pipeline systems, which primarily transport gas from the Company's properties in the Washakie Basin and Piceance Basin. Effective January 1, 1997, the Company and Coastal formed Great Divide to combine the operations of approximately 200 miles of Company-owned pipelines with over 400 miles of Coastal systems in the Uinta, Washakie and Wind River Basins. Great Divide, which is 27% owned by the Company and will be jointly managed by its two participants, operates more than 600 miles of nonjurisdictional pipelines that connect 650 natural gas wells producing approximately 165 MMcf per day. Great Divide will oversee the future expansion of gas pipelines and related facilities within six areas of mutual interest in Wyoming, Colorado and Utah.

     Also effective January 1, 1997, the Company entered into a gas sales agreement and gas marketing agreement with Coastal to pool the gas supplies of the Company and other producers in the Rocky Mountain region. The initial supply pool is expected to exceed 100 MMcf per day, with over half the supply provided by the Company. The Company sells its gas to Coastal based on agreed market index prices and shares in the margin earned by Coastal on downstream sales of the gas, based in part on the portion of the pool represented by Company gas. Coastal and the Company will also evaluate commitments for firm transportation or longer term contracts.

     The Company expects the joint venture to increase the efficiency of the Company's pipeline operation and management, as well as to provide greater focus for future expansion in the region. In addition, the Company hopes that the pooling of gas supplies and the expertise of Coastal, one of North America's largest gas marketers, will result in greater downstream marketing opportunities. The Company and Coastal intend to encourage other Rocky Mountain producers to join their alliance and thereby enhance its status as a significant developer of facilities and marketer in the Rocky Mountain region.

  SOUTHERN DIVISION

     The majority of the Company's producing properties in the Southern Division, including its properties in the Austin Chalk Trend in Texas, were sold during 1996. The Southern Division's most significant remaining holding is in North Louisiana.

  North Louisiana

     The Company owns over 300,000 net mineral acres, with leases and lease options covering more than 225,000 additional net acres, in North Louisiana and also owns royalty interests in approximately 82 producing wells. The Company has access to a database of more than 5,000 miles of 2-D seismic data and in 1996 joined with two partners to shoot a 48 square mile 3-D seismic survey covering a portion of its acreage. The results of this survey, which targeted potential significant reef structures in the Cotton Valley formation, were encouraging, and the partners have commenced a 110 square mile 3-D seismic survey to the west of the previous survey. The Company has identified a number of reef prospects that will be imaged by the survey, which should be completed during the second half of 1997. These surveys are being undertaken at no cost to the Company, which will retain a 25% to 50% interest in the prospect areas. One well is expected to be commenced by the end of 1997.

PATINA OIL & GAS CORPORATION

     During 1996, the Company significantly restructured its Wattenberg Field assets by creating Patina to hold its properties in the field and to facilitate the acquisition of Gerrity. The acquisition was completed in May 1996. At year end 1996, the Company owned 14.0 million, or approximately 74%, of Patina's common shares, thereby converting its working interest in the field into a controlling interest in the field's largest producer. At December 31, 1996, Patina held interests in over 3,600 wells with proved reserves of approximately
71.9 million BOE, approximately 70% of which were attributable to natural gas. Based on unusually high year end oil and gas prices, these reserves had a Present Value of $648.8 million. See "Risk Factors -- Price Fluctuations and Markets."

     The Wattenberg Field comprises several productive formations approximately 35 miles north of Denver in the Denver-Julesburg Basin. Three of the formations, the Codell, Niobrara and J-Sand, are "blanket" zones in the area of Patina's Wattenberg holdings, while others, such as the D-Sand, Dakota and the shallower Shannon and Sussex, are more localized. Drilling in Wattenberg is low risk from the perspective of encountering hydrocarbons with better than 95% of the wells drilled being completed as producers. Consequently, the field's economic attractiveness is primarily dependent on energy prices, the reservoir characteristics of the specific area of the field being drilled and the operator's ability to minimize capital and operating costs.

     As of December 31, 1996, Patina had 728 proved undeveloped locations and 605 proved behind pipe recompletion opportunities. While this inventory provides the ability to expand development activities should drilling and completion technologies improve or the recent recovery in Rocky Mountain natural gas prices continues, a significant portion of Patina's proved undeveloped locations are projected to provide rates of return below the level judged attractive by its management based on projected commodity prices and reserve recoveries.

     During 1996, Patina focused on combining the operations of its predecessors, reducing costs and identifying attractive projects for further development. Only $8.5 million was spent on development and acquisitions, allowing Patina to use the bulk of its cash flow to reduce debt to $187.4 million at March 31, 1997 (as compared to $220.9 million at June 30, 1996). In 1997, Patina expects to limit its capital expenditures on existing properties to approximately $15 million. As a result, management believes funds generated from operations should permit a continued paydown of debt or the pursuit of further consolidation or acquisition opportunities.

     As with all its investments and properties, the Company continuously evaluates its position in Patina and assesses alternatives to increase value to the Company and its shareholders. Such alternatives include maintaining its investment, selling all or part of its investment, either in one transaction or incrementally, distributing all or part of its investment to its shareholders or acquiring all of, or an increased interest in, Patina. Any decision will be made in light of strategic, financial and other factors deemed appropriate by management at the time.

INTERNATIONAL ACTIVITIES

     The Company's international strategy has been to develop projects with the potential to contribute significantly to production and reserves, while limiting its financial exposure and political risk through alliances with industry partners who fund the majority of required capital. SOCO International, a wholly-owned subsidiary of the Company, is the holding company for all international activities. SOCO International, in turn, owns 90% of two subsidiaries, SOCO International Holdings, Inc. ("Holdings"), which owns shares of Cairn, as discussed below, and SOCO International Operations, Inc. ("Operations"), which holds all other international investments.

     The Company currently is pursuing plans for an offering involving the assets of Operations on the London Stock Exchange. See "Prospectus Supplement Summary -- Recent Developments."

  Holdings

     Holdings currently owns 11.7 million shares (approximately 7%) of Cairn. In the fourth quarter of 1996, Cairn acquired Command Petroleum Limited, an Australian company of which Holdings owned 32.6%, in exchange for Cairn common stock. As a result of the sale, Holdings received 16.2 million shares of Cairn (approximately 9.6% of the outstanding shares) and realized a pretax gain of $65.5 million. Cairn holds oil and gas interests in several countries, with a primary focus in the Bay of Bengal off the coast of Bangladesh, where it recently announced a major gas discovery. Cairn's position offshore Bangladesh, where it has identified additional prospects with significant exploratory potential, together with Command's interest in the Ravva Field offshore India, position Cairn to contribute significantly to the development of oil and gas resources in the Indian Subcontinent. Although the potential of Cairn's major exploratory prospects, and thus the ultimate value of the Company's investment in Cairn, remains unknown, Cairn's prospects have been well received by the investment community, increasing the value of the Company's investment from $95 million at the time of the transaction to over $130 million in February 1997. During February and March 1997, the Company sold 4.5 million shares of Cairn at an average price of $8.81 per share, realizing proceeds of $39.2 million, which was applied to repay Holdings' debt to the Company. Gains totaling $13.0 million were recognized as a result of these transactions. The remaining 11.7 million shares had a market value exceeding $107.0 million on May 16, 1997. The Company intends to remain a significant shareholder in Cairn, although it may elect to liquidate its holdings to redeploy this asset if market conditions warrant. Holdings has no other significant assets.

  Operations

     Operations engages in activities primarily in Russia, Mongolia and Thailand, and has submitted a bid for a concession offshore Vietnam. Operations has a 35% interest in a joint venture in Russia to develop proven oil fields located in the Volga-Urals Basin, in which it holds exploration and development rights to over 300,000 acres. Operations estimates that the four major fields in the basin contain proved reserves of approximately 8.6 million barrels net to Operations, with significant additional reserves possible. During 1996, the joint venture produced approximately 776,000 barrels of oil, with all production (other than oil in transit) being exported and sold on the world market. During 1997, Operations expects to drill 11 wells in Russia. The Company has continued to fund its share of the joint venture's capital costs through sales of equity in its joint venture entity in Russia. A company in which Operations owns a 40% interest holds over 10 million acres covering the entire Tamtsag Basin of northeastern Mongolia. During 1995 and 1996, two successful exploratory wells were drilled and established the existence of productive sands across broad areas of the basin. The company intends to drill four wells in this area during 1997. In early 1995, the company entered into an agreement to sell its production at world market prices, less $2 per barrel. In Thailand, Operations was awarded two concessions in 1995 and 1996, and has reached an agreement with a Malaysian-based international oil company to fund the drilling of an exploration well in 1997. Operations will retain a 42.5% interest in both blocks. In late 1994, Operations signed a Memorandum of Understanding with Petrovietnam Exploration and Production, the national oil company of Vietnam, regarding a joint exploration and development program on a concession offshore Vietnam. The Company expects a decision on the award in mid-1997.

PROVED RESERVES

     The following table sets forth estimated year end proved reserves for the three years ended December 31, 1996.

                                                       AS OF DECEMBER 31,
                                         -----------------------------------------------
                                                                              RESTRICTED
                                                     HISTORICAL                 GROUP
                                         ----------------------------------   ----------
                                           1994        1995       1996(A)        1996
                                         --------    --------    ----------   ----------
Crude oil and liquids (MBbl)
  Developed............................    26,104      21,637        31,869      16,070
  Undeveloped..........................     8,873       2,610         8,628       1,952
                                         --------    --------    ----------    --------
          Total........................    34,977      24,247        40,497      18,022
                                         ========    ========    ==========    ========
Natural gas (MMcf)
  Developed............................   353,930     330,524       443,441     200,664
  Undeveloped..........................   157,321      65,194       162,195     108,313
                                         --------    --------    ----------    --------
          Total........................   511,251     395,718       605,636     308,977
                                         ========    ========    ==========    ========
Total (MBOE)...........................   120,186      90,200       141,436      69,518
                                         ========    ========    ==========    ========
Present Value (b)
  Developed............................  $355,075    $349,563    $1,023,125    $440,717
  Undeveloped..........................    59,292      23,248       203,879     137,490
                                         --------    --------    ----------    --------
          Total........................  $414,367    $372,811    $1,227,004    $578,207
                                         ========    ========    ==========    ========

---------------

(a) Proved reserves of 8.6 million BOE (with a Present Value of $25.8 million) assigned to SOCO International projects in Russia are not included in the table.

(b) Based on benchmark prices of $20.00 per barrel of oil and $2.25 per Mcf of gas, the Present Value as of December 31, 1996 would have been $690.9 million for the total Company and $326.4 million for the Restricted Group. See "Risk Factors -- Price Fluctuations and Markets."

     Estimated quantities of oil and gas reserves and the Present Value thereof are based primarily upon reserve reports prepared by the independent petroleum engineering firms of Netherland, Sewell & Associates, Inc. ("NSAI") and Ryder Scott Company Petroleum Engineers ("Ryder Scott"), respectively. NSAI estimated approximately 85%, and Ryder Scott estimated approximately 14%, of the Present Value of the Company's reserves at December 31, 1996.

     Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The data in the above tables represent estimates only. Oil and gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly, and estimates of other engineers might differ materially from those shown above. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and gas that are ultimately recovered.

     Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The Present Values shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is specified by the Commission, is not necessarily the most appropriate discount rate, and present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate. For properties operated by the Company, expenses exclude the Company's share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including, among other things, general and administrative costs and interest expense. See "Risk
Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

PRODUCTION AND PRICE HISTORY

     The following table sets forth information regarding (i) net production of crude oil, liquids and natural gas and (ii) certain price and cost information for each of the years in the five year period ended December 31, 1996.

                                                YEAR ENDED DECEMBER 31,
                              -----------------------------------------------------------
                                                                               RESTRICTED
                                                HISTORICAL                       GROUP
                              ----------------------------------------------   ----------
                               1992      1993      1994      1995      1996       1996
                              ------    ------    ------    ------    ------   ----------
Production
  Oil (MBbl)................   1,776     3,451     4,366     4,278     3,884      2,196
  Gas (MMcf)................  23,090    35,080    43,809    53,227    55,840     31,893
  MBOE(a)...................   5,989     9,297    11,668    13,149    13,191      7,512
Production data
  Average sales price(b)
  Oil (per Bbl).............  $18.87    $15.41    $14.80    $16.96    $20.39    $ 20.33
  Gas (per Mcf)(a)..........    1.74      1.94      1.67      1.35      1.97       1.96
  BOE(a)....................   12.92     13.41     11.82     11.00     14.35      14.26
Direct operating cost (per
  BOE)......................  $ 4.68    $ 4.45    $ 3.97    $ 3.99    $ 3.76    $  4.67

---------------

(a) Gas production is converted to oil equivalents at the rate of 6 Mcf per barrel. Prior to 1993, certain high priced gas was converted based on price equivalency. The average gas prices shown exclude this high priced gas production.

(b) Sales of natural gas liquids are included in gas revenues.

PRODUCING WELLS

     The following table sets forth certain information at December 31, 1996 relating to the producing wells in which the Company owned a working interest. The Company also held royalty interests in 277 producing wells. Wells are classified as oil or gas wells according to their predominant production stream.

                                                            AVERAGE
                                          GROSS     NET     WORKING
                                          WELLS    WELLS    INTEREST
                                          -----    -----    --------
Restricted Group
  Crude oil and liquids.................  1,162      353       30%
  Natural gas...........................    330      208       63%
                                          -----    -----
          Total.........................  1,492      561       38%
                                          =====    =====
Total Company
  Crude oil and liquids.................  3,956    2,924       74%
  Natural gas...........................    943      721       76%
                                          -----    -----
          Total.........................  4,899    3,645       74%
                                          =====    =====

ACREAGE

     The following table sets forth certain information at December 31, 1996 relating to acreage held by the Company. Undeveloped acreage is acreage held under lease, permit, contract or option that is not in a spacing unit for a producing well, including leasehold interests identified for development or exploratory drilling.

                                          GROSS ACREAGE    NET ACREAGE
                                          -------------    -----------
Restricted Group(a)
  Developed(b)..........................      181,000          98,000
  Undeveloped(c)........................    1,161,000         795,000
                                           ----------       ---------
          Total.........................    1,342,000         893,000
                                           ==========       =========
Total Company
  Domestic
     Developed(b).......................      359,000         236,000
     Undeveloped(c).....................    1,322,000         937,000
                                           ----------       ---------
          Total.........................    1,681,000       1,173,000
                                           ==========       =========
  International
     Undeveloped
       Russia...........................      306,000          53,000
       Mongolia.........................   10,796,000       4,534,000
       Thailand.........................    2,520,000       1,071,000
                                           ----------       ---------
          Total.........................   13,622,000       5,658,000
                                           ==========       =========

---------------

(a) All domestic.

(b) Developed acreage is acreage assigned to producing wells.

(c) The Company also held leases and lease options covering more than 225,000 additional net undeveloped acres in North Louisiana at December 31, 1996.

DRILLING RESULTS

     The following table sets forth information with respect to domestic wells drilled during the past three years. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons whether or not they produce a reasonable rate of return.

                                                YEAR ENDED DECEMBER 31,
                                          ------------------------------------
                                                                    RESTRICTED
                                                HISTORICAL            GROUP
                                          ----------------------    ----------
                                          1994     1995     1996       1996
                                          -----    -----    ----    ----------
Development wells
  Productive
     Gross..............................  466.0    223.0    69.0       57.0
     Net................................  390.6    133.1    38.9       26.9
  Dry
     Gross..............................   12.0      5.0     2.0        2.0
     Net................................   11.1      3.8     0.5        0.5
Exploratory wells
  Productive
     Gross..............................     --       --     3.0        3.0
     Net................................     --       --     0.5        0.5
  Dry
     Gross..............................   13.0       --     2.0        2.0
     Net................................   10.5       --     1.6        1.6

     At December 31, 1996, the Company had 17 (14.1 net) development wells and 2 (1.0 net) exploratory wells in progress. During the first quarter of 1997, the Company spudded 26 wells, 29 (23.2 net) wells (including wells in progress at year end) had been completed and 12 (7.4 net) development wells and 4 (2.1 net) exploratory wells were in progress.

CUSTOMERS AND MARKETING

     The Company's oil and gas production is principally sold to end users, marketers and other purchasers having access to nearby pipeline facilities. Where there is no practical access to pipelines, crude oil is trucked to storage facilities. In 1994 and 1995, sales to Amoco Production Company accounted for approximately 11% and 10% of Company revenues, respectively. In 1996, PanEnergy Field Services, Inc., which purchases a significant portion of Patina's gas production, accounted for approximately 11% of revenues. The Company's marketing of oil and gas can be affected by factors beyond its control whose effects cannot be accurately predicted. The Company does not believe, however, that the loss of any of its customers would have a material adverse effect on its operations.

     During 1996, the volume of the Company's gas production marketed by the Company averaged approximately 136 MMcf per day. Unfavorable market conditions in 1995 and early 1996 highlighted the need to create new market outlets for Rocky Mountain gas. To that end, the Company has pursued transactions that effectively transfer the price that it receives for a portion of its Rocky Mountain gas to the Gulf Coast market. See Note 2 to the Consolidated Financial Statements of the Company. As of December 31, 1996, 61% of the Company's production was sold under arrangements that are responsive to Rocky Mountain market conditions, and 39% was sold in the Gulf Coast market. See "-- Domestic Operations -- Rocky Mountain Division -- Transportation and Marketing." Effective January 1, 1997, the Company's Rocky Mountain gas production (excluding Patina) is being pooled with that of other producers and marketed by Coastal. The Company expects this pooling of gas supplies and Coastal's expertise to increase opportunities for downstream marketing of the Company's Rocky Mountain gas.

                                   MANAGEMENT

     Listed below are the executive officers and directors of the Company and a summary of their recent business experience.

                                 NAME                                                       POSITION
                                 ----                                                       --------
John C. Snyder........................................................  Chairman and Director
William G. Hargett....................................................  President, Chief Operating Officer and Director
Charles A. Brown......................................................  Senior Vice President -- Rocky Mountain Division
Steven M. Burr........................................................  Vice President -- Engineering and Planning
Peter C. Forbes.......................................................  Vice President -- Offshore
Peter E. Lorenzen.....................................................  Vice President -- General Counsel and Secretary
H. Richard Pate.......................................................  Vice President -- Major Gas Projects
David M. Posner.......................................................  Vice President -- Gas Management
James H. Shonsey......................................................  Vice President -- Finance
Edward T. Story.......................................................  Vice President -- International and Director
Rodney L. Waller......................................................  Vice President -- Special Projects
                                                                        Vice President -- Southern Division and
Richard A. Wollin.....................................................  Acquisitions
Roger W. Brittain.....................................................  Director
John A. Hill..........................................................  Director
William J. Johnson....................................................  Director
Harold R. Logan, Jr...................................................  Director
B. J. Kellenberger....................................................  Director
James E. McCormick....................................................  Director

     John C. Snyder (55), Chairman and a director, founded a predecessor of the Company in 1978. From 1973 to 1977, Mr. Snyder was an independent oil operator in Texas and Oklahoma. Previously, he was a director and the Executive Vice President of May Petroleum, Inc. where he served from 1971 to 1973. Mr. Snyder was the first president of Canadian-American Resources Fund, Inc., which he founded in 1969. From 1964 to 1966, Mr. Snyder was employed by Humble Oil and Refining Company (currently Exxon Co., USA) as a petroleum engineer. Mr. Snyder received his Bachelor of Science Degree in Petroleum Engineering from the University of Oklahoma and his Masters Degree in Business Administration from the Harvard University Graduate School of Business Administration. Mr. Snyder also serves as a director of Patina.

     William G. Hargett (47), President, Chief Operating Officer and a director, has been with the Company since April 1997. Prior to joining the Company, Mr. Hargett served as President of Greenhill Petroleum Corporation from 1994 to 1997, Amax Oil & Gas, Inc. from 1993 to 1994 and North Central Oil Corporation from 1988 to 1993. Mr. Hargett earned B.S. and M.S. degrees from the University of Alabama.

     Charles A. Brown (50), Senior Vice President -- Rocky Mountain Division, joined the Company in 1987. He was a petroleum engineering consultant from 1986 to 1987. He served as President of CBW Services, Inc., a petroleum engineering consulting firm, from 1979 to 1986 and was employed by Kansas Nebraska Natural Gas Company from 1971 to 1979 and Amerada Hess Corporation from 1969 to 1971. Mr. Brown received his Bachelor of Science Degree in Petroleum Engineering from the Colorado School of Mines.

     Steven M. Burr (40), Vice President -- Engineering and Planning, joined the Company in 1987. From 1982 to 1987, he was a Vice President with the petroleum engineering consulting firm of Netherland, Sewell & Associates, Inc. From 1978 to 1982, Mr. Burr was employed by Exxon Company, USA in the Production Department. Mr. Burr received his Bachelor of Science Degree in Civil Engineering from Tulane University.

     Peter C. Forbes (51), Vice President -- Offshore, who was appointed to that position in 1996, joined the Company as Executive Vice President of SOCO Offshore, Inc., the Company's Gulf Coast subsidiary, in July 1995 and has been President of that company since July 1996. From 1994 to 1995, he was President and

Chief Executive Officer of SD Resources, Inc., the general partner of Sand Dollar Resources L.P., a partnership with Enron Gas Services Corp., a subsidiary of Enron Corp. From 1992 to 1993, Mr. Forbes was Vice President in charge of the oil and gas property acquisition unit of Enron Gas Services Corp. From 1988 to 1992, he was President and a director of American Exploration Company. Prior thereto, Mr. Forbes was Vice President, Finance of Browning-Ferris Industries, Inc. during 1988 and Senior Vice President and Chief Financial Officer of Zapata Corporation from 1985 to 1987. He served in several positions, including Vice President and Treasurer, at Texas Eastern Transmission Corporation from 1975 to 1985. Mr. Forbes received his Bachelor of Arts Degree from Edinburgh University and is a Scottish Chartered Accountant.

     Peter E. Lorenzen (47), Vice President -- General Counsel and Secretary, joined the Company in 1991. From 1983 through 1991, he was a shareholder in the Dallas law firm of Johnson & Gibbs, P.C. Prior to that, Mr. Lorenzen was an associate with Cravath, Swaine & Moore. Mr. Lorenzen received his law degree from New York University School of Law and his Bachelor of Arts Degree from The Johns Hopkins University.

     H. Richard Pate (43), Vice President -- Major Gas Projects, joined the Company in 1988. From 1981 to 1988, Mr. Pate held various positions with Mitchell Energy Corporation, including Region Engineer and Production Manager. He was employed by Champlin Petroleum Company from 1979 to 1981 and Atlantic Richfield Corporation from 1975 to 1979. Mr. Pate received his Bachelor of Science Degree in Chemical Engineering from the University of Wyoming.

     David M. Posner (43), Vice President -- Gas Management, joined the Company in 1991. From 1980 to 1991 he held various positions with Ladd Petroleum Corporation (a subsidiary of the General Electric Company) including Vice President of Gas Gathering, Processing and Marketing. Mr. Posner received his Bachelor of Arts degree from Brown University and his Master of Science in Mineral Economics from the Colorado School of Mines.

     James H. Shonsey (45), Vice President -- Finance, joined the Company in 1991. From 1987 to 1991, Mr. Shonsey served in various capacities, including as Director of Operations Accounting, for Apache Corporation. From 1976 to 1987 he held various positions with Deloitte & Touche, Quantum Resources Corporation, Flare Energy Corporation and Mizel Petro Resources, Inc. Mr. Shonsey received his Bachelor of Science Degree in Accounting from Regis University and his Master of Science Degree in Accounting from the University of Denver.

     Edward T. Story (53), a director and Vice President -- International of the Company and President of SOCO International, joined the Company in 1991 and became a director in February 1996. From 1990 to 1991, Mr. Story was Chairman of the Board of a jointly-owned Thai/US company, Thaitex Petroleum Company. Mr. Story was co-founder, Vice Chairman of the Board and Chief Financial Officer of Conquest Exploration Company from 1981 to 1990. He served as Vice President, Finance and Chief Financial Officer of Superior Oil Company from 1979 to 1981. Mr. Story held the positions of Exploration and Production Controller and Refining Controller with Exxon USA from 1975 to 1979. He held various positions in Esso Standard's international companies from 1966 to 1975. Mr. Story received a Bachelor of Science Degree in Accounting from Trinity University, San Antonio, Texas and a Masters of Business Administration from the University of Texas in Austin. Mr. Story serves as a director of First BanksAmerica, Inc., a bank holding company, Hi/Lo Automotive, Inc., a distributor of automobile parts, Hallwood Realty Corporation, the general partner of Hallwood Realty Partners, L.P., an American Stock Exchange-listed real estate limited partnership, and Seaunion Holdings Limited, an oil and gas company listed on the Hong Kong Stock Exchange.

     Rodney L. Waller (47), Vice President -- Special Projects, joined the Company in 1977. Previously, Mr. Waller was employed by Arthur Andersen & Co. Mr. Waller received his Bachelor of Arts Degree from Harding University.

     Richard A. Wollin (44), Vice President -- Southern Division and Acquisitions, joined the Company in 1990. From 1983 to 1989, Mr. Wollin served in various management capacities at Quinoco Petroleum, Inc., including as Executive Vice President with primary responsibility for acquisition, divestiture and corporate finance activities. From 1976 to 1983, he was employed in various capacities for The St. Paul Companies, Inc., including Senior Vice President of St. Paul Oil & Gas Corp. Mr. Wollin received his Bachelor of Science Degree from St. Olaf College and his law degree from the University of Minnesota Law School. Mr. Wollin is a member of the Minnesota Bar Association.

     Roger W. Brittain (60), director since 1983, is a director of Guinness Mahon & Co. Limited ("GM&Co."), a London merchant bank. In March 1990, he became the Managing Director of Guinness Mahon Energy Services Limited, a subsidiary of GM&Co. formed to provide investment banking and consultant services to the oil and gas industry. Mr. Brittain was a founder and the Managing Director of Energy Management and Finance Limited ("EMF"), a position he held from 1985 to September 1989. EMF managed TR Energy Public Limited Company ("TR Energy"), an investment company making oil and gas investments in the United States. From 1980 through October 1989, Mr. Brittain was first Managing Director and from mid-1987 an Executive Director of TR Energy. From 1977 to 1980, Mr. Brittain was a director of Shaw Wallace & Co. Ltd., Calcutta, India. From 1967 to 1977, he was associated with Hill Samuel & Co. Ltd., William Brandts & Sons Ltd. and Edward Bates and Sons Ltd., merchant banks in London. Prior to that time, Mr. Brittain was with Her Majesty's Foreign Service. Mr. Brittain serves as Chairman of the Audit Committee and is a member of the Compensation Committee. Mr. Brittain serves as a director of Seaunion Holdings Limited, an oil and gas company listed on the Hong Kong Stock Exchange.

     John A. Hill (55), director since 1981, is a Managing Director of First Reserve Corporation, an oil and gas investment management company. Prior to joining First Reserve, Mr. Hill was President, Chief Executive Officer and Director of Marsh & McLennan Asset Management Company, the money management subsidiary of Marsh & McLennan Companies, Inc. From 1979 to 1980, Mr. Hill served as President and Chief Executive Officer of Eberstadt Asset Management Company, the asset management division of F. Eberstadt & Co., Inc. Prior to 1976, Mr. Hill held several senior positions in the federal government including Deputy Administrator of the Federal Energy Administration from 1975 to 1976 and Deputy Associate Director of the Office of Management and Budget from 1973 to 1974. Mr. Hill received his Bachelors Degree in Economics from Southern Methodist University and pursued graduate studies there as a Woodrow Wilson Fellow. Mr. Hill is a trustee of the Putnam Funds in Boston and a director of Maverick Tube Corporation, a supplier of tubular goods, and Weatherford-Enterra Corporation, an oil field services company. Mr. Hill serves as Chairman of the Compensation and Governance Committees and as a member of the Executive Committee.

     William J. Johnson (62), director since 1994, is a private consultant for the oil and gas industry and is President and a director of JonLoc Inc., an oil and gas company of which he and his family are the sole shareholders. From 1991 to 1994, Mr. Johnson was President, Chief Operating Officer and a director of Apache Corporation. Previously, he was a director, President and Chief Executive Officer of Tex/Con Oil and Gas, where he served from 1989 to 1991. Prior thereto, Mr. Johnson served in various capacities with major oil companies, including director and President USA of BP Exploration Company, President of Standard Oil Production Company and Senior Vice President of The Standard Oil Company. Mr. Johnson received a Bachelor of Science degree in Petroleum Geology from Mississippi State University and completed the Advanced Management Course at the University of Houston. Mr. Johnson is a director of Patina. Mr. Johnson serves as a director of Tesoro Petroleum Corporation, an integrated petroleum and oil field service company, and Camco International, an oilfield manufacturing company. Mr. Johnson also serves on the advisory board of Texas Commerce Bank National Association, Houston. Mr. Johnson serves on the Audit, Compensation and Governance Committees.

     B. J. Kellenberger (71), director since 1989, is the founder and owner of Kelloil, Inc., which is engaged in exploration and production of oil and natural gas and secondary recovery of oil. In 1965, he founded Shenandoah Oil Corporation and served as President, Chief Executive Officer and Chairman of the Board until Shenandoah's voluntary liquidation in 1979. Mr. Kellenberger is a director of The Jefferson Energy Foundation and a trustee of the Cassata Learning Center. Mr. Kellenberger serves on the Audit and Executive Committees.

     Harold R. Logan, Jr. (52), director since 1997, is Executive Vice President/Finance and a director of TransMontaigne Oil Company, a holding company engaged in providing distribution and marketing services to the downstream sector of the oil and gas industry. Previously, from 1984 to 1994, Mr. Logan was Senior Vice President/Finance and a director of Associated Natural Gas Corporation. Prior to joining Associated Natural Gas Corporation, Mr. Logan was with Dillon, Read & Co. Inc. and Rothschild, Inc. Mr. Logan also serves as a director of Suburban Propane Partners, L.P.

     James E. McCormick (69), director since 1992, served as President, Chief Operating Officer and a director of Oryx Energy Company from its inception in November 1988 until his retirement in March 1992. Prior to his service with Oryx, Mr. McCormick served from 1953 in a number of positions with the Sun organization, most recently serving as President, Chief Executive Officer and a director of Sun Exploration and Production Company. Mr. McCormick serves as a director of Lone Star Technologies, Inc., B. J. Services, Inc., an oilfield service company, and TESCO Corporation, a manufacturer of oil field drilling systems. Mr. McCormick serves on the Compensation and Governance Committees.

                              DESCRIPTION OF NOTES
GENERAL

     The Notes will be issued pursuant to an Indenture dated as of             ,
1997 (the "Original Indenture") between the Company, as issuer, and Texas Commerce Bank National Association, as trustee (the "Trustee"), and a
Supplemental Indenture to be dated             , 1997 (the "Supplemental
Indenture" and, together with the Original Indenture, the "Indenture), among the Company, certain subsidiaries named in the Supplemental Indenture, as Subsidiary Guarantors, and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. For purposes of this section of this Prospectus Supplement references to the "Company" mean Snyder Oil Corporation excluding its subsidiaries. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     Each of Patina and SOCO International will be Unrestricted Subsidiaries. As a result, the activities, including the incurrence of indebtedness, of these subsidiaries will not be restricted by the Indenture. In addition, the Company will be permitted to dispose of interests in these subsidiaries without restrictions imposed by the Indenture and any proceeds so realized will not be restricted by the Indenture. All other active subsidiaries of the Company will be Restricted Subsidiaries and Subsidiary Guarantors.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be general unsecured senior subordinated obligations of the
Company, limited in aggregate principal amount to $          , and will mature
on                  , 2007. Interest on the Notes will accrue at the rate
of     % per annum and will be payable semiannually in arrears on
and               , commencing on                  , 1997 to Holders at the
close of business on the               or               next preceding such
interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, on and interest on the Notes will be payable, and the Notes will be transferable, at the office or agency of the Company maintained for such purpose within the City and State of New York. In addition, in the event the Notes do not remain in book-entry form, interest may be paid, at the option of the Company, by check mailed to the Holders at their respective addresses as set forth on the Note Register. No service charge will be made for any transfer or exchange of Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be payable in connection therewith. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

     The payment of the principal of, and premium, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of Senior Indebtedness, which will include borrowings under the Credit Facility, whether outstanding on the date of the Supplemental Indenture or thereafter incurred. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not including insolvency or bankruptcy, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company (provided that this provision will not require the repayment of all Senior Indebtedness in full in connection with the consolidation or merger of the Company or its liquidation or dissolution following the conveyance, transfer, lease or other disposition of all or substantially all the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis upon the terms and conditions described under "-- Merger, Consolidation or Sale of Assets" below as a prerequisite to any payments being made to Holders), the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due on or in respect of all Senior Indebtedness, or provision must be made for such payment, before Holders will be entitled to receive any direct or indirect payment or distribution of any kind or character (other than any payment or distribution in the form of Permitted Junior Securities) on account of principal of, premium, if any, on or interest on the Notes or on account of the purchase or redemption or other acquisition of the Notes (including pursuant to an optional redemption, a Change of Control Offer or a Net Proceeds Offer). In the event that, notwithstanding the foregoing, the Trustee or the Holder of any Note receives any payment or distribution of properties or assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, in respect of principal of (or premium, if any, on) or interest on the Notes before all Senior Indebtedness is paid or provided for in full, then the Trustee or Holders receiving any such payment or distribution (other than a payment or distribution in the form of Permitted Junior Securities or from the trust described below under "-- Legal Defeasance and Covenant Defeasance") will be required to pay or deliver such payment or distribution forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full.

     The Company also may not make any payment or distribution of any properties or assets of the Company of any kind or character (other than Permitted Junior Securities or from the trust described below under "-- Legal Defeasance and Covenant Defeasance") on account of principal of, premium, if any, on or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes upon the occurrence of a Payment Event of Default and receipt by the Trustee of written notice thereof until such Payment Event of Default shall have been cured or waived or shall have ceased to exist or such Senior Indebtedness shall have been paid in full or otherwise discharged, after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

     The Company also may not make any payment or distribution of any properties or assets of the Company of any kind or character (other than Permitted Junior Securities or from the trust described below under "-- Legal Defeasance and Covenant Defeasance") on account of any principal of, premium, if any, on or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes for the period specified below ("Payment Blockage Period") upon the occurrence of a Non-payment Event of Default and receipt by the Trustee and the Company of written notice thereof from one or more of the holders of Specified Senior Indebtedness (or their representative). The Payment Blockage Period will commence upon the earlier of the dates of receipt by the Trustee or the Company of such notice from one of more of the holders of Specified Senior Indebtedness (or their representative) and shall end on the earliest of (i) 179 days thereafter, (ii) the date, as set forth in a written notice from the holders of the Specified Senior Indebtedness, (or their representative) to the Company or the Trustee, on which such Non-payment Event of Default is cured, waived in writing or ceases to exist or such Specified Senior Indebtedness is discharged or (iii) the date on which such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from one or more of such holders (or their representative) initiating such Payment Blockage Period, after which the Company will resume (unless otherwise prohibited pursuant to the immediately preceding paragraph) making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 360 consecutive days. No Non-payment Event of Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee can be made the basis for a subsequent Payment Blockage Notice. In the event that, notwithstanding the foregoing, the Company makes any payment to the Trustee or any Holder prohibited by the subordination provision of the Indenture, then such payment will be required to be paid over and delivered forthwith to the Company.

     If the Company fails to make any payment on the Notes when due or within any applicable grace period whether or not on account of the payment blockage provision described above, such failure would constitute an Event of Default under the Indenture and would enable Holders to accelerate the maturity thereof. See "-- Events of Default and Remedies."

     As a result of such subordination provisions described above, in the event of a distribution of assets upon the liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and assets which would otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes.

     The subordination provisions described above will cease to be applicable to the Notes upon any Legal Defeasance or Covenant Defeasance of the Notes as described under "-- Legal Defeasance and Covenant Defeasance."

     The Notes will be structurally subordinated to all existing and future liabilities of Subsidiaries of the Company other than Subsidiary Guarantors. See "-- Senior Subordinated Guarantees of Notes."

     At March 31, 1997, after giving pro forma effect to the transactions described under "Capitalization" and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," the Company would have had no Senior Indebtedness outstanding. See "Use of Proceeds" and "Capitalization." Although the Indenture will contain limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may incur, the amounts of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness or Guarantor Senior Indebtedness. See "-- Certain Covenants -- Incurrence of Indebtedness."

SENIOR SUBORDINATED GUARANTEES OF NOTES

     Each Subsidiary Guarantor will unconditionally guarantee, jointly and severally, to each Holder and the Trustee the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of (and premium, if any, on) and interest on the Notes pursuant to its Subsidiary Guarantee. The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities (including, but not limited to, Guarantor Senior Indebtedness) of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

     Each Subsidiary Guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its properties and assets to the Company or another Subsidiary Guarantor without limitation, except to the extent any such transaction is subject to the "Merger, Consolidation or Sale of Assets" covenant of the Indenture. Each Subsidiary Guarantor may consolidate with or merge into or sell all or substantially all of its properties and assets to a Person other than the Company or another Subsidiary Guarantor (whether or not Affiliated with the Subsidiary Guarantor); provided that (a) if the surviving Person is not the Subsidiary Guarantor, the surviving Person agrees to assume the Subsidiary Guarantor's Subsidiary Guarantee and all its obligations pursuant to the Indenture (except to the extent the following paragraph would result in the release of such Subsidiary Guarantee) and (b) such transaction does not (i) violate any of the covenants described under the heading
"-- Certain Covenants" or (ii) result in a Default or Event of Default immediately thereafter that is continuing.

     Upon the sale or other disposition (by merger or otherwise) of a Subsidiary Guarantor (or all or substantially all of its properties and assets) to a Person other than the Company or another Subsidiary Guarantor and pursuant to a transaction that is otherwise in compliance with the Indenture (including as described in the foregoing paragraph), such Subsidiary Guarantor shall be deemed released from its Subsidiary Guarantee and the related obligations set forth in the Indenture; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, other Indebtedness of the Company or any other Restricted Subsidiary shall also terminate upon such sale or other disposition.

     The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are subordinated to the prior payment in full of all Guarantor Senior Indebtedness of such Subsidiary Guarantor (including its guarantee of Indebtedness of the Company under the Credit Facility) to substantially the same extent as the Notes are subordinated to Senior Indebtedness. At March 31, 1997, the only Guarantor Senior Indebtedness outstanding consisted of guarantees of Company obligations under the Credit Facility.

     The initial Subsidiary Guarantors are the Company's principal subsidiaries other than Patina and SOCO International. Although the Indenture does not contain any requirement that any other existing Subsidiary execute and deliver a Subsidiary Guarantee, certain covenants described below require a future Restricted Subsidiary to execute and deliver a Subsidiary Guarantee prior to the guarantee or the incurrence of certain other Indebtedness. See "Certain Covenants -- Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to
            , 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 or more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on of the years indicated below:

<Caption
YEAR                                                 PERCENTAGE
----                                                 ----------
2002..............................................         %
2003..............................................         %
2004..............................................         %
2005 and thereafter...............................         %

     In addition, at any time and from time to time prior to         , 2000, the
Company may, at its option, redeem in the aggregate up to 30% of the aggregate principal amount of the Notes originally issued under the Indenture with the proceeds of one or more Public Equity Offerings by the Company at a redemption
price (expressed as a percentage of principal amount) of     %, plus accrued and
unpaid interest, if any, to the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least $105 million aggregate principal amount of the Notes must remain outstanding after each such redemption. In order to effect the foregoing redemption, the Company must mail notice of redemption no later than 60 days after the related Public Equity Offering and must consummate such redemption within 90 days of the closing of the Public Equity Offering.

     If less than all the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon surrender of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral part thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest (the "Change of Control Purchase Price") to the date of purchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will mail a notice to the Trustee and each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a Business Day not less than 30 days nor more than 60 days after such notice is mailed. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described herein by virtue thereof.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit Holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     The Credit Facility provides that certain change of control events with respect to the Company constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to Holders. The definition of Change of Control includes an event by which the Company sells, assigns, conveys, transfers or leases all or substantially all of its properties to any Person; the phrase "all or substantially all" is subject to applicable legal precedent and as a result in the future there may be uncertainty as to whether a Change of Control has occurred.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  Asset Sales

     The Indenture will provide that the Company will not and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets and properties sold or otherwise disposed of pursuant to the Asset Sale (as determined by the Board of Directors of the Company in the case of Asset Sales greater than $5,000,000, whose determination shall be conclusive and evidenced by a Board Resolution), (ii) at least 85% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, in respect of such Asset Sale consists of cash, Cash Equivalents or properties used in the Oil and Gas Business of the Company and its Restricted Subsidiaries and (iii) the Company delivers to the Trustee an Officers' Certificate, which shall be conclusive, certifying that such Asset Sale complies with clauses (i) and (ii). The amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness or Pari Passu Indebtedness) of the Company or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Company or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness shall be deemed to be cash or Cash Equivalents for purposes of clause (ii) and shall also be deemed to constitute a repayment of, and a permanent reduction in, the amount of such Indebtedness for purposes of the following paragraph.

     If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company or such Restricted Subsidiary may, no later than 365 days after such Asset Sale, either (i) apply all or any of the Net Cash Proceeds therefrom to repay Indebtedness (other than Subordinated Indebtedness or Pari Passu Indebtedness) of the Company or any Restricted Subsidiary, provided, in each case, that the related loan commitment (if any) is thereby permanently reduced by the amount of such Indebtedness so repaid, or (ii) invest all or any part of the Net Cash Proceeds thereof in properties and assets that will be used in the Oil and Gas Business of the Company or its Restricted Subsidiaries, as the case may be. The amount of such Net Cash Proceeds not applied or invested as provided in this paragraph will constitute "Excess Proceeds."

     When the aggregate amount of Excess Proceeds equals or exceeds $10,000,000, the Company shall make an offer to purchase, from all Holders and holders of any then outstanding Pari Passu Indebtedness required to be repurchased or repaid on a permanent basis in connection with an Asset Sale, an aggregate principal amount of Notes and any such Pari Passu Indebtedness equal to such Excess Proceeds as follows:

          (i) The Company shall make an offer to purchase (a "Net Proceeds Offer") from all Holders in accordance with the procedures set forth in the Indenture the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Payment Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness, if any (subject to proration in the event such amount is less than the aggregate Offered Price (as defined in clause (ii) below) of all Notes tendered) and, to the extent required by any such Pari Passu Indebtedness and provided there is a permanent reduction in the principal amount of such Pari Passu Indebtedness, the Company shall make an offer to purchase such Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Indebtedness Amount") equal to the excess of the Excess Proceeds over the Payment Amount.

          (ii) The offer price for the Notes shall be payable in cash in an amount equal to 100% of the aggregate principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest, if any, to the date such Net Proceeds Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. If the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the Payment Amount, Notes to be purchased will be selected on a pro rata basis. To the extent that the aggregate Offered Price of the Notes tendered pursuant to a Net Proceeds Offer is less than the Payment Amount relating thereto or the aggregate amount of the Pari Passu Indebtedness that is purchased or repaid pursuant to the Pari Passu Offer is less than the Pari Passu Indebtedness Amount (such shortfall constituting a "Net Proceeds Deficiency"), the Company may use such Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the limitations of the "Restricted Payments" covenant.

          (iii) Upon completion of such Net Proceeds Offer and Pari Passu Offer, the amount of Excess Proceeds shall be reset to zero.

The Credit Facility prohibits the Company from purchasing any Notes from the Net Cash Proceeds of Asset Sales. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Net Proceeds Offer occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase or could attempt to refinance the Senior Indebtedness that contains such prohibition. If the Company does not obtain such a consent or repay such Senior Indebtedness, the Company may remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Facility and possibly a default under other agreements relating to Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to Holders.

CERTAIN COVENANTS

  Ownership of Capital Stock

     The Indenture will provide that the Company (i) will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) and (ii) will not permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary) to own any Capital Stock of any Restricted Subsidiary, except, in each case, for (a) directors' qualifying shares, (b) Capital Stock of a Restricted Subsidiary organized in a foreign jurisdiction required to be issued to, or owned by, the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, (c) a sale of all or substantially all of the Capital Stock of a Restricted Subsidiary effected in accordance with the "Asset Sales" and "Restricted Payments" covenants, (d) the issuance of Capital Stock by a Restricted Subsidiary to a Person other than the Company or a Restricted Subsidiary made in accordance with the "Asset Sales" and "Restricted Payments" covenants and (e) the Capital Stock of a Restricted Subsidiary owned by a Person at the time such Restricted Subsidiary became a Restricted Subsidiary or acquired by such Person in connection with the formation of the Restricted Subsidiary; provided, however, that any Capital Stock retained by the Company or a Restricted Subsidiary in the case of clauses (c), (d) or (e) shall be treated as an Investment for purposes of the "Restricted Payments" covenant, if the amount of such Capital Stock represents less than a majority of the Voting Stock of such Restricted Subsidiary.

  Restricted Payments

     (i) The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take the following actions:

          (a) declare or pay any dividend or make any distribution on account of the Company's Capital Stock (other than dividends or distributions payable solely in shares of Qualified Capital Stock of the Company or in options, warrants or other rights to purchase Qualified Capital Stock of the Company or dividends or distributions payable to the Company or any Wholly Owned Restricted Subsidiary);

          (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Subsidiary or other Affiliate of the Company (other than Capital Stock owned by the Company or any Wholly Owned Restricted Subsidiary) or any options, warrants or other rights to acquire such Capital Stock;

          (c) make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, any Pari

     Passu Indebtedness or Subordinated Indebtedness, except (1) pursuant to a Pari Passu Offer or a Net Proceeds Deficiency pursuant to the "Asset Sales" covenant described above or (2) upon a Change of Control to the extent required by the indenture or other agreement or instrument pursuant to which such Pari Passu Indebtedness or Subordinated Indebtedness was issued, provided the Company is then in compliance with the "Change of Control" covenant described above;

          (d) declare or pay any dividend on, or make any distribution to the holders of, any shares of Capital Stock of any Restricted Subsidiary (other than to the Company or any of its Wholly Owned Restricted Subsidiaries) or purchase, redeem or otherwise acquire or retire for value any Capital Stock of any Restricted Subsidiary or any options, warrants or other rights to acquire any such Capital Stock (other than with respect to any such Capital Stock held by the Company or any Wholly Owned Restricted Subsidiary of the Company); or

          (e) make any Investment (other than any Permitted Investment);

(such payments or other actions described in (but not excluded from) clauses (a) through (e) are collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the amount determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur $1.00 of additional Indebtedness (excluding Permitted Indebtedness) in accordance with the covenant described under "-- Incurrence of Indebtedness," and (3) the aggregate amount of all Restricted Payments declared or made after the date of the Supplemental Indenture shall not exceed the sum (without duplication) of the following:

          (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the month in which the Supplemental Indenture is signed and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss), plus

          (B) the aggregate net cash proceeds received after the date of the Supplemental Indenture by the Company as capital contributions to the Company (other than from any Restricted Subsidiary), plus

          (C) the aggregate net cash proceeds received after the date of the Supplemental Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of shares of Qualified Capital Stock of the Company or any option, warrants or rights to purchase such shares of Qualified Capital Stock of the Company, plus

          (D) the aggregate net cash proceeds received after the date of the Supplemental Indenture by the Company (other than from any of its Restricted Subsidiaries) upon the exercise of any options, warrants or rights to purchase shares of Qualified Capital Stock of the Company, plus

          (E) the aggregate net cash proceeds received after the date of the Supplemental Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of debt securities or shares of Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus

          (F) to the extent not otherwise included in the Company's Consolidated Net Income, the net reduction in Investments in Unrestricted Subsidiaries resulting from the payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or a Restricted Subsidiary after the date of the Supplemental Indenture from any Unrestricted Subsidiary or from the redesignation of an Unrestricted Subsidiary (other than Patina or SOCO International) as a Restricted Subsidiary (in an amount equal to the fair market value of the net assets of such Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary), not to exceed in the case of such Unrestricted Subsidiary the total amount of Investments

     (other than Permitted Investments) in such Unrestricted Subsidiary made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary after the date of the Supplemental Indenture, plus

          (G) to the extent not otherwise included in the Company's Consolidated Net Income, an amount equal to (x) the aggregate net proceeds received by the Company or any Restricted Subsidiary as a result of the sale (net of all provisions for all taxes payable as a result of such sale) after the date of the Supplemental Indenture of securities in or assets of Patina or SOCO International or both or (y) the net reduction in Investments in Unrestricted Subsidiaries resulting from the redesignation of Patina or SOCO International as a Restricted Subsidiary (in an amount equal to the fair market value of the net assets of Patina or SOCO International, as the case may be, at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary), plus

        (H) $25,000,000.

     (ii) Notwithstanding paragraph (i) above, the Company and its Restricted Subsidiaries may take the following actions so long as in the case of clauses
(b), (c), (d), (e) and (f) no Default or Event of Default shall have occurred and be continuing:

          (a) the payment of any dividend on any Capital Stock of the Company or any Restricted Subsidiary within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (i) above (and such payment shall be deemed to have been paid on such date of declaration for purposes of any calculation required by the provisions of paragraph (i) above);

          (b) the payment of any dividend or the making of any distribution on account of or the repurchase of the Company's Capital Stock payable solely in shares of Capital Stock of either Patina or SOCO International (including cash in lieu of fractional shares in an amount not to exceed the aggregate proceeds from the sale of such fractional shares) provided that Patina or SOCO International, as the case may be, is an Unrestricted Subsidiary at the time of such distribution;

          (c) the payment of dividends in an aggregate annual amount not in excess of (A) $6,200,000 on any shares of the Company's 6% convertible preferred stock, par value $.01 per share ("6% Convertible Preferred Stock") of the Company outstanding on the date of the Supplemental Indenture (and on shares of Common Stock into which the shares of 6% Convertible Preferred Stock are converted) and (B) $8,500,000 on shares of the Company's Common Stock, provided that (1) such dividends are paid within 60 days of the date of declaration thereof and (2) on the date of declaration and having given pro forma effect to the making of such payment
     (x) the Company could incur $1.00 of additional Indebtedness (excluding Permitted Indebtedness) in accordance with the covenant described under "-- Incurrence of Indebtedness" and (y) the ratio of the Company's Adjusted Consolidated Net Tangible Assets to total Indebtedness is equal to or greater than 2.0 to 1.0;

          (d) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;

          (e) the repurchase, redemption, repayment, defeasance or other acquisition or retirement for value of any Pari Passu Indebtedness or Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;

          (f) the purchase, redemption, repayment, defeasance or other acquisition or retirement for value of Pari Passu Indebtedness or Subordinated Indebtedness in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent incurrence (other than to a Restricted Subsidiary) of Pari Passu Indebtedness or Subordinated Indebtedness so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount (or, if such Pari Passu Indebtedness or Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Indebtedness being so purchased, redeemed, repaid, defeased, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing plus the amount of expenses of the Company incurred in connection with such refinancing, (B) such new Indebtedness is pari passu with or subordinated to the Notes at least to the same extent as such Indebtedness so purchased, redeemed, repaid, defeased, acquired or retired, and (C) such new Indebtedness has an Average Life to Stated Maturity that is longer than the Average Life to Stated Maturity of the Notes and such new Indebtedness has a Stated Maturity for its final scheduled principal payment that is at least 91 days later than the Stated Maturity for the final scheduled principal payment of the Notes; and

          (g) the redemption of the Convertible Subordinated Notes out of the aggregate net cash proceeds of the Offering of the Notes.

The actions described in clauses (a), (c), (d) and (e) of this paragraph (ii) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (ii) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (i) (provided that any dividend paid pursuant to clauses (a) and (c) of this paragraph (ii) shall reduce the amount that would otherwise be available under clause (3) of paragraph (i) when declared, but not when subsequently paid pursuant to such clause (a) or (c), as the case may be), and the actions described in clauses
(b), (f) and (g) of this paragraph (ii) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (i). Further, the Company or any Restricted Subsidiary may make a Restricted Payment, if at the time the Company or any Restricted Subsidiary first incurred a commitment for such Restricted Payment such Restricted Payment could have been made; provided that all commitments incurred and outstanding shall be treated as if such commitments were Restricted Payments expended by the Company or a Restricted Subsidiary at the time the commitments were incurred, except that commitments incurred and outstanding which are treated as a Restricted Payment expended by the Company or a Restricted Subsidiary and which are terminated shall no longer be treated as a Restricted Payment expended by the Company or a Restricted Subsidiary upon the termination of such commitment for such purposes; and provided further, that at the time such Restricted Payment is made no Default or Event of Default shall have occurred and be continuing and the Company could incur $1.00 of additional Indebtedness (excluding Permitted Indebtedness) in accordance with the "Incurrence of Indebtedness" covenant.

  Incurrence of Indebtedness

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume, guarantee or otherwise become directly or indirectly liable for the payment of (collectively, "incur") any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness, unless (i) at the time of such event and after giving effect thereto on a pro forma basis the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding such event, taken as one period, would have been at least equal to 2.5 to 1.0. (ii) no Default or Event of Default shall have occurred and be continuing at the time such additional Indebtedness is incurred or would occur as a consequence of the incurrence of the additional Indebtedness.

  Liens

     The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind, except for Permitted Liens, upon any of their respective assets or properties, whether now owned or acquired after the date of the Supplemental Indenture, or any income or profits therefrom, to secure any Pari Passu Indebtedness or Subordinated Indebtedness, unless prior to or contemporaneously therewith the Notes are directly secured equally and ratably, provided that (i) if such secured Indebtedness is Pari Passu Indebtedness, the Lien securing such Pari Passu Indebtedness shall be subordinate and junior to, or pari passu with, the Lien securing the Notes and (ii) if such secured Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Notes at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes.

  Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

     The Indenture will provide that the Company will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to guarantee the payment of any Indebtedness of the Company unless (a)(1) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of the Notes by such Restricted Subsidiary, which Subsidiary Guarantee will be subordinated to Guarantor Senior Indebtedness (but no other Indebtedness) to the same extent that the Notes are subordinated to Senior Indebtedness and (2) with respect to any guarantee of Subordinated Indebtedness by a Restricted Subsidiary, any such guarantee shall be subordinated to such Restricted Subsidiary's Subsidiary Guarantee at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes;
(b) such Restricted Subsidiary waives and agrees not in any manner whatsoever to claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until such time as the obligations guaranteed thereby are paid in full; and (c) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that such Subsidiary Guarantee has been duly executed and authorized and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph shall not be applicable to any guarantee by any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary of the Company and (y) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company. Any Subsidiary Guarantee incurred by a Restricted Subsidiary shall be deemed released upon the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee of the Notes, except a discharge or release by or as a result of payment under such guarantee.

  Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock to the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any Restricted Subsidiary, (iv) transfer any of its properties or assets to the Company or any other Restricted Subsidiary,
(v) grant liens or security interests on its properties or assets in favor of the Holders or (vi) guarantee the Notes or any renewals or refinancings thereof, except for such encumbrances or restrictions existing as of the date of the Supplemental Indenture except in each instance for such encumbrances or restrictions pursuant to (a) the Indenture, the Credit Facility or any other agreement in effect as of the date of the Supplemental Indenture, (b) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any other Person, or the properties or assets or any other Person, other than the Person, or the property or assets of the Person, so acquired, (c) customary restrictions in leases and licenses relating to the property covered thereby and entered into in the ordinary course of business or (d) any agreement that extends, renews, refinances or replaces the agreements containing the restrictions in the foregoing clauses (a) through (c), provided that the terms and conditions of any such restrictions are not materially less favorable to the Holders than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced, and except with respect to clause (iv) only, (1) restrictions in the form of Liens which are not prohibited as described in the "Liens" covenant and which contain customary limitations on the transfer of collateral and (2) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

  Limitation on Layering Debt

     The Indenture will provide that (i) the Company will not incur, or permit to remain outstanding, any Indebtedness (including Acquired Indebtedness and Permitted Indebtedness) other than the Notes, that is subordinated in right of payment to any Senior Indebtedness, unless such Indebtedness is also pari passu with, or subordinated in right of payment to, the Notes pursuant to subordination provisions substantially similar to those contained in the Indenture and (ii) the Company will not permit any Subsidiary Guarantor to incur, or to permit to remain outstanding, any Indebtedness (including Acquired Indebtedness and Permitted Indebtedness) other than such Subsidiary Guarantor's Subsidiary Guarantee, that is subordinated in right of payment to any Guarantor Senior Indebtedness unless such Indebtedness is also pari passu with, or subordinated in right of payment to, such Subsidiary Guarantee pursuant to subordination provisions substantially similar to those contained in the Indenture.

  Merger, Consolidation or Sale of Assets

     The Indenture will provide that the Company will not, in any single transaction or series of related transactions, consolidate or merge with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any Person or group of Affiliated Persons, and the Company will not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transaction, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or group of Affiliated Persons, unless at the time and after giving effect thereto (i) either (a) if the transaction is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company or its Restricted Subsidiaries, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the Indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness not previously an obligation of Company or any of its Restricted Subsidiaries in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) except in the case of the consolidation or merger of any Restricted Subsidiary with or into the Company, immediately after giving effect to such transaction or transactions on a pro forma basis, the Consolidated Net Worth of the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or transactions; (iv) except in the case of the consolidation or merger of the Company with or into a Wholly Owned Restricted Subsidiary or any Restricted Subsidiary with or into the Company or any Wholly Owned Restricted Subsidiary, immediately before and immediately after giving effect to such transaction or transactions on a pro forma basis (on the assumption that the transaction or transactions occurred on the first day of the period of four fiscal quarters ending immediately prior to the consummation of such transaction or transactions) the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (excluding Permitted Indebtedness) pursuant to the covenant described under "-- Incurrence of Indebtedness"; (v) if any of the properties or assets of the Company or any of its Restricted Subsidiaries would upon such transaction or series of related transactions become subject to any Lien (other than a Permitted Lien), the creation and imposition of such Lien shall have been in compliance with the "Liens" covenant; (vi) if the Company is not the continuing obligor under the Indenture, then any Subsidiary Guarantor, unless it is the Surviving Entity, shall have by supplemental indenture to the Indenture confirmed its Subsidiary Guarantee of the Notes shall apply to the Surviving Entity's obligations under the Indenture and the Notes; and (vii) the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) shall have delivered to the Trustee, in form and substance reasonably satisfactory to the trustee, (a) an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture, if any, in respect thereto comply with the requirements under the Indenture, and (b) an Opinion of Counsel stating that the requirements of clause (i) of this paragraph have been satisfied.

     Upon any consolidation or merger or any sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if the Surviving Entity had been named as the Company therein, and thereafter the Company, except in the case of a lease, will be discharged from all obligations and covenants under the Indenture and the Notes and may be dissolved and liquidated.

  Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than the Company or a Restricted Subsidiary) unless (i) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction in arm's length dealings with an unrelated third party,
(ii) with respect to a transaction or series of related transactions involving payments in excess of $1,000,000 in the aggregate, the Company delivers an Officers' Certificate to the Trustee certifying that such transaction complies with clause (i) above, (iii) with respect to a transaction or series of related transactions involving payments in excess of $5,000,000 but less than $15,000,000 in the aggregate, the Company delivers an Officers' Certificate to the Trustee certifying that (a) such transaction or series of related transactions complies with clause (i) above and (b) such transaction or series of related transactions shall have been approved by a majority of the independent directors of the Board of Directors of the Company and (iv) with respect to a transaction or series of transactions involving payments of $15,000,000 or more in the aggregate, the Company delivers an Officers' Certificate to the Trustee certifying that (a) such transaction or series of related transactions complies with clause (i) above; (b) such transaction or series of related transactions shall have been approved by a majority of the independent directors of the Board of Directors of the Company and (c) the Company shall have received the written opinion of a firm of investment bankers nationally recognized in the United States that such transaction or series of transactions is fair, from a financial point of view, to the Company or such Restricted Subsidiary; provided however, that the foregoing restriction shall not apply to (1) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $3,000,000 outstanding at any one time, (2) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Affiliate, (3) the Company's employee compensation and other benefit arrangements or (4) indemnities of officers and directors of the Company or any Subsidiary consistent with such Person's charter and bylaws and applicable statutory provisions.

  Reports

     The Indenture will require that the Company file on a timely basis with the Securities and Exchange Commission ("Commission"), to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Securities Exchange Act of 1934, as amended ("Exchange Act"), the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15 of the Exchange Act. The Company will also be required

(i) to file with the Trustee (with exhibits), and provide to each Holder of Notes (without exhibits), without cost to such Holder, copies of such reports and documents within 30 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (ii) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at its cost copies of such reports and documents (including any exhibits thereto) to any Holder of Notes, securities analyst or prospective investor promptly upon written request.

  Events of Default and Remedies

     The Indenture will provide that each of the following constitutes an "Event of Default:"

          (i) default for 30 days in the payment when due of interest on the Notes; or

          (ii) default in the Payment when due of the principal of or premium, if any, on the Notes, whether such payment is due at maturity, upon redemption, upon repurchase pursuant to a Change of Control Offer or a Net Proceeds Offer, upon acceleration or otherwise; or

          (iii) default in the performance or breach of the provisions described under the "Merger, Consolidation or Sale of Assets" covenant, the failure to make or consummate a Change of Control Offer in accordance with the provisions of the "Change of Control" covenant or the failure to make or consummate a Net Proceeds Offer in accordance with the provisions of the "Asset Sales" covenant; or

          (iv) failure by the Company or any Subsidiary Guarantor to comply with any other term, covenant or agreement contained in the Notes, any Subsidiary Guarantee or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure stating that it is a "notice of default" under the Indenture and requiring the Company or such Subsidiary Guarantor, as the case may be, to remedy the same shall have been given (a) to the Company by the Trustee or (b) to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding; or

          (v) the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of or premium, if any, on or interest on any Indebtedness of the Company (other than the Notes) or any Restricted Subsidiary for money borrowed when due, or any other default resulting in acceleration of any Indebtedness of the Company or any Restricted Subsidiary for money borrowed, provided that the aggregate principal amount of such Indebtedness shall exceed $10,000,000, and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree; or

          (vi) any Subsidiary Guarantee shall for any reason cease to be, or be asserted by the Company or any Subsidiary Guarantor, as applicable, not to be, in full force and effect, enforceable in accordance with its terms (except pursuant to the release or termination of any such Subsidiary Guarantee in accordance with the Indenture); or

          (vii) final judgments or orders rendered against the Company or any Restricted Subsidiary that are unsatisfied and that require the payment in money, either individually or in an aggregate amount, that is more than $10,000,000 over the coverage under applicable insurance policies and either (a) commencement by any creditor of an enforcement proceeding upon such judgment (other than a judgment that is stayed by reason of pending appeal or otherwise) or (b) the occurrence of a 60-day period during which a stay of such judgment or order, by reason of pending appeal or otherwise, was not in effect; or

          (viii) the entry of a decree or order by a court having jurisdiction in the premises (A) for relief in respect of the Company or any Material Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) adjudging the Company or any Material Subsidiary bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or any Material Subsidiary under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Material Subsidiary or of a substantial part of its consolidated assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

          (ix) the commencement by the Company or any Material Subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Material Subsidiary to the entry of a decree or order for relief in respect thereof in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by the Company or any Material Subsidiary of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of any of the Company or any Material Subsidiary or of any substantial part of its consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by the Company or any Material Subsidiary in furtherance of any such action.

     If any Event of Default (other than as specified in clause (viii) or (ix) above) occurs and is continuing, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may, and the Trustee upon the request of the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding shall, declare the principal of, premium, if any, and accrued interest on all of the Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (viii) or (ix) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the Notes shall automatically become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any Holder of Notes.

     After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company, the Subsidiary Guarantors and the Trustee, may rescind such declaration if (i) the Company or any Subsidiary Guarantor has paid or deposited with the Trustee a sum sufficient to pay (a) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (b) all overdue interest on all Notes, (c) the principal of (and premium, if any, on) any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (d) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes (without duplication of any amount paid or deposited pursuant to clause (b) or (c)); (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (iii) all Events of Default, other than the nonpayment of principal of (and premium, if any, on) or interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

     No Holder of any of the Notes will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless such Holder has notified the Trustee of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations will not apply, however, to a suit instituted by a Holder of a Note for the enforcement of the payment of the principal of (or premium, if any, on) or interest on such Note on or after the respective due dates expressed in such Note.

     During the existence of an Event of Default, the Trustee will be required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

     If a Default or an Event of Default occurs and is continuing and is actually known to the Trustee, the Trustee shall mail to each Holder of Notes notice of the Default or Event of Default within 60 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of (or premium, if any, on) or interest on any Notes, the Trustee may withhold the notice to the Holders of Notes if the Trustee determines in good faith that withholding the notice is in the interest of such Holders.

     The Company is required to deliver to the Trustee annual and quarterly statements regarding compliance with the Indenture, and the Company will also be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of the obligations of the Company and the Subsidiary Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company and the Subsidiary Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and to have been discharged from all their other obligations with respect to such Notes and the Subsidiary Guarantees, except for (i) the rights of Holders of outstanding Notes to receive payment in respect of the principal of and premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to replace any temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Subsidiary Guarantor released with respect to certain covenants that are described in the Indenture, some of which are described under "-- Certain Covenants" above, and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("Covenant Defeasance"). In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, insolvency and reorganization events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company or any Subsidiary Guarantor must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance had not occurred (in the case of Legal

Defeasance, such opinion must refer to and be based upon a published ruling of the Internal Revenue Service or a change in applicable federal income tax laws);
(iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clauses (viii) and (ix) under the first paragraph under "Events of Default and Remedies" are concerned, at any time during the period ending on the 91st day after the date of deposit; (iv) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest under the Indenture or the Trust Indenture Act with respect to any securities of the Company or any Subsidiary Guarantor; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound, and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent under the Indenture to either Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money or certain United States governmental obligations have theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the serving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (and premium, if any, on) and interest on the Notes to the date of deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, together with instructions from the Company irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums then due and payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the Stated Maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of (or the premium, if any, on) or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders"), (viii) reduce the relative ranking of any Notes or Subsidiary Guarantees or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to add or release any Subsidiary Guarantor pursuant to the terms of the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the interests of any such Holder in any material respect, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     Texas Commerce Bank National Association will serve as trustee under the Indenture. The Trustee maintains normal banking relationships with the Company and its Subsidiaries and may perform certain services for and transact other business with the Company or its Subsidiaries from time to time in the ordinary course of business.

     The Indenture (including the provisions of the Trust Indenture Act incorporated by reference therein) will contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Indenture will permit the Trustee to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of a fully registered Global Certificate. The Global Certificate will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee.

     Except as set forth below, the Global Certificate may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised the Company and the Underwriters as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect Participants.

     The Depositary has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amount of the Notes purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Certificate is limited to such extent.

     So long as a nominee of the Depositary is the registered owner of the Global Certificate, such nominee will be considered the sole owner or holder of the Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Certificate will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Neither the Company, the Trustee, the paying agent, nor the Notes registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificate, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Global Certificate registered in the name of the Depositary's nominee will be made by the Company, either directly or through a paying agent, to the Depositary's nominee as the registered owner of the Global Certificate. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payments of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Certificate. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Certificate as shown on the records of the Depositary. Payments by Participants and Indirect Participants to owners of beneficial interests in the Global Certificate will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or Indirect Participants.

     As long as the Notes are represented by a Global Certificate, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "-- Repurchase at the Option of Holders -- Change of Control" and "-- Asset Sales." Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Certificate held through such Participants or Indirect Participants of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Certificate must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or other Participant or Indirect Participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

     The Company will issue Notes in definitive form in exchange for the Global Certificate if, and only if, either (1) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, or (2) an Event of Default has occurred and is continuing and the Notes registrar has received a request from the Depositary to issue Notes in definitive form in lieu of all or a portion of the Global Certificate. In either instance, an owner of a beneficial interest in the Global Certificate will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an acquisition of properties or assets from such Person or (b) outstanding at the time such Person becomes a Subsidiary of any other Person (other than any Indebtedness incurred in connection with, or in contemplation of, such acquisition or such Person becoming such a Subsidiary). Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of properties or assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, (i) the sum of (a) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with Commission guidelines before any state or federal income taxes, with no less than 90% of such discounted future net revenues estimated or audited by one or more nationally recognized firms of independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year, as increased by, as of the date of determination, the estimated discounted future net revenues from (1) estimated proved oil and gas reserves acquired since the date of such year-end reserve report, and (2) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from (3) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (4) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with Commission guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (1) through
(4), such increases and decreases shall be as estimated by the Company's petroleum engineers, unless in the event that there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net revenues utilized for purposes of this clause (i)(a) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers, (b) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (c) the Net Working Capital of the Company and its Restricted Subsidiaries on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (d) the greater of (i) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements or (ii) the appraised value, as estimated by independent appraisers, of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of the Company and its Restricted Subsidiaries, as of the date no earlier than the date of the Company's latest audited financial statements, minus (ii) the sum of (a) minority interests (other than a minority interest in a Subsidiary that is a business trust or similar entity formed for the primary purpose of issuing preferred securities the proceeds of which are loaned to the Company or a Restricted Subsidiary), (b) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (c) to the extent included in (i)(a) above, the discounted future net revenues, calculated in accordance with Commission guidelines (utilizing the prices utilized in the Company's year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto and (d) the discounted future net revenues, calculated in accordance with Commission guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenue specified in (i)(a) above, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto. If the Company changes its method of accounting from the successful efforts method to the full cost method or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company were still using the successful efforts method of accounting.

     "Adjusted Net Assets" of a Subsidiary Guarantor at any date means the amount by which the fair value of the properties and assets of such Subsidiary Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its Subsidiary Guarantee, of such Subsidiary Guarantor at such date.

     "Affiliate" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i). For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with") as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise, provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

     "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Company or any of its Restricted Subsidiaries (including, without limitation, by way of merger or consolidation) (collectively, for purposes of this definition, a "transfer"), directly or indirectly, in one or a series of related transactions, of (i) any Capital Stock of any Restricted Subsidiary held by the Company or any Restricted Subsidiary,
(ii) all or substantially all of the properties and assets of the Company or any of its Restricted Subsidiaries or (iii) any other properties or assets of the Company or any of its Restricted Subsidiaries (including Production Payments) other than (a) a disposition of hydrocarbons or other mineral products (other than Production Payments), inventory, accounts receivable, cash, Cash Equivalents or other property in the ordinary course of business, (b) any lease, abandonment, disposition, relinquishment or farm-out of any oil and gas property in the ordinary course of business or (c) the liquidation of property or assets received in settlement of debts owing to the Company or any Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to the Company or any Restricted Subsidiary in the ordinary course of business of the Company or such Restricted Subsidiary. For the purposes of this definition, the term "Asset Sale" shall not include (i) any transfer of properties or assets that are governed by, and made in accordance with, the provisions described under "-- Merger, Consolidation or Sale of Assets"; (ii) any transfer of properties or assets to an Unrestricted Subsidiary, if permitted under the "Restricted Payments" covenant; (iii) any transfer of the securities of or property or assets of Patina or SOCO International; or (iv) any transfer, in one or a series of related Transactions, of properties or assets having a fair market value of less than $2,000,000.

     "Attributable Indebtedness" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into such an equity interest in such Person.

     "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of 365 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) demand and time deposits and certificates of deposit or acceptances with a maturity of 365 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; (iii) commercial paper with a maturity of 365 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any commercial bank meeting the specifications of clause (ii) above; (v) overnight bank deposits and bankers' acceptances at any commercial bank meeting the qualifications specified in clause (ii) above; (vi) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (ii) above but which is organized under the laws of any country in which the Company or any Restricted Subsidiary maintains an office or is engaged in the Oil and Gas Business, provided that (a) all such deposits are required to be made in such accounts in the ordinary course of business, (b) such deposits do not at any one time exceed $5,000,000 in the aggregate and (c) no funds so deposited remain on deposit in such bank for more than 30 days; (vii) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (ii) above but which is a lending bank under any of the Company's or any Restricted Subsidiary's credit facilities, provided all such deposits do not exceed $5,000,000 in the aggregate at any one time; and (viii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) through (v).

     "Change of Control" means the occurrence of any of the following events:
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holder, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the outstanding Voting Stock of the Company; (ii) the Company is merged with or into or consolidated with another Person and, immediately after giving effect to the merger or consolidation, (a) less than 50% of the total voting power of the outstanding Voting Stock of the surviving or resulting Person is then "beneficially owned" (within the meaning of Rule 13d-3 under the Exchange Act) in the aggregate by the stockholders of the Company immediately prior to such merger or consolidation, and (b) any "person" or "group" (as defined in Section 13(d) (3) or 14(d) (2) of the Exchange Act) has become the direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the surviving or resulting Person; (iii) the Company, either individually or in conjunction with one or more Restricted Subsidiaries, sells, assigns, conveys, transfers, leases or otherwise disposes of, or one or more Restricted Subsidiaries sells, assigns, conveys, transfers, leases or otherwise disposes of, all or substantially all of the properties and assets of the Company and the Restricted Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Restricted Subsidiaries, to any Person (other than the Company or a Wholly Owned Restricted Subsidiary); (iv) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office or (v) the liquidation or dissolution of the Company.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Exploration Expenses" means, for any period, exploration expenses of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio of (i) the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Exploration Expenses, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income, in each case, for such period of the Company and its Restricted Subsidiaries on a consolidated basis, all determined in accordance with GAAP, decreased (to the extent included in determining Consolidated Net Income) by the sum of (a) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and
(b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, to (ii) the Consolidated Interest Expense for such period; provided, however, that (a) the Consolidated Fixed Charge Coverage Ratio shall be calculated on the assumption that (1) the Indebtedness to be incurred (and all other Indebtedness incurred after the first day of such period of four full fiscal quarters referred to in the covenant described under "-- Certain Covenants -- Incurrence of Indebtedness" through and including the date of determination) and (if applicable) the application of the net proceeds therefrom (and from any other such Indebtedness), including to refinance other Indebtedness, had been incurred on the first day of such four-quarter period and, in the case of Acquired Indebtedness, on the assumption that the related transaction (whether by means of purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (2) any acquisition or disposition by the Company or any Restricted Subsidiary of any properties or assets outside the ordinary course of business, or any repayment of any principal amount of any Indebtedness of the Company or any Restricted Subsidiary prior to the Stated Maturity thereof, in either case since the first day of such period of four full fiscal quarters through and including the date of determination, had been consummated on such first day of such four-quarter period, (b) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness required to be computed on a pro forma basis in accordance with the covenant described under "-- Certain Covenants -- Incurrence of Indebtedness" and (1) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and
(2) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, shall be computed by applying, at the option of the Company, either the fixed or floating rate, (c) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility required to be computed on a pro forma basis in accordance with the covenant described under "-- Certain Covenants -- Incurrence of Indebtedness" shall be computed based upon the average daily balance of such Indebtedness during the applicable period, provided that such average daily balance shall be reduced by the amount of any repayment of Indebtedness under a revolving credit facility during the applicable period, which repayment permanently reduced the commitments or amounts available to be reborrowed under such facility, (d) notwithstanding clauses (b) and (c) of this proviso, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements, (e) in making such calculation, Consolidated Interest Expense shall exclude interest attributable to Dollar-Denominated Production Payments, and (f) if after the first day of the period referred to in clause (i) of this definition the Company has retired any Indebtedness out of the net cash proceeds of the issue and sale of shares of Qualified Capital Stock of the Company within

30 days of such issuance and sale, Consolidated Interest Expense shall be calculated on a pro forma basis as if such Indebtedness had been retired an the first day of such period.

     "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes (including any state franchise taxes accounted for as income taxes in accordance with GAAP) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, for any period, without duplication,
(i) the sum of (a) the interest expense of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (1) any amortization of debt discount,
(2) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (3) the interest portion of any deferred payment obligation constituting Indebtedness, (4) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (5) all accrued interest, in each case to the extent attributable to such period, (b) to the extent any Indebtedness of any Person (other than the Company or a Restricted Subsidiary) is guaranteed by the Company or any Restricted Subsidiary, the aggregate amount of interest paid (to the extent not accrued in a prior period) or accrued by such other Person during such period attributable to any such Indebtedness, in each case to the extent attributable to that period, (c) the aggregate amount of the interest component of Capitalized Lease Obligations paid (to the extent not accrued in a prior period), accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (d) the aggregate amount of dividends paid (to the extent not accrued in a prior period) or accrued on Redeemable Capital Stock or 6% Convertible Preferred Stock of the Company and its Restricted Subsidiaries, to the extent such Redeemable Capital Stock or 6% Convertible Preferred Stock is owned by Persons other than the Company or its Restricted Subsidiaries, and to the extent such dividends are not paid in Common Stock, divided by one minus the applicable actual combined federal, state, local and foreign income tax rate of the Company and its Subsidiaries (expressed as a decimal), on a consolidated basis, for the period preceding the date of the transaction giving rise to the need to calculate Consolidated Interest Expense, less (ii) to the extent included in (i) above, amortization of capitalized debt issuance costs of the Company and its Restricted Subsidiaries during such period.

     "Consolidated Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding (i) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto),
(ii) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales, (iii) the net income (or net loss) of any Person (other than the Company or any of its Restricted Subsidiaries), in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions or interest on indebtedness actually paid to the Company or any of its Restricted Subsidiaries in cash by such other Person during such period (regardless of whether such cash dividends, distributions or interest on indebtedness is attributable to net income (or net loss) of such Person during such period or during any prior period), (iv) net income (or net loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (v) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (vi) income resulting from the transfers of property or assets received by the Company or Restricted Subsidiaries from Unrestricted Subsidiaries, (vii) the cumulative effect of a change in accounting principles and (viii) any write-downs of non-current assets, provided, however, that any ceiling limitation write-downs shall be treated as capitalized costs. Notwithstanding the foregoing, any net gains or losses related to the sale or disposition of any securities of or any properties or assets of Patina or SOCO International shall be excluded from the determination of Consolidated Net Income.

     "Consolidated Net Worth" means, at any date, the consolidated stockholders' equity of the Company and its Restricted Subsidiaries less the amount of such stockholders' equity attributable to Redeemable Capital

Stock or treasury stock of the Company and its Restricted Subsidiaries, as determined in accordance with GAAP.

     "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, depletion, amortization and other non-cash expenses of the Company and its Restricted Subsidiaries reducing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge which requires an accrual of or reserve for cash charges for any future period).

     "Credit Facility" means that certain Fifth Restated Credit Agreement, as amended, among the Company, NationsBank of Texas, N.A., as agent, and the other banks named therein, as the same may be amended, modified, supplemented, extended, restated, replaced, renewed or refinanced from time to time.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Event of Default" has the meaning set forth above under the caption "Events of Default and Remedies."

     "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are effective on the date of the Supplemental Indenture.

     The term "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments or documents for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit; provided, however, that a guarantee by any Person shall not include a contractual commitment by one Person to invest in another Person provided that such Investment is otherwise permitted by the Indenture. When used as a verb, "guarantee" shall have a corresponding meaning.

     "Guarantor Senior Indebtedness" means the principal of (and premium, if any, on) and interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law) and other amounts due on or in connection with (including any fees, premiums, expenses, including costs of collection, and indemnities) any Indebtedness of a Subsidiary Guarantor, whether outstanding on the date of the Supplemental Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness will be pari passu with or subordinated in right of payment to its Subsidiary Guarantee. Notwithstanding the foregoing, Guarantor Senior Indebtedness of a Subsidiary Guarantor will not include (i) Indebtedness of such Subsidiary Guarantor evidenced by its Subsidiary Guarantee, (ii) Indebtedness of such Subsidiary Guarantor that is expressly pari passu with its Subsidiary Guarantee or is expressly subordinated in right of payment to any Guarantor Senior Indebtedness of such Subsidiary Guarantor or its Subsidiary Guarantee, (iii) Indebtedness of such Subsidiary Guarantor to the extent incurred in violation of the "Incurrence of Indebtedness" covenant of the Indenture, (iv) Indebtedness of such Subsidiary Guarantor to the Company or any of the Company's other Subsidiaries or to any Affiliate of the Company or any Subsidiary of such Affiliate and (v) any Indebtedness which when incurred and without regard to any election under
Section 1111 (b) of the Federal Bankruptcy Code is without recourse to such Subsidiary Guarantor.

     "Holder" means a Person in whose name a Note is registered in the Note Register.

     "Indebtedness" means, with respect to any Person, without duplication, (i) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services (excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business), and all liabilities of such Person incurred in connection with any letters of credit, bankers' acceptances or other similar credit transactions or any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person or any warrants, rights or options to acquire such Capital Stock outstanding on the date of the Supplemental Indenture or thereafter, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP,
(ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (iii) all Indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (iv) all Capitalized Lease Obligations of such Person, (v) the Attributable Indebtedness (in excess of any Capitalized Lease Obligations) related to any Sale and Leaseback Transaction of such Person, (vi) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (vii) all guarantees by such Person of Indebtedness referred to in this definition (including, with respect to any Production Payment, any warranties or guaranties of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment), (viii) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (ix) all obligations of such Person under or in respect of currency exchange contracts, oil or natural gas price hedging arrangements and Interest Rate Protection Obligations, (x) Preferred Stock of any Restricted Subsidiary of the Company (other than Preferred Stock held by the Company or any of its Restricted Subsidiaries) and (xi) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of such Person of the types referred to in clauses (i) through (x) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock; provided, however, that if such Redeemable Capital Stock is not at the date of determination permitted or required to be repurchased, the "maximum fixed repurchase price" shall be the book value of such Redeemable Capital Stock. Subject to clause (vii) of the first sentence of this definition, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

     "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements or arrangements designed to protect against or manage such Person's and any of its Subsidiaries' exposure to fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect advance, loan, guarantee of Indebtedness or other extension of credit or capital contribution to (by means of any transfer of cash or other property or assets to others or any payment for property, assets or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities (including derivatives and including, without limitation, any interests in any partnership or joint venture) or evidences of Indebtedness issued by, any other Person. In addition,
(i) the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary at such time and (ii) the fair market value of Capital Stock retained by the Company or a Restricted Subsidiary in connection with the sale or issuance of Capital Stock of a Restricted Subsidiary in accordance with the "Ownership of Capital Stock" covenant that, as a result of such transaction, is no longer a Restricted Subsidiary shall be deemed to be an "Investment" made at the time of such transaction. "Investments" shall exclude (a) extensions of trade credit under a joint operating agreement or otherwise in the ordinary course of business, workers' compensation, utility, lease and similar deposits and prepaid expenses made in the ordinary course of business, (b) Interest Rate Protection Obligations entered into in the ordinary course of business or as required by any Permitted Indebtedness or any other Indebtedness incurred in compliance with the "Incurrence of Indebtedness" covenant, but only to the extent that the stated aggregate notional amounts of such Interest Rate Protection Obligations do not exceed 105% of the aggregate principal amount of such Indebtedness to which such Interest Rate Protection Obligations relate, (c) bonds, notes, debentures or other securities received in compliance with the "Asset Sales" covenant, and (d) endorsements of negotiable instruments and documents for collection in the ordinary course of business.

     "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 20% during a fiscal quarter in the estimated discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (i)(a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisitions during the quarter of oil and gas reserves that have been estimated by a nationally recognized firm of independent petroleum engineers and on which a report or reports exist and (ii) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the "Assets Sales" covenant.

     "Material Subsidiary" means, at any particular time, any Restricted Subsidiary that, together with its Subsidiaries, (a) accounted for more than 5% of the consolidated revenues of the Company and its Restricted Subsidiaries for the most recently completed fiscal year of the Company, or (b) was the owner of more than 5% of the consolidated assets of the Company and its Restricted Subsidiaries at the end of such fiscal year, all as shown in the case of (a) and
(b) on the consolidated financial statements of the Company and its Restricted Subsidiaries for such fiscal year.

     "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Cash Proceeds.

     "Net Working Capital" means (i) all current assets of the Company and its Restricted Subsidiaries, minus (ii) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in financial statements of the Company prepared in accordance with GAAP.

     "Non-payment Event of Default" means any event (other than a Payment Event of Default), the occurrence of which (with or without notice or the passage of time) entitles one or more Persons to accelerate the maturity of any Specified Senior Indebtedness.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of the Company or a Restricted Subsidiary incurred in connection with the acquisition by the Company or a Restricted Subsidiary of any property or assets and as to which (a) the holders of such Indebtedness agree that they will look solely to the property or assets so acquired and securing such Indebtedness for payment on or in respect of such Indebtedness and (b) no default with respect to such Indebtedness would permit (after notice or passage of time or both), according to the terms thereof, any holder of any Indebtedness of the Company or a Restricted Subsidiary to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "Note Register" means the register maintained by or for the Company in which the Company shall provide for the registration of the Notes and of transfer of the Notes.

     "Oil and Gas Business" means (i) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties, (ii) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties,
(iii) any business relating to or arising from exploration for or development, production, treatment, processing, storage, transportation or marketing of oil, gas, hydrocarbons and other minerals and products produced in association therewith and (iv) any activity necessary, appropriate or incidental to the activities described in the foregoing clauses (i) through (iii) of this definition.

     "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes, including, without limitation, the Existing Notes.

     "Payment Event of Default" means any default in the payment or required prepayment of principal of (or premium, if any, on) or interest on any Specified Senior Indebtedness when due (whether at final maturity, upon scheduled installment, upon acceleration or otherwise).

     "Permitted Designees" means (i) trusts for the benefit of the Permitted Holder and (ii) in the event of death or incompetence of the Permitted Holder, his estate, heirs, executor, administrator, committee or other personal representative, provided that if any such estate, heir, executor, administrator, committee or other personal representative acquires, subsequent to the death or incapacity of the Permitted Holder, any additional shares of Voting Stock of the Company, such person will cease to be a Permitted Designee.

     "Permitted Holder" means John C. Snyder and his Permitted Designees.

     "Permitted Indebtedness" means any of the following:

          (i) Indebtedness under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $250,000,000 and (b) an amount equal to the sum of (1) $100,000,000 and (2)
     15% of Adjusted Consolidated Net Tangible Assets, less any amounts applied to repay or prepay permanently any such Indebtedness in accordance with the "Asset Sales" covenant, including any guarantee of any such Indebtedness (including by any Subsidiary) and any fees, premiums, expenses (including costs of collection), indemnities and other amounts payable in connection with such Indebtedness;

          (ii) Indebtedness under the Notes and the Subsidiary Guarantees;

          (iii) Indebtedness outstanding on the date of the Supplemental Indenture (and not repaid or defeased with the proceeds of the offering of the Notes);

          (iv) obligations of the Company or a Restricted Subsidiary pursuant to Interest Rate Protection Obligations, but only to the extent that the stated aggregate notional amounts of such obligations do not exceed 105% of the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations; obligations under currency exchange contracts entered into in the ordinary course of business; and hedging arrangements that the Company or a Restricted Subsidiary enters into in the ordinary course of business for the purpose of protecting its production against fluctuations in oil or natural gas prices;

          (v) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary and Indebtedness of a Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary; provided, however, that upon any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Restricted Subsidiary), such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of the "Incurrence of Indebtedness" covenant at the time the Wholly Owned Restricted Subsidiary in question ceased to be a Wholly Owned Restricted Subsidiary;

          (vi) in-kind obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

          (vii) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including guaranties and letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

          (viii) any guarantee of Senior Indebtedness or Guarantor Senior Indebtedness, incurred in compliance with the "Limitation on Indebtedness" covenant, by a Restricted Subsidiary or the Company;

          (ix) any renewals, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company or a Restricted Subsidiary of any Indebtedness incurred pursuant to clause (ii) or (iii) of this definition, including any successive refinancings by the Company or such Restricted Subsidiary, so long as (a) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company or such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of the Company or such Restricted Subsidiary incurred in connection with such refinancing, and (b) in the case of any refinancing of Indebtedness of the Company that is not Senior Indebtedness, such new Indebtedness is either pari passu with the Notes or subordinated to the Notes at least to the same extent as the Indebtedness being refinanced and (c) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity equal to or later than the final Stated Maturity of the Indebtedness being refinanced;

          (x) Non-Recourse Indebtedness; and

          (xi) any additional Indebtedness in an aggregate principal amount not in excess of $25,000,000 at any one time outstanding.

     "Permitted Investments" means any of the following: (i) Investments in Cash Equivalents; (ii) Investments in the Company or any of its Restricted Subsidiaries; (iii) Investments in an amount not to exceed $10,000,000 at any one time outstanding; (iv) Investments by the Company or any of its Restricted Subsidiaries in another Person, if as a result of such Investment (A) such other Person becomes a Restricted Subsidiary or (B) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its properties and Assets to, the Company or a Restricted Subsidiary; (v) Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit a Person to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including, without limitation, (a) ownership interests in oil and gas properties or gathering systems and (b) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties (including Unrestricted Subsidiaries); (vi) entry into any hedging arrangements in the ordinary course of business for the purpose of protecting the Company's or any Restricted Subsidiary's production against fluctuations in oil or natural gas prices; (vii) entry into any currency exchange contract in the ordinary course of business; and (viii) Investments in stock, obligations or securities received in settlement of debts owing to the Company or a Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or a Restricted Subsidiary, in each case as to debt owing to the Company or a Restricted Subsidiary that arose in the ordinary course of business of the Company or any such Restricted Subsidiary.

     "Permitted Junior Securities" means any equity securities or subordinated debt securities of the Company or any successor obligor with respect to the Senior Indebtedness provided for by a plan of reorganization or readjustment that, in the case of any such subordinated debt securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to substantially the same degree as, or to a greater extent than, the Notes are so subordinated as provided in the Indenture.

     "Permitted Liens" means the following types of Liens:

          (a) Liens existing as of the date the Notes are first issued (except to the extent such Liens secure Indebtedness that is repaid or defeased with proceeds of the offering of the Notes), and any renewal, extension or refinancing of any such Lien provided that thereafter such Lien extends only to the properties that were subject to such Lien prior to the renewal, extension or refinancing thereof;

          (b) Liens securing the Notes or the Subsidiary Guaranties; and

          (c) Liens in favor of the Company.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Supplemental Indenture, including, without limitation, all classes and series of preferred or preference stock of such Person.

     "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

     "Public Equity Offering" means an underwritten public offering for cash by the Company of its Qualified Capital Stock pursuant to a registration statement that has been declared effective by the Commission (other than a registration statement on Form S-8 or any successor form or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

     "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

     "Redeemable Capital Stock" means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

     "Restricted Subsidiary" means any Subsidiary of the Company, whether existing on or after the date of the Supplemental Indenture, unless such Subsidiary of the Company is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

     "S&P" means Standard & Poor's Ratings Service, a division of McGraw-Hill, Inc., and its successors.

     "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which properties or assets are sold or transferred by such Person or a Subsidiary of such Person and are thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries.

     "Senior Indebtedness" means the principal of (and premium, if any, on) and interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law) and other amounts due on or in connection with (including any fees, premiums, expenses, including costs of collection, and indemnities) any Indebtedness of the Company, whether outstanding on the date of the Supplemental Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness will be pari passu with or subordinated in right of payment to the Notes. Notwithstanding the foregoing, "Senior Indebtedness" will not include (i) Indebtedness evidenced by the Notes,
(ii) Indebtedness of the Company that is Pari Passu Indebtedness or is expressly subordinated in right of payment to any other Indebtedness of the Company, (iii) Indebtedness that is represented by Redeemable Capital Stock, (iv) Indebtedness of the Company to the extent incurred in violation of the covenant described under "-- Covenants -- Incurrence of Indebtedness," (v) Indebtedness of the Company to any Subsidiary of the Company or any other Affiliate of the Company or any subsidiary of such Affiliate and (vi) Indebtedness which when incurred and without regard to any election under Section 1111(b) of the Federal Bankruptcy Code is without recourse to the Company.

     "Specified Senior Indebtedness" means (a) all Senior Indebtedness of the Company in respect of the Credit Facility and any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings, or replacements (each, for purpose of this definition, a "refinancing") thereof by the Company, including any successive refinancings thereof by the Company and (b) any other Senior Indebtedness and any refinancings thereof by the Company having a principal amount of at least $10,000,000 as of the date of determination and provided that the agreements, indentures or other instruments evidencing such Senior Indebtedness or pursuant to which such Senior Indebtedness was issued specifically designates such Senior Indebtedness as "Specified Senior Indebtedness" for purposes of the Indenture. For purposes of this definition, a refinancing of any Specified Senior Indebtedness shall be treated as a Specified Senior Indebtedness only if the Indebtedness issued in such refinancing ranks or would rank pari passu with the Specified Senior Indebtedness refinanced and only if Indebtedness issued in such refinancing is permitted by the covenant described under "-- Covenants -- Incurrence of Indebtedness."

     "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness or any installment of interest thereon, means the date specified in the instrument evidencing or governing such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

     "Subordinated Indebtedness" means Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

     "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, have at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Persons performing similar functions).

     "Subsidiary Guarantee" means any guarantee of the Notes by any Subsidiary Guarantor in accordance with the provisions set forth in "-- Senior Subordinated Guarantee of Notes."

     "Subsidiary Guarantor" means (i) initially the several Restricted Subsidiaries named in the Indenture as a party thereto, (ii) each of the other Restricted Subsidiaries, if any, executing a supplemental indenture in compliance with the provisions described under "-- Limitation on Guarantees of Indebtedness by Restricted Subsidiaries" and (iii) any Person that becomes a successor guarantor of the Notes in compliance with the provisions described under "-- Senior Subordinated Guarantee of Notes."

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination is designated an Unrestricted Subsidiary by the Board of Directors of the Company as provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company as an Unrestricted Subsidiary so long as (a) neither the Company nor any Restricted Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary; (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; (c) neither the Company nor any Restricted Subsidiary has made an Investment in such Subsidiary unless such Investment was made pursuant to, and in accordance with, the "Restricted Payments" covenant (other than Investments of the type described in clause (iv) of the definition of Permitted Investments); and (d) such designation shall not result in the creation or imposition of any Lien on any of the properties or assets of the Company or any Restricted Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which shall have been in compliance with the "Liens" covenant); provided, however, that with respect to clause (a), the Company or a Restricted Subsidiary may be liable for Indebtedness of an Unrestricted Subsidiary if (x) such liability constituted a Permitted Investment or a Restricted Payment permitted by the "Restricted Payments" covenant, in each case at the time of incurrence, or (y) the liability would be a Permitted Investment at the time of designation of such Subsidiary as an Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Incurrence of Indebtedness" covenant and (iii) if any of the properties or assets of the Company or any of its Restricted Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien shall have been in compliance with the "Liens" covenant.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary to the extent (i) all of the Capital Stock or other ownership interests in such Restricted Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by the Company or (ii) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Subsidiary.

                       DESCRIPTION OF THE CREDIT FACILITY

     The Company is party to a credit agreement with NationsBank of Texas, N. A., as agent, and the other banks specified therein (the "Credit Facility"). The Credit Facility provides for a revolving line of credit, with aggregate borrowings thereunder limited to the lesser of $500.0 million (the "Commitment"), which is divided into a $400.0 million long-term portion ("Facility A") and a $100.0 million short-term portion ("Facility B"), and the Total Borrowing Base (as therein defined). The Total Borrowing Base, which generally is determined semi-annually and which is based in part on the value assigned at each Determination Date (as therein defined) to the Company's oil and gas reserves and related assets, was $140.0 million at March 31, 1997, with $90.0 million allocated to Facility A and $50.0 million allocated to Facility B. Facility A terminates on December 31, 2000, and Facility B terminates October 30, 1997. The Facility B termination date generally is extended every six months prior to maturity for an additional one-year period. The Company's Credit Facility obligations are unsecured.

     Borrowings under the Credit Facility bear interest at any of the following rates selected from time to time by the Company: (i) the agent bank's floating "prime rate", (ii) the London Interbank Offered Rate plus 0.75% (the "LIBOR Rate"), (iii) a rate based on certain dealer's bids for certificates of deposit plus 0.75% (the "CD Rate") and (iv) a rate obtained by competitive bidding among the banks participating in the Credit Facility. The margin on LIBOR Rate or CD Rate loans increases to 1.0% when the Company's consolidated senior debt becomes greater than 80% of its consolidated tangible net worth, as therein defined. During 1996, the average interest rate under the Credit Facility was 6.4%. The Company also pays certain fees based on the unused portion of the Total Borrowing Base.

     The Credit Facility contains a number of customary covenants that, among other things, (i) require the maintenance of certain coverage ratios, (ii) limit the incurrence of additional indebtedness, (iii) restrict the payment of dividends, (iv) restrict stock repurchases, certain investments and unrelated business activities and (v) restrict the Company's right to consolidate or merge with another entity or to dispose of its assets. The Credit Facility also contains customary events of default.

                                  UNDERWRITING

     Upon the terms and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company and NationsBanc Capital Markets, Inc., Chase Securities Inc., Smith Barney Inc. and Petrie Parkman & Co., Inc. (the "Underwriters"), the Underwriters severally have agreed to purchase from the Company and the Company has agreed to sell to the Underwriters severally the principal amount of Notes set forth opposite the names of such Underwriters below:

        UNDERWRITER                                           PRINCIPAL AMOUNT
        -----------                                           ----------------
NationsBanc Capital Markets, Inc. ..........................    $
Chase Securities Inc. ......................................
Smith Barney Inc. ..........................................
Petrie Parkman & Co., Inc. .................................
                                                                ------------
          Total.............................................    $150,000,000
                                                                ============

     In the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions, to purchase all of the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose to offer the Notes to the public initially at the price to the public set forth on the cover page of this Prospectus Supplement, to certain securities dealers (who may
include Underwriters) at such price less a concession not in excess of     % of
the amount per Note and that the Underwriters and such dealers may reallow a
discount not in excess of     % of the amount per Note to other dealers,
including the Underwriters. After the closing of the Offering, the public offering price, the concession and the discount to other dealers may be changed by the Underwriters.

     There is no currently existing trading market for the Notes and, although certain of the Underwriters have advised the Company that they currently intend to make a market in the Notes, they are not obligated to do so and any such market making may be discontinued at any time, without notice, in the sole discretion of the Underwriters. Accordingly, there can be no assurance as to the development or liquidity of any market that may develop for the Notes.

     The Company and the Subsidiary Guarantors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

     NationsBanc Capital Markets, Inc. is an affiliate of NationsBank of Texas, N.A. and Chase Securities Inc. is an affiliate of Texas Commerce Bank National Association. NationsBank of Texas, N.A. and Texas Commerce Bank National Association are lenders under the Credit Facility. See "Description of the Credit Facility." Each of NationsBank of Texas, N.A. and Texas Commerce Bank National Association will receive its proportionate share of the repayment by the Company of borrowings under the Credit Facility from the net proceeds of the Offering. Texas Commerce Bank National Association will also act as Trustee for the Notes and will receive customary compensation for such services. Petrie Parkman & Co., Inc. has provided various investment banking services for the Company and received customary compensation for such services.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing in the Offering if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes will be passed upon for the Company by Peter E. Lorenzen, Vice President, General Counsel and Secretary of the Company, and for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas. Mr. Lorenzen beneficially owns 35,000 shares of Common Stock of the Company and hold options to purchase an additional 65,200 shares of Common Stock of which 36,020 options are exercisable.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereof, and are included and incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

     The information included and incorporated herein regarding proved reserves and related future net revenues and the present value thereof is derived, as and to the extent described herein and therein, from reserve reports prepared by Netherland, Sewell & Associates, Inc. and Ryder Scott Company Petroleum Engineers, independent oil and gas consultants, and, to such extent, are included and incorporated by reference in reliance upon the authority of such firms as experts with respect to the matters contained in such reports.

                                    GLOSSARY

     The following are definitions of certain terms used in this Prospectus Supplement.

     Bbl -- One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf -- One billion cubic feet.

     BOE -- Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

     Developed Acreage -- Acreage that is allocated or assignable to producing wells or wells capable of production.

     Development Well -- A well drilled within the proved area of an oil and natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry Well -- A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

     Exploratory Well -- A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     Gross Acres or Gross Wells -- The total acres or wells, as the case may be, in which a working interest is owned.

     MBbl -- One thousand Bbl.

     MBOE -- One thousand barrels of oil equivalent.

     Mcf -- One thousand cubic feet.

     MMBtu -- One million British Thermal Units.

     MMcf -- One million cubic feet.

     MMcfe -- One million cubic feet of natural gas equivalent.

     Net Acres or Net Wells -- The sum of the fractional working interests owned in gross acres or gross wells.

     Oil and Natural Gas Lease -- An instrument by which a mineral fee owner grants to lessee the right for a specific period of time to explore for oil and natural gas underlying the lands covered by the lease and the right to produce any oil and natural gas so discovered generally for so long as there is production in economic quantities from such lands.

     Present Value -- The discounted future net cash flows for proved oil and natural gas reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. Present Value is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alternative to the Standardized Measure (as determined in accordance with generally accepted accounting principles).

     Productive Well -- A well that is producing oil or natural gas or that is capable of production.

     Proved Developed Reserves -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves -- The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves or PUD -- Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion.

     Recompletion -- The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     Royalty Interest -- An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

     Secondary Recovery -- A method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     Standardized Measure -- The estimated future net cash flows from proved oil and natural gas reserves computed using prices and costs, at the dates indicated, after income taxes and discounted at 10%.

     Undeveloped Acreage -- Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Waterflood -- The injection of water into a reservoir to fill pores vacated by produced fluids, thus maintaining reservoir pressure and assisting production.

     Working Interest -- The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

     Workover -- Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996
  and March 31, 1997........................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996 and the three months
  ended March 31, 1996 and 1997.............................   F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended
  December 31, 1994, 1995 and 1996 and the three months
     ended March 31, 1997...................................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996 and the three months
  ended March 31, 1996 and 1997.............................   F-6
Notes to Consolidated Financial Statements..................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Snyder Oil Corporation:

     We have audited the accompanying consolidated balance sheets of Snyder Oil Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snyder Oil Corporation and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As explained in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", in 1995.

                                            ARTHUR ANDERSEN LLP

Fort Worth, Texas,
February 17, 1997

                             SNYDER OIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                          ----------------------     MARCH 31,
                                                            1995         1996          1997
                                                          ---------    ---------    -----------
                                                                                    (UNAUDITED)
                                            ASSETS
Current assets
  Cash and equivalents..................................  $  27,263    $  27,922     $  37,892
  Accounts receivable...................................     29,259       58,944        44,085
  Inventory and other...................................     11,769       11,212         7,976
                                                          ---------    ---------     ---------
                                                             68,291       98,078        89,953
                                                          ---------    ---------     ---------

Investments.............................................     33,220      129,681       124,015
                                                          ---------    ---------     ---------

Oil and gas properties, successful efforts method.......    675,961      887,721       910,182
  Accumulated depletion, depreciation and
     amortization.......................................   (240,744)    (252,334)     (274,549)
                                                          ---------    ---------     ---------
                                                            435,217      635,387       635,633
                                                          ---------    ---------     ---------

Gas facilities and other................................     30,506       28,111        23,740
  Accumulated depreciation and amortization.............    (11,741)     (11,798)      (10,810)
                                                          ---------    ---------     ---------
                                                             18,765       16,313        12,930
                                                          ---------    ---------     ---------
                                                          $ 555,493    $ 879,459     $ 862,531
                                                          =========    =========     =========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable......................................  $  36,353    $  51,867     $  51,163
  Accrued liabilities...................................     26,096       37,043        38,702
                                                          ---------    ---------     ---------
                                                             62,449       88,910        89,865
                                                          ---------    ---------     ---------

Senior debt.............................................    150,001      188,231       140,751
Subordinated notes......................................         --      103,094        99,913
Convertible subordinated notes..........................     84,058       80,748        80,324

Deferred taxes payable..................................         --        9,034        25,294
Other noncurrent liabilities............................     20,016       28,064        28,766

Minority interest.......................................      3,601       86,710        86,289
Commitments and contingencies

Stockholders' equity
  Preferred stock, $.01 par, 10,000,000 shares
     authorized, 6% Convertible preferred stock,
     1,035,000, 1,033,500 and 1,033,500 shares issued
     and outstanding....................................         10           10            10
  Common stock, $.01 par, 75,000,000 shares authorized,
     31,430,227, 31,456,027 and 31,543,665 shares
     issued.............................................        314          315           315
  Capital in excess of par value........................    265,911      260,221       260,411
  Retained earnings (deficit)...........................    (29,001)      25,711        42,030
  Common stock held in treasury, 134,191, 250,000 and
     989,800 shares at cost.............................     (2,457)      (3,510)      (15,712)
  Unrealized foreign currency translation gain..........        380           --            --
  Unrealized gain on investments........................        211       11,921        24,275
                                                          ---------    ---------     ---------
                                                            235,368      294,668       311,329
                                                          ---------    ---------     ---------
                                                          $ 555,493    $ 879,459     $ 862,531
                                                          =========    =========     =========

        The accompanying notes are an integral part of these statements.

                             SNYDER OIL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                   THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                ------------------------------   -----------------
                                                  1994       1995       1996      1996      1997
                                                --------   --------   --------   -------   -------
                                                                                    (UNAUDITED)
Revenues
  Oil and gas sales...........................  $137,858   $144,608   $189,327   $36,122   $67,848
  Gas transportation, processing and
     marketing................................   107,247     38,256     17,655     4,451     4,209
  Gains on sales of equity interests in
     investees................................     9,747      2,183     69,343       407    13,000
  Gains (losses) on sales of properties.......     1,969     12,254      8,786       (20)    2,607
  Other.......................................     5,507      4,859      7,303       759     1,091
                                                --------   --------   --------   -------   -------
                                                 262,328    202,160    292,414    41,719    88,755
                                                --------   --------   --------   -------   -------
Expenses
  Direct operating............................    46,267     52,486     49,638    10,759    14,021
  Cost of gas and transportation..............    94,177     29,374     15,020     3,696     4,191
  Exploration.................................     6,505      8,033      4,232       514     1,700
  General and administrative..................    12,853     17,680     17,143     3,868     5,492
  Interest....................................    10,337     21,679     23,587     3,614     6,787
  Other.......................................     2,126      5,322      5,312       679     1,756
  Depletion, depreciation and amortization....    70,770     76,378     84,547    16,771    23,208
  Property impairments........................     5,783     27,412      2,753        --        --
  Litigation settlement.......................        --      4,400         --        --        --
  Loss on sale of subsidiary interest.........        --         --     15,481        --        --
                                                --------   --------   --------   -------   -------
Income (loss) before taxes and minority
  interest....................................    13,510    (40,604)    74,701     1,818    31,600
                                                --------   --------   --------   -------   -------
Provision (benefit) for income taxes
  Current.....................................        --         25         33        25        --
  Deferred....................................       967     (1,370)     4,313      (335)    8,871
                                                --------   --------   --------   -------   -------
                                                     967     (1,345)     4,346      (310)    8,871
                                                --------   --------   --------   -------   -------

Minority interest in subsidiaries.............       171        572      7,405       351     2,803
                                                --------   --------   --------   -------   -------
Net income (loss).............................    12,372    (39,831)    62,950     1,777    19,926

Preferred stock dividends.....................    10,806      6,210      6,210     1,553     1,550
                                                --------   --------   --------   -------   -------
Net income available (loss applicable) to
  common......................................  $  1,566   $(46,041)  $ 56,740   $   224   $18,376
                                                ========   ========   ========   =======   =======

Net income (loss) per common share............  $    .07   $  (1.53)  $   1.81   $   .01   $   .59
                                                ========   ========   ========   =======   =======

Weighted average shares outstanding...........    23,704     30,186     31,308    31,302    31,030
                                                ========   ========   ========   =======   =======

        The accompanying notes are an integral part of these statements.

                             SNYDER OIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                   PREFERRED STOCK    COMMON STOCK     CAPITAL IN   RETAINED
                                   ---------------   ---------------   EXCESS OF    EARNINGS    TREASURY
                                   SHARES   AMOUNT   SHARES   AMOUNT   PAR VALUE    (DEFICIT)    STOCK
                                   ------   ------   ------   ------   ----------   ---------   --------
Balance, December 31, 1993.......   2,221    $ 22    23,260    $233     $249,713     $ 25,308   $     --
  Common stock grants and
     exercise of options.........      --      --       414       4        2,851           --     (2,288)
  Conversion of preferred to
     common......................  (1,186)    (12)    6,535      65          (53)          --         --
  Issuance of warrants...........      --      --        --      --        3,450           --         --
  Dividends......................      --      --        --      --           --      (16,721)        --
  Net income.....................      --      --        --      --           --       12,372         --
                                   ------    ----    ------    ----     --------     --------   --------
Balance, December 31, 1994.......   1,035      10    30,209     302      255,961       20,959     (2,288)
  Common stock grants and
     exercise of options.........      --      --       138       1          856           --       (169)
  Issuance of common.............      --      --     1,083      11       13,021           --         --
  Dividends......................      --      --        --      --       (3,927)     (10,129)        --
  Net loss.......................      --      --        --      --           --      (39,831)        --
                                   ------    ----    ------    ----     --------     --------   --------
Balance, December 31, 1995.......   1,035      10    31,430     314      265,911      (29,001)    (2,457)
  Common stock grants and
     exercise of options.........      --      --       267       3        3,179           --       (258)
  Issuance of common.............      --      --       399       4        3,689           --         --
  Repurchase of common...........      --      --      (640)     (6)      (6,243)          --       (795)
  Repurchase of preferred........      (1)     --        --      --         (142)          --         --
  Dividends......................      --      --        --      --       (6,173)      (8,238)        --
  Net income.....................      --      --        --      --           --       62,950         --
                                   ------    ----    ------    ----     --------     --------   --------
Balance, December 31, 1996.......   1,034      10    31,456     315      260,221       25,711     (3,510)
  Common stock grants and
     exercise of options.........      --      --        88      --          190           --         --
  Repurchase of common...........      --      --        --      --           --           --    (12,202)
  Dividends......................      --      --        --      --           --       (3,607)        --
  Net income.....................      --      --        --      --           --       19,926         --
                                   ------    ----    ------    ----     --------     --------   --------
Balance, March 31, 1997
  (Unaudited)....................   1,034    $ 10    31,544    $315     $260,411     $ 42,030   $(15,712)
                                   ======    ====    ======    ====     ========     ========   ========

        The accompanying notes are an integral part of these statements.

                             SNYDER OIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                                              -----------------------------------    --------------------
                                                1994         1995         1996         1996        1997
                                              ---------    ---------    ---------    --------    --------
                                                                                         (UNAUDITED)
Operating activities
  Net income (loss).........................  $  12,372    $ (39,831)   $  62,950    $  1,777    $ 19,926
  Adjustments to reconcile net income (loss)
    to net cash provided by operations
      Amortization of deferred credits......     (2,986)      (2,511)      (1,052)       (534)         --
      Gains on sales of equity interests in
         investees..........................     (9,747)        (809)     (68,343)       (407)    (13,000)
      (Gains) losses on sales of
         properties.........................     (1,969)     (12,254)      (8,786)         20      (2,607)
      Equity in (earnings) losses of
         investees..........................     (1,355)       1,319         (421)         88        (222)
      Exploration expense...................      6,505        8,033        4,232         514       1,700
      Loss on sale of subsidiary interest...         --           --       15,481          --          --
      Depletion, depreciation and
         amortization.......................     70,770       76,378       84,547      16,771      23,208
      Property impairments..................      5,783       27,412        2,753          --          --
      Deferred taxes........................        967       (1,370)       4,313        (335)      8,871
      Minority interest in subsidiaries.....        171          572        7,405         351       2,803
      Changes in operating assets and
         liabilities
         Decrease (increase) in
           Accounts receivable..............     11,024        7,142      (15,869)     (3,611)     14,859
           Inventory and other..............     (9,241)       3,617        5,175          50         (74)
         Increase (decrease) in
           Accounts payable.................      1,901       (8,521)       2,771      16,390        (704)
           Accrued liabilities..............      1,841        5,165         (316)      1,050      (3,109)
           Other liabilities................        361        4,779        6,890      (5,415)        124
                                              ---------    ---------    ---------    --------    --------
         Net cash provided by operations....     86,397       69,121      101,730      26,709      51,775
                                              ---------    ---------    ---------    --------    --------
Investing activities
  Acquisition, exploration and
    development.............................   (237,879)     (92,353)    (128,598)    (14,088)    (55,913)
  Purchase of controlling interest in
    subsidiary..............................     (6,645)          --           --          --          --
  Proceeds from investments.................      5,019       14,786        1,635         774      40,153
  Outlays for investments...................     (8,804)          --       (9,013)       (165)         --
  Proceeds from sales of properties.........      2,806      109,988       73,620         (63)      8,380
                                              ---------    ---------    ---------    --------    --------
         Net cash realized (used) by
           investing........................   (245,503)      32,421      (62,356)    (13,542)     (7,380)
                                              ---------    ---------    ---------    --------    --------
Financing activities
  Issuance of common........................      1,157          688        1,523         512         739
  Increase (decrease) in indebtedness.......    187,138      (86,193)     (13,289)      6,102     (15,639)
  Debt issuance costs.......................     (2,855)          --           --          --          --
  Dividends.................................    (16,721)     (14,056)     (14,411)     (3,589)     (3,607)
  Deferred credits..........................      2,356        3,549         (120)       (120)         --
  Repurchase of stock.......................     (1,149)          --       (7,186)         --     (12,202)
  Repurchase of subordinated notes..........         --           --       (5,232)         --      (3,716)
                                              ---------    ---------    ---------    --------    --------
         Net cash realized (used) by
           financing........................    169,926      (96,012)     (38,715)      2,905     (34,425)
                                              ---------    ---------    ---------    --------    --------
Increase in cash............................     10,820        5,530          659      16,072       9,970
Cash and equivalents, beginning of period...     10,913       21,733       27,263      27,263      27,922
                                              ---------    ---------    ---------    --------    --------
Cash and equivalents, end of period.........  $  21,733    $  27,263    $  27,922    $ 43,335    $ 37,892
                                              =========    =========    =========    ========    ========
Noncash investing and financing activities
  Gas plant capital lease...................  $  21,000           --           --          --          --
  Acquisition of properties and stock via
    stock issuances.........................         --    $  13,032    $   3,693          --          --
  Acquisition of properties recorded as
    senior debt.............................         --           --    $  31,730          --          --
  Acquisition via subsidiary stock
    issuance................................         --           --    $ 115,067          --          --

        The accompanying notes are an integral part of these statements.

                             SNYDER OIL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (INFORMATION FOR MARCH 31, 1996 AND 1997 IS UNAUDITED)

(1) ORGANIZATION AND NATURE OF BUSINESS

     Snyder Oil Corporation (the "Company") is primarily engaged in the acquisition, exploration and development of oil and gas properties principally in the Rocky Mountain and Gulf Coast regions of the United States. The Company also gathers, transports and markets natural gas. The Company is also engaged in international acquisition, exploration and development, primarily through affiliates. The Company, a Delaware corporation, is the successor to a company formed in 1978.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Snyder Oil Corporation ("SOCO") and its subsidiaries (collectively, the "Company"). Affiliates in which the Company owns more than 50% but less than 100% are fully consolidated, with the related minority interest being deducted from subsidiary earnings and stockholders' equity. Affiliates being accounted for in this manner include Patina Oil & Gas Corporation ("Patina"), SOCO International Holdings, Inc. ("Holdings") and SOCO International Operations, Inc. ("Operations"). SOCO Offshore, Inc. ("SOCO Offshore") was accounted for in this manner until all remaining minority interests were acquired in June 1996. Affiliates in which the Company owns between 20% and 50% are accounted for under the equity method. Affiliates being accounted for in this manner include SOCO Perm Russia, Inc. ("SOCO Perm"), a Russian affiliate, and SOCO Tamtsag Mongolia, Inc. ("SOCO Tamtsag"), a Mongolian affiliate. Command Petroleum Limited ("Command"), an Australian affiliate, was accounted for in this manner until the Company disposed of this investment in November 1996. Affiliates in which the Company owns less than 20% are accounted for under the cost method. Affiliates being accounted for in this manner include Cairn Energy plc ("Cairn"). The Company accounts for its interest in joint ventures and partnerships using the proportionate consolidation method, whereby its share of assets, liabilities, revenues and expenses are consolidated.

  Producing Activities

     The Company utilizes the successful efforts method of accounting for its oil and gas properties. Consequently, leasehold costs are capitalized when incurred. Unproved properties are assessed periodically within specific geographic areas and impairments in value are charged to expense. During the year ended December 31, 1996 and the three months ended March 31, 1997, the Company provided unproved property impairments of $2.8 million and $296,000, respectively. Exploratory expenses, including geological and geophysical expenses and delay rentals, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful. Costs of productive wells, unsuccessful developmental wells and productive leases are capitalized and amortized on a unit-of-production basis over the life of the remaining proved or proved developed reserves, as applicable. Gas is converted to equivalent barrels at the rate of 6 Mcf to 1 barrel. Amortization of capitalized costs is generally provided on a property-by-property basis. Estimated future abandonment costs (net of salvage values) are accrued at unit-of-production rates and taken into account in determining depletion, depreciation and amortization.

     Prior to 1995, the Company provided impairments for significant proved oil and gas property groups to the extent that net capitalized costs exceeded the undiscounted future cash flows. During 1995, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 121 requires the Company to assess the need for an impairment of capitalized costs of oil and gas properties on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then it is recognized to the extent that net capitalized costs exceed discounted expected future cash flows. Accordingly,

                             SNYDER OIL CORPORATION
in 1995 the Company provided for $27.4 million of such impairments. During the year ended December 31, 1996 and the three months ended March 31, 1997, the Company did not provide for any such impairments.

  Unrealized Foreign Currency Translation Gain

     The Company follows SFAS 52, "Foreign Currency Translation", which requires that business transactions and foreign operations recorded in a foreign currency must be restated in U.S. dollars. Gains or losses resulting from the translation process increases or decreases the book value of investments and must be accumulated in a separate component of stockholders' equity. Command's functional currency is the Australian dollar. The foreign currency translation gain reported in the balance sheet as of December 31, 1995 was the result of the translation of the Australian dollar balance sheet into United States dollars at then current exchange rates.

  Section 29 Tax Credits

     The Company from time to time enters into arrangements to monetize its
Section 29 tax credits. These arrangements result in revenue increases of approximately $.40 per Mcf on production volumes from qualified Section 29 properties. As a result of such arrangements, the Company recognized additional gas revenues of $2.5 million in both 1995 and 1996 and $534,000 and $801,000 during the three month periods ended March 31, 1996 and 1997. These arrangements are expected to continue through 2002.

  Gas Imbalances

     The Company uses the sales method to account for gas imbalances. Under this method, revenue is recognized based on the cash received rather than the proportionate share of gas produced. Gas imbalances at year end 1995 and 1996 and March 31, 1997 were insignificant.

  Financial Instruments

     The following table sets forth the book value and estimated fair values of financial instruments (in thousands):

                                 DECEMBER 31, 1995       DECEMBER 31, 1996        MARCH 31, 1997
                               ---------------------   ---------------------   ---------------------
                                 BOOK        FAIR        BOOK        FAIR        BOOK        FAIR
                                 VALUE       VALUE       VALUE       VALUE       VALUE       VALUE
                               ---------   ---------   ---------   ---------   ---------   ---------
Cash and equivalents.........  $  27,263   $  27,263   $  27,922   $  27,922   $  37,892   $  37,892
Investments..................     33,220      52,203     129,681     163,477     124,015     145,366
Senior debt..................   (150,001)   (150,001)   (188,231)   (188,231)   (140,751)   (140,751)
Subordinated notes...........         --          --    (103,094)   (105,650)    (99,913)   (102,948)
Convertible subordinated
  notes......................    (84,058)    (79,997)    (80,748)    (82,866)    (80,324)    (82,739)
Long-term commodity
  contracts..................         --      11,623          --       5,040          --       4,936
Interest rate swap...........         --         107          --         (19)         --          40

     The book value of cash and equivalents approximates fair value because of the short maturity of those instruments. See Note (3) for a discussion of the Company's investments. The fair value of senior debt is presented at face value given its floating rate structure. The fair value of the subordinated notes and convertible subordinated notes are estimated based on their December 31, 1995 and 1996 and March 31, 1997 closing prices on the New York Stock Exchange.

     From time to time, the Company enters into commodity contracts to hedge the price risk of a portion of its production. Gains and losses on such contracts are deferred and recognized in income as an adjustment to

                             SNYDER OIL CORPORATION
oil and gas sales revenue in the period to which the contracts relate. In 1994, the Company entered into a long-term gas swap arrangement in order to lock in the price differential between the Rocky Mountain and Henry Hub prices on a portion of its Rocky Mountain gas production. The contract covers 20,000 MMBtu per day through 2004. At March 31, 1997, that volume represented approximately 15% of the Company's consolidated Rocky Mountain gas production. The fair value of the contract was based on the market price quoted for a similar instrument.

     In September 1995, the Company entered into an interest rate swap covering $50 million of its bank debt. The agreement requires payment to a counterparty based on a fixed rate of 5.585% and requires the counterparty to pay the Company interest at the then current 30 day LIBOR rate. Accounts receivable or payable under this agreement are recorded as adjustments to interest expense and are settled on a monthly basis. The agreement matures in September 1997, with the counterparty having the option to extend it for two years. At December 31, 1995 and 1996 and March 31, 1997, the fair value of the agreement was estimated at the net present value discounted at 10%.

  Risks and Uncertainties

     Historically, the market for oil and gas has experienced significant price fluctuations. Prices for gas in the Rocky Mountain region, where the Company currently produces over 70% of its natural gas, have traditionally been particularly volatile. Prices are significantly impacted by the local weather, supply in the area, seasonal variations in local demand and limited transportation capacity to other regions of the country. Increases or decreases in prices received, particularly in the Rocky Mountains, could have a significant impact on the Company's future results of operations.

     The Company's strategy internationally is to develop a portfolio of projects that have the potential to make a major contribution to its production and reserves while limiting its financial exposure and mitigating political risk by seeking industry partners and investors to fund the majority of the required capital. Such projects are subject to a number of political and economic uncertainties, in addition to the typical risks and volatility associated with the oil and gas industry. There is no assurance that the Company's international operations will reach a level reasonably required to fully exploit the projects, nor is there any assurance of economic success should such a level be reached.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Other

     All liquid investments with an original maturity of three months or less are considered to be cash equivalents. Certain amounts in prior years consolidated financial statements have been reclassified to conform with current classification.

                             SNYDER OIL CORPORATION

(3) INVESTMENTS

     The Company has investments in foreign and domestic energy companies and long-term notes receivable. The following table sets forth the book values and estimated fair values of these investments:

                                       DECEMBER 31, 1995    DECEMBER 31, 1996      MARCH 31, 1997
                                       -----------------   -------------------   -------------------
                                        BOOK      FAIR       BOOK       FAIR       BOOK       FAIR
                                        VALUE     VALUE     VALUE      VALUE      VALUE      VALUE
                                       -------   -------   --------   --------   --------   --------
                                                              (IN THOUSANDS)
Equity method investments............  $30,901   $49,884   $  8,789   $ 42,585   $  8,649   $ 30,000
Marketable securities................      652       652    115,558    115,558    110,503    110,503
Long-term notes receivable...........    1,667     1,667      5,334      5,334      4,863      4,863
                                       -------   -------   --------   --------   --------   --------
                                       $33,220   $52,203   $129,681   $163,477   $124,015   $145,366
                                       =======   =======   ========   ========   ========   ========

     The Company follows SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that investments in marketable securities accounted for on the cost method and long-term notes receivable must be adjusted to their market value with a corresponding increase or decrease to stockholders' equity. The pronouncement does not apply to investments accounted for by the equity method.

  Command Petroleum Limited

     From May 1993 to November 1996, the Company had an investment in Command, an Australian oil company, which was accounted for by the equity method. Command was listed on the Australian Stock Exchange. In 1995, the Company acquired an additional 4.7 million shares of Command common stock in exchange for an interest in the Fejaj Permit in Tunisia. As a result, the Company's ownership in Command increased to 30.0% and a $1.4 million gain was recognized during 1995. In June 1996, the Company purchased 8.5 million shares of Command common stock for $3.6 million, increasing its ownership to 32.6%. In October 1996, Command announced that it had completed merger negotiations with Cairn, an international independent oil company based in Edinburgh, Scotland with shares listed on the London Stock Exchange. In November 1996, the Company accepted Cairn's offer for its interest in Command. The Company received 16.2 million shares of freely marketable Cairn common stock, and recognized a gain of $65.5 million in the fourth quarter of 1996. The Company's investment in Cairn is accounted for under the cost method and is reflected as marketable securities in the table above. Immediately prior to the acceptance of Cairn's offer, the Company accrued for a transaction in which a director of the Company exchanged his option to purchase 10% of the outstanding common stock of SOCO International, Inc. (through which the investment in Command was held) and issued promissory notes to the Company totaling $591,000 for 10% of the outstanding common stock of two SOCO International, Inc. subsidiaries, Holdings and Operations. As a result of this transaction, the Company recorded a $260,000 loss. Additionally, minority interest expense of $4.3 million was recorded related to the director's 10% ownership as a result of the Command gain. The actual exchange occurred in December 1996 and the promissory notes remained outstanding at March 31, 1997.

  SOCO International Operations, Inc.

     In 1993, SOCO Perm, an affiliate of Operations, was organized by the Company and a U.S. industry participant. SOCO Perm and a Russian partner formed the Permtex joint venture to develop proven oil fields in the Volga-Urals Basin of Russia. To finance a portion of its planned development expenditures, SOCO Perm closed a private placement of its equity securities with three industry participants in 1994. As a result, the Company's investment was reduced from 75% to 41.25% and a $3.5 million gain was recorded. In 1995, the three industry participants paid the final installments of their contributions to SOCO Perm and as a result, the Company recognized an additional gain of $1.1 million. In April 1996, SOCO Perm closed a private placement which reduced the Company's interest to 34.91%. The Company recognized a gain of $2.6 million

                             SNYDER OIL CORPORATION
as a result of this transaction. The private placement agreement requires SOCO Perm to list its common shares on a securities exchange no later than 1998. If such listing does not occur, the new shareholders have the right to require the Company to purchase their share at a formula price. The Company's investment in SOCO Perm had a carrying cost at both December 31, 1996 and March 31, 1997 of $7.0 million.

     In 1994, the Company formed a consortium to explore the Tamtsag Basin of eastern Mongolia, then sold a portion of its interest to three industry participants. One participant committed to fund the drilling of two wells, the second purchased its interest for cash and a third participant assigned its exploration rights in the basin to the consortium. Accordingly, the Company's investment in SOCO Tamtsag, an affiliate of Operations, was reduced from 100% to 49% and a $1.5 million gain was recognized. In 1996, the Company completed the exchange of a portion of its interest to an industry participant for consulting services valued at $1.5 million. As a result of this transaction, the Company's ownership was reduced to 42% and an $832,000 gain was recognized. In August 1996, the Mongolian Parliament ratified the grant of two additional concessions in the area to SOCO Tamtsag, bringing the total acreage position to approximately 10 million acres. In January 1997, SOCO Tamtsag completed an equity sale which reduced the Company's investment to 40.3%. The Company's investment in SOCO Tamtsag had a carrying cost of $1.8 million and $1.6 million, respectively, at December 31, 1996 and March 31, 1997 in addition to $4.7 million and $4.3 million, respectively, in stockholder loans, which are required on a pro rata basis by all stockholders, to SOCO Tamtsag which are included in notes receivable in the table above.

     The Company is currently seeking a listing of a newly formed entity, SOCO International plc ("SOCO plc"), on the London Stock exchange and intends to conduct an offering of its shares. The Company will contribute to SOCO plc all the assets of Operations, which includes the Company's interests in Russia, Mongolia and Thailand. Certain minority interest owners in these ventures are also expected to contribute their interests. If such listing occurs, it is expected to meet the requirement to list SOCO Perm. As part of the listing, SOCO plc will also acquire Cairn's UK onshore company as well as certain assets in Yemen and Tunisia that were formerly owned by Command. The offering is expected to raise approximately $75 million of new equity capital for SOCO plc. Following the offering, the Company which will retain all its shares, expects to have an approximate 15% to 18% interest in SOCO plc. The Company estimates the fair value of its investment in Operations at March 31, 1997 to be between $30 million and $37 million based on preliminary indications related to the listing. The listing and offering are subject to certain conditions and there can be no assurance that the offering will be consummated.

  Marketable Securities

     The Company had investments in equity securities of publicly traded domestic energy companies accounted for on the cost method, with a total cost at December 31, 1995 of $328,000. The market value of these securities at December 31, 1995 approximated $652,000. In 1996, the Company sold all of these securities for $968,000 and recognized a corresponding gain of $640,000. In accordance with SFAS 115 at December 31, 1995, investments were increased by $324,000 of gross unrealized holding gains, stockholders' equity was increased by $211,000 and deferred taxes payable were increased by $113,000. The Company had investments in equity securities of one publicly traded foreign energy company, Cairn, accounted for on the cost method at December 31, 1996 and March 31, 1997. Cairn has a major development project off the coast of Bangladesh as well as major producing interests in the United Kingdom and the Dutch North Sea, and exploration interests in several countries including Thailand, Vietnam and China. In the first quarter of 1997, the Company sold 4.5 million Cairn shares at an average of $8.81 per share realizing $39.2 million in proceeds. These transactions resulted in a gain of $13.0 million. The Company's total cost basis in the Cairn shares was $95.2 million and $69.0 million at December 31, 1996 and March 31, 1997, respectively. The market value of the Cairn shares approximated $115.6 million and $110.5 million at December 31, 1996 and March 31, 1997, respectively. In accordance with SFAS 115, at December 31, 1996, and March 31, 1997, respectively, investments were increased by $20.4 million and $41.5 million in gross unrealized holding gains, stockholders'

                             SNYDER OIL CORPORATION
equity was increased by $11.9 million and $24.3 million, minority interest liability was increased by $1.3 million and $2.7 million and deferred taxes payable were increased by $7.2 million and $14.5 million.

  Notes Receivable

     The Company holds long-term notes receivable due from SOCO Tamtsag, other privately held corporations and a director, with a book value of $1.7 million, $5.3 million and $4.9 million at December 31, 1995 and 1996 and March 31, 1997. SOCO Tamtsag shareholder loans, which bear interest at the three month LIBOR rate plus two percent, are to be repaid from the gross receipts of SOCO Tamtsag under certain circumstances (i.e., excess cash reserves). Any remaining balances mature December 31, 2009. If the listing of SOCO plc on the London Stock Exchange is consummated, these notes are expected to be contributed to the new public company. The notes from other privately held corporations are secured by certain assets, including stock and oil and gas properties. The notes from a director, which originated in connection with an option to purchase 10% of the Company's international affiliates, are unsecured and are due April 10, 1998. The Company believes that, based on existing market conditions, the March 31, 1997 balances will be recovered in the long term. At December 31, 1995 and 1996 and March 31, 1997, the fair value of the notes receivable, based on existing market conditions and the anticipated future net cash flow related to the notes, approximated their carrying cost.

(4) OIL AND GAS PROPERTIES AND GAS FACILITIES

     The cost of oil and gas properties at December 31, 1995 and 1996 and March 31, 1997 includes $24.2 million, $32.7 million and $32.7 million, respectively, of unevaluated leasehold. Such properties are held for exploration, development or resale. The following table sets forth costs incurred related to oil and gas properties and gas processing and transportation facilities:

                                           YEAR ENDED DECEMBER 31,        THREE MONTHS
                                       -------------------------------   ENDED MARCH 31,
                                         1994       1995        1996          1997
                                       --------    -------    --------   ---------------
                                                     (IN THOUSANDS)
Proved acquisitions..................  $ 44,684    $13,675    $273,088       $   595
Acreage acquisitions.................    25,571      7,388      24,589           431
Development..........................   156,912     62,578      43,075        20,259
Gas processing, transportation and
  other..............................    46,607      7,886       3,612           753
Exploration..........................     5,514      8,214       4,588         1,768
                                       --------    -------    --------       -------
                                       $279,288    $99,741    $348,952       $23,806
                                       ========    =======    ========       =======

     During 1996, the Company incurred $273.1 million for domestic proved acquisitions. Of the total acquisition expenditures, $218.4 million related to the formation of Patina and the subsequent May 1996 acquisition (the "Acquisition") of Gerrity Oil & Gas Corporation ("GOG"). As a result, the Company initially retained 70% of the common stock of Patina and the former GOG shareholders received 30% of the common stock. The Company currently owns 74% of Patina, and it is consolidated into the Company's financial statements. The Company recognized a net loss of $15.5 million in the second quarter of 1996 as a result of this transaction. In 1996, the Company acquired, via three acquisitions, incremental interests in certain properties located in the Gulf of Mexico for a net purchase price of $72.1 million ($22.4 million of which was classified as acreage acquisitions).

     Of the total 1996 development expenditures, $12.8 million was concentrated in the Gulf of Mexico where four wells were placed on sales with three in progress at year end. The Company expended $8.6 million in the Piceance Basin of western Colorado to place 22 wells on sales with one in progress at year end. The Company expended $5.7 million in the East Washakie Basin of southern Wyoming to place twelve wells on sales with

                             SNYDER OIL CORPORATION
three in progress at year end. In the Green River Basin of southern Wyoming, $2.9 million was incurred to place five wells on sales with two in progress at year end.

     In May 1996, the Company sold a 45% interest in its Piceance Basin holdings for $22.4 million. The Company recognized a net gain of $2.4 million as a result of this transaction. In July 1996, the Company sold a 50% interest in its Green River Basin gas project for $16.9 million. The Company recognized a net gain of $7.4 million as a result of this transaction. In December 1996, the Company sold its interests in the Giddings Field of southeast Texas for $11.8 million. The Company recognized a net loss of $3.3 million as a result of this transaction.

     Of the $20.3 million first quarter 1997 development expenditures, the majority was concentrated in the Gulf of Mexico, the DJ Basin of Colorado, the Washakie Basin of southern Wyoming, the Green River Basin of southern Wyoming and the Piceance Basin of western Colorado. During the three months ended March 31, 1997, the Company placed 30 wells on sales, drilled one developmental dry hole and had 22 wells in progress at quarter end.

     The exploration costs incurred in the first quarter of 1997 were primarily the result of seismic programs in the Gulf of Mexico and north Louisiana.

     The following table summarizes the unaudited pro forma effects on the Company's financial statements assuming significant acquisitions and divestitures consummated during 1996 had been consummated on January 1, 1995 and 1996. Future results may differ substantially from pro forma results due to changes in oil and gas prices, production declines and other factors. Therefore, pro forma statements cannot be considered indicative of future operations.

                                                                1995          1996
                                                              --------      --------
                                                                  (IN THOUSANDS
                                                              EXCEPT PER SHARE DATA)
Oil and gas sales...........................................  $189,734      $221,368
Total revenues..............................................  $250,986      $324,127
Production direct operating margin..........................  $131,310      $170,612
Net income (loss)...........................................  $(43,638)     $ 71,125
Net income (loss) per common share..........................  $  (1.65)     $   2.07
Weighted average shares outstanding.........................    30,186        31,308

(5) INDEBTEDNESS

     The following indebtedness was outstanding on the respective dates:

                                                         DECEMBER 31,
                                                     --------------------    MARCH 31,
                                                       1995        1996        1997
                                                     --------    --------    ---------
                                                              (IN THOUSANDS)
SOCO bank facility.................................  $150,001    $ 93,731    $  53,301
Patina bank facilities.............................        --      94,500       87,450
Less current portion...............................        --          --           --
                                                     --------    --------    ---------
          Senior debt..............................  $150,001    $188,231    $ 140,751
                                                     ========    ========    =========
Patina subordinated notes..........................  $     --    $103,094    $  99,913
                                                     ========    ========    =========
SOCO convertible subordinated notes................  $ 84,058    $ 80,748    $  80,324
                                                     ========    ========    =========

     SOCO maintains a $500 million revolving credit facility ("SOCO Facility"). The facility is divided into a $400 million long-term portion and a $100 million short-term portion. The borrowing base available under the facility was $140 million at December 31, 1996 and March 31, 1997. The majority of the borrowings under the

                             SNYDER OIL CORPORATION
facility currently bear interest at LIBOR plus .75% with the remainder at prime, with an option to select CD plus .75%. The margin on LIBOR or CD increases to 1% when the Company's consolidated senior debt becomes greater than 80% of its consolidated tangible net worth as defined. During 1996, the average interest rate under the revolver was 6.4%. The Company pays certain fees based on the unused portion of the borrowing base. Among other requirements, covenants require maintenance of a current working capital ratio of 1 to 1 as defined, limit the incurrence of debt and restrict dividends, stock repurchases, certain investments, other indebtedness and unrelated business activities. Such restricted payments are limited by a formula that includes underwriting proceeds, cash flow and other items. Based on such limitations, more than $60 million and $70 million was available for the payment of dividends and other restricted payments at December 31, 1996 and March 31, 1997, respectively.

     Simultaneously with the Acquisition, Patina entered into a bank credit agreement. The agreement consists of (a) a facility provided to Patina and SOCO Wattenberg (the "SWAT Facility") and (b) a facility provided to GOG (the "GOG Facility").

     The SWAT Facility is a revolving credit facility in an aggregate amount up to $102 million. The amount available for borrowing under the SWAT Facility will be limited to a semiannually adjusted borrowing base that equaled $85 million at December 31, 1996. At December 31, 1996, $67.5 million was outstanding under the SWAT Facility.

     The GOG Facility is a revolving credit facility in an aggregate amount up to $51 million. The amount available for borrowing under the GOG Facility will be limited to a fluctuating borrowing base that equaled $35 million at December 31, 1996. At December 31, 1996, $27.0 million was outstanding under the GOG Facility. The GOG Facility was used primarily to refinance GOG's previous bank credit facility and pay for costs associated with the Acquisition.

     In March 1997, GOG was merged into Patina and an amended bank credit agreement (the "Patina Facility") was consummated. The Patina Facility is a revolving credit facility in an aggregate amount up to $140 million. The borrowing base available under the facility was $120 million at March 31, 1997. Effective May 1, 1997, the borrowing base was reduced to $110 million. Patina may elect that all or a portion of the facility bear interest at a rate per annum equal to: (i) the higher of (a) prime rate plus a margin equal to .25% (the "Applicable Margin") and (b) the Federal Funds Effective Rate plus .5% plus the Applicable Margin, or (ii) the rate at which Eurodollar deposits for one, two, three or six months (as selected by Patina) are offered in the interbank Eurodollar market plus a margin which fluctuates from .625% to 1.125% determined by a debt to EBITDA ratio. During both the period subsequent to the Acquisition through December 31, 1996 and the three months ended March 31, 1997, the average interest rate under the facilities was 6.9%.

     The Patina Facility agreement contains certain financial covenants, including but not limited to a maximum total debt to capitalization ratio, a maximum total debt to EBITDA ratio and a minimum current ratio. The bank credit agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness; certain liens; guaranties, speculative derivatives and other similar obligations; asset dispositions; dividends, loans and advances; creation of subsidiaries; investments; leases; acquisitions; mergers; changes in fiscal year; transactions with affiliates; changes in business conducted; sale and leaseback and operating lease transactions; sale of receivables; prepayment of other indebtedness; amendments to principal documents; pledges of assets; issuance of securities; and non speculative commodity hedging.

     Simultaneously with the Acquisition, Patina recorded $100 million of 11.75% subordinated notes due July 15, 2004 issued by GOG on July 1, 1994. In connection with the Acquisition, Patina also repurchased $1.2 million of the notes. As part of the purchase accounting, the remaining notes were reflected in the accompanying financial statements at a market value of $104.6 million or 105.875% of their principal amount. Patina assumed the notes in March 1997 when GOG was merged into Patina. During 1996, an additional $1.5 million of the notes were repurchased by the Company and retired. During the first quarter of 1997,

                             SNYDER OIL CORPORATION

$3.2 million of the notes were repurchased by the Company and retired. Interest is payable each January 15 and July 15. The notes are redeemable at the option of Patina, in whole or in part, at any time on or after July 15, 1999, initially at 105.875% of their principal amount, declining to 100% on or after July 15, 2001. Upon the occurrence of a change of control, as defined in the notes, Patina would be obligated to make an offer to purchase all outstanding notes at a price of 101% of the principal amount thereof. In addition, Patina would be obligated, subject to certain conditions, to make offers to purchase notes with the net cash proceeds of certain asset sales or other dispositions of assets at a price of 101% of the principal amount thereof. The notes are unsecured general obligations of Patina and are subordinated to all senior indebtedness of Patina and to any existing and future indebtedness of Patina's subsidiaries. The notes contain covenants that, among other things, limit the ability of Patina to incur additional indebtedness, pay dividends, engage in transactions with shareholders and affiliates, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries.

     In 1994, SOCO issued $86.3 million of 7% convertible subordinated notes due May 15, 2001. The net proceeds were $83.4 million. The notes are convertible into common stock at $22.57 per share. Under the terms of the notes, common stock dividends not paid out of retained earnings reduce the conversion price when paid. The notes are redeemable at the option of the Company on or after May 15, 1997, initially at 103.51% of principal, and at prices declining to 100% at May 15, 2000. During 1996 and the first quarter of 1997, the Company repurchased $3.8 million and $534,000, respectively, of these notes in accordance with a repurchase program.

     Scheduled maturities of indebtedness for the next five years are zero in 1997 and 1998, $87.5 million in 1999, $53.3 million in 2000 and $81.9 million in 2001. The long-term portions of the Patina Facilities and SOCO Facility are scheduled to expire in 1999 and 2000. However, it is management's policy to renew both the short-term and long-term facilities and extend their maturities on a regular basis.

     Consolidated cash payments for interest were $9.9 million, $22.1 million and $21.9 million, respectively, for 1994, 1995 and 1996. Consolidated cash payments for interest were $2.2 million and $7.8 million, respectively, for the quarters ended March 31, 1996 and 1997.

(6) STOCKHOLDERS' EQUITY

     A total of 75 million common shares, $.01 par value, are authorized of which 31.5 million were issued at December 31, 1996 and March 31, 1997. The Company also has 2.1 million warrants outstanding. The warrants are exercisable at a price of $21.04 per share. Under the terms of the warrants, common stock dividends not paid out of retained earnings reduce the exercise price when paid and increase the number of warrants outstanding. Half of the warrants expire in each of February 1998 and February 1999. In 1995, the Company issued 1.2 million shares of common stock, with 1.1 million shares issued in exchange for acquired property interests and 138,000 shares issued primarily for the exercise of stock options. In 1996, the Company issued 666,000 shares of common stock, with 399,000 shares issued in exchange for the remaining outstanding stock of SOCO Offshore and 267,000 shares issued primarily for the exercise of stock options. In 1996, the Company repurchased 725,000 shares of common stock for $7.0 million. During the three months ended March 31, 1997, the Company issued 88,000 shares of common stock primarily for the exercise of stock options. During the first quarter of 1997, the Company repurchased 740,000 shares of common stock for $12.2 million. Quarterly dividends of $.065 per share were paid in 1995 and 1996 and the first quarter of 1997. For book purposes, for the period between June 1995 and September 1996, the common stock dividends were in excess of retained earnings and as such were treated as distributions of capital.

     A total of 10 million preferred shares, $.01 par value, are authorized. In 1993, 4.1 million depositary shares (each representing a quarter interest in a share of $100 liquidation value stock) of 6% preferred stock were sold through an underwriting. The net proceeds were $99.3 million. The stock is convertible into common stock at $20.46 per share. Under the terms of the stock, common stock dividends not paid out of retained

                             SNYDER OIL CORPORATION
earnings reduce the conversion price when paid. The stock is exchangeable at the option of the Company for 6% convertible subordinated debentures on any dividend payment date. The 6% convertible preferred stock is currently redeemable at the option of the Company. The liquidation preference is $25.00 per depositary share, plus accrued and unpaid dividends. At December 31, 1996 and March 31, 1997, the redemption price was $26.05 and $25.90, respectively, per depositary share. The redemption price declines $.15 per year to $25.00 per depositary share in 2003. During 1996, the Company repurchased 6,000 depositary shares for $142,000. The Company paid $6.2 million, $6.2 million and $1.6 million ($1.50 per 6% convertible depositary share per annum) in preferred dividends during 1995, 1996 and the three months ended March 31, 1997.

     Earnings per share are computed by dividing net income, less dividends on preferred stock, by weighted average shares outstanding. Differences between primary and fully diluted earnings per share were insignificant for all periods presented.

     The Company maintains a stock option plan for certain employees providing for the issuance of options at prices not less than fair market value. Options to acquire up to three million shares of common stock may be outstanding at any given time. The specific terms of grant and exercise are determined by a committee of independent members of the Board. A stock grant and option plan is also maintained by the Company whereby each nonemployee Director receives 500 common shares quarterly in payment of their annual retainer. It also provides for 2,500 options to be granted annually to each nonemployee Director. The majority of currently outstanding options vest over a three year period (30%, 60%, 100%) and expire five years from the date of grant.

     At December 31, 1996, the Company had two fixed stock option compensation plans, which are described above. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the plans. Accordingly, no compensation cost has been recognized for these fixed stock option plans. Had compensation cost for the Company's fixed stock option compensation plans been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation", the Company's net income (in thousands) and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                     1995       1996
                                                                   --------    -------
Net income (loss)................................  As Reported     $(39,831)   $62,950
                                                   Pro forma       $(40,567)   $61,936

Net income (loss) per share......................  As Reported     $  (1.53)   $  1.81
                                                   Pro forma       $  (1.55)   $  1.78

     The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: dividend yield of 1.9% and 2.8%; expected volatility of 46% and 44%; risk-free interest rates of 7.2% and 5.7%; and an expected life of 4.5 years.

                             SNYDER OIL CORPORATION

     A summary of the status of the Company's two fixed stock option plans as of December 31, 1994, 1995 and 1996 and changes during the years ended on those dates is presented below (shares are in thousands):

                                                     1994                 1995                 1996
                                              ------------------   ------------------   ------------------
                                                       WEIGHTED-            WEIGHTED-            WEIGHTED-
                                                        AVERAGE              AVERAGE              AVERAGE
                                                       EXERCISE             EXERCISE             EXERCISE
                                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                              ------   ---------   ------   ---------   ------   ---------
Outstanding at beginning of year............  1,383     $ 5.66     1,484     $12.96     1,711     $13.21
Granted.....................................    510      18.38       610      14.06       519       9.50
Exercised...................................   (407)      5.35      (124)      7.34      (255)      6.69
Forfeited...................................     (2)     16.14      (259)     16.62      (301)     14.71
                                              -----                -----                -----
Outstanding at end of year..................  1,484      12.96     1,711      13.21     1,674      12.72
                                              =====                =====                =====
Options exercisable at year end.............    533                  743                  772
Weighted-average fair value of options
  granted during the year...................    N/A                $5.78                $3.27

     The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                                OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                 --------------------------------------------------   -------------------------------
                                                     WEIGHTED-
                                     NUMBER           AVERAGE                             NUMBER
                                 OUTSTANDING AT      REMAINING         WEIGHTED-      EXERCISABLE AT     WEIGHTED-
           RANGE OF               DECEMBER 31,    CONTRACTUAL LIFE      AVERAGE        DECEMBER 31,       AVERAGE
        EXERCISE PRICES               1996           (IN YEARS)      EXERCISE PRICE        1996        EXERCISE PRICE
        ---------------          --------------   ----------------   --------------   --------------   --------------
$ 6.00 to  8.88................      163,000            0.9              $ 6.09          163,000           $ 6.09
  9.38 to 13.75................      771,000            3.3               10.85          260,000            13.02
 14.13 to 20.13................      740,000            2.6               16.14          349,000            16.98
                                   ---------                                             -------
$ 6.00 to 20.13................    1,674,000            2.7              $12.72          772,000           $13.35
                                   =========                                             =======

(7) FEDERAL INCOME TAXES

     At December 31, 1996 and March 31, 1997, the Company had no liability for foreign taxes. A reconciliation of the United States federal statutory rate to the Company's effective income tax rate for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997 follows:

                                                                         THREE MONTHS
                                                                            ENDED
                                              YEAR ENDED DECEMBER 31,     MARCH 31,
                                              -----------------------    ------------
                                              1994     1995     1996     1996    1997
                                              -----    -----    -----    ----    ----
Federal statutory rate......................    35%     (35%)     35%     35%    35%
Loss in excess of net deferred tax
  liability.................................     --      32%       --      --     --
Net change in valuation allowance...........   (27%)      --     (29%)   (56%)   (4%)
Alternative minimum taxes...................    (1%)      --       --      --     --
                                               ----     ----     ----    ----    ---
Effective income tax rate...................     7%      (3%)      6%    (21%)   31%
                                               ====     ====     ====    ====    ===

                             SNYDER OIL CORPORATION

     For book purposes, the components of the net deferred tax asset and liability at December 31, 1995 and 1996, respectively, were:

                                                                1995        1996
                                                              --------    ---------
Deferred tax assets
  NOL and capital loss carryforwards........................  $ 53,010    $  65,126
  AMT credit carryforwards..................................     1,293          644
  Production payment receivables............................        --       32,654
  Reserves and other........................................     1,977        5,613
                                                              --------    ---------
                                                                56,280      104,037
                                                              --------    ---------
Deferred tax liabilities
  Depreciable and depletable property.......................   (24,018)     (59,865)
  Investments and other.....................................    (2,171)     (42,252)
  Unrealized investments gains..............................      (317)      (7,131)
                                                              --------    ---------
                                                               (26,506)    (109,248)
                                                              --------    ---------
Deferred asset (liability)..................................    29,774       (5,211)
Valuation allowance.........................................   (29,774)      (3,823)
                                                              --------    ---------
Net deferred tax liability..................................  $     --    $  (9,034)
                                                              ========    =========

     For tax purposes, Patina is not included in the Company's consolidated United States federal income tax return. The Company, excluding Patina, had regular net operating loss carryforwards of $112 million and alternative minimum tax loss carryforwards of $28.9 million at December 31, 1996. These carryforwards expire between 1997 and 2010. At December 31, 1996, the Company, excluding Patina, had long-term capital loss carryforwards of $3.9 million which will expire in 2000. At December 31, 1996, the Company, excluding Patina, also had alternative minimum tax credit carryforwards of $644,000 which are available indefinitely. Patina had regular net operating loss carryforwards of $70.2 million and alternative minimum tax loss carryforwards of $35.1 million at December 31, 1996. Utilization of $31.9 million regular net operating loss carryforwards and $31.6 million alternative minimum tax loss carryforwards will be limited to $5.2 million per year as a result of the Acquisition. These carryforwards expire from 2006 through 2011. At December 31, 1996, Patina had alternative minimum tax credit carryforwards of $478,000 which are available indefinitely. Current income taxes shown in the financial statements reflect estimates of alternative minimum taxes.

(8) MAJOR CUSTOMERS

     In 1994 and 1995, Amoco Production Company accounted for approximately 11% and 10%, respectively, of revenues. In 1996, Pan Energy accounted for approximately 11% of revenues. Management believes that the loss of any individual purchaser would not have a material adverse impact on the financial position or results of operations of the Company.

(9) COMMITMENTS AND CONTINGENCIES

     The Company rents offices at various locations under noncancelable operating leases. Minimum future payments under such leases approximate $2.5 million for 1997, $2.4 million for 1998, $2.6 million for 1999, $2.6 million for 2000 and $1.6 million for 2001.

     In August 1995, the Company was sued in the United States District Court of Colorado by seven plaintiffs purporting to represent all persons who, at any time since January 1, 1960, have had agreements providing for royalties from gas production in Colorado to be paid by the Company under a number of various lease provisions. In January 1997, the judge ordered that the class not be certified. All remaining liability

                             SNYDER OIL CORPORATION
under this suit was assumed by Patina upon its formation. In January 1996, GOG was also sued in a similar but separate class action filed in stated court. In both suits, the plaintiffs allege that unspecified "post-production" costs incurred prior to calculating royalty payments were deducted in breach of the relevant lease provisions and that this fact was fraudulently concealed. The plaintiffs seek unspecified compensatory and punitive damages and a declaratory judgment prohibiting deduction of post-production costs prior to calculating royalties paid to the class. The Company believes that calculations of royalties by it and GOG are and have been proper under the relevant lease provisions, and intends to defend these and any similar suits vigorously.

     In September 1996, the Company and other interest owners in a lease in southern Texas were sued by the royalty owners in Texas state court in Brooks County, Texas. The Company's working interest in the lease is approximately 20%. The complaint alleges, among other things, that the defendants have failed to pay proper royalties under the lease and have breached their duties to reasonably develop the lease. The plaintiffs also claim damages for fraud and trespass, and demand actual and punitive damages. Although the complaint does not specify the amount of damages claimed, an earlier letter from plaintiffs claimed damages in excess of $50 million. The Company and the other interest owners have filed an answer denying the claims and intend to contest the suit vigorously.

     At this time, the Company is unable to estimate the range of potential loss, if any, from the foregoing uncertainties. However, the Company believes their resolution should not have a material adverse effect upon the Company's financial position, although an unfavorable outcome in any reporting period could have a material impact on the Company's results of operations for that period.

     In April 1995, the Company settled a lawsuit in Harris County, Texas filed by certain landowners relating to certain alleged problems at a Company well site. The Company recorded a charge of $4.4 million during the first quarter of 1995 to reflect the cost of the settlement. A primary insurer honored its commitments in full and participated in the settlement. The Company's excess carriers have declined, to date, to honor indemnification for the loss. Based on the advice of counsel, the Company has brought suit against the non-participating carriers for the great majority of the cost of settlement. However, given the time period which may be involved in resolving the matter, the full amount of the settlement was provided for in the financial statements.

     In the second quarter of 1996, the Company received $1.5 million in proceeds which was reflected in other income related to a judgment involving a pipeline dispute.

     The Company's operations are affected by political developments and federal and state laws and regulations. Oil and gas industry legislation and administrative regulations are periodically changed for a variety of political, economic and other reasons. Numerous departments and agencies, federal, state, local and Indian, issue rules and regulations binding on the oil and gas industry, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business, decreases flexibility in the timing of operations and may adversely affect the economics of capital projects.

     The financial statements reflect favorable legal proceedings only upon receipt of cash, final judicial determination or execution of a settlement agreement. The Company is a party to various other lawsuits incidental to its business, none of which are anticipated to have a material adverse impact on its financial position or results of operations.

                             SNYDER OIL CORPORATION

(10) GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     The Company is currently considering an offering of Senior Subordinated Notes ("Notes"). Under the proposed terms of the Notes, all of the Company's active subsidiaries except Patina and SOCO International (the "Unrestricted Subsidiaries") would be guarantors of the Notes (the "Restricted Group"). The condensed consolidating financial information below shows the impact of the guarantors and the Unrestricted Subsidiaries to the Company's consolidated position. "SOCO" includes all subsidiaries other than SOCO Offshore and the Unrestricted Subsidiaries. In the aggregate, the subsidiaries other than SOCO Offshore and the Unrestricted Subsidiaries hold less than 10% of the total assets and revenues included in SOCO.

                     CONDENSED CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                     RESTRICTED GROUP
                                   --------------------
                                                 SOCO      UNRESTRICTED
                                     SOCO      OFFSHORE    SUBSIDIARIES    ELIMINATIONS    CONSOLIDATED
                                   --------    --------    ------------    ------------    ------------
                                                ASSETS

Current assets...................  $ 71,923    $ 37,396      $(11,241)      $      --        $ 98,078
Investments......................   246,128          --            --        (116,447)        129,681
Oil and gas properties, net......   154,512      81,722       399,153              --         635,387
Gas facilities and other, net....    12,307          --         4,006              --          16,313
                                   --------    --------      --------       ---------        --------
          Total assets...........  $484,870    $119,118      $391,918       $(116,447)       $879,459
                                   ========    ========      ========       =========        ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities..............  $ 46,481    $ 14,857      $ 27,572       $      --        $ 88,910
Senior debt......................    93,731          --        94,500              --         188,231
Senior subordinated notes........        --          --       103,094              --         103,094
Convertible subordinated notes...    80,748          --            --              --          80,748
Deferred taxes payable...........   (21,781)         --        30,815              --           9,034
Other noncurrent liabilities.....     2,944      15,289         9,831              --          28,064
Minority interest................        --          --        86,710              --          86,710
Total stockholders' equity.......   282,747      88,972        39,396        (116,447)        294,668
                                   --------    --------      --------       ---------        --------
          Total liabilities and
            stockholders'
            equity...............  $484,870    $119,118      $391,918       $(116,447)       $879,459
                                   ========    ========      ========       =========        ========

                             SNYDER OIL CORPORATION

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                  RESTRICTED GROUP
                                                --------------------
                                                              SOCO      UNRESTRICTED
                                                  SOCO      OFFSHORE    SUBSIDIARIES    CONSOLIDATED
                                                --------    --------    ------------    ------------
Revenues......................................  $160,497    $22,128       $109,789        $292,414
Expenses......................................   124,141     13,151         80,421         217,713
                                                --------    -------       --------        --------
Income before taxes and minority interest.....    36,356      8,977         29,368          74,701
Income taxes..................................   (18,256)        --         22,602           4,346
Minority interest in subsidiaries.............        --        639          6,766           7,405
                                                --------    -------       --------        --------
Net income....................................  $ 54,612    $ 8,338       $     --        $ 62,950
                                                ========    =======       ========        ========

                     CONDENSED CONSOLIDATING BALANCE SHEETS
                                 MARCH 31, 1997
                                 (IN THOUSANDS)

                                            RESTRICTED GROUP
                                           -------------------
                                                        SOCO     UNRESTRICTED
                                             SOCO     OFFSHORE   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                           --------   --------   ------------   ------------   ------------
                                                   ASSETS

  Current assets.........................  $ 15,866   $ 45,964     $ 28,123      $      --       $ 89,953
  Investments............................   267,955         --           --       (143,940)       124,015
  Oil and gas properties, net............   156,482     85,849      393,302             --        635,633
  Gas facilities and other, net..........     9,986         --        2,944             --         12,930
                                           --------   --------     --------      ---------       --------
            Total assets.................  $450,289   $131,813     $424,369      $(143,940)      $862,531
                                           ========   ========     ========      =========       ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities....................  $ 44,310   $ 21,767     $ 23,788      $      --       $ 89,865
  Senior debt............................    53,301         --       87,450             --        140,751
  Senior subordinated notes..............        --         --       99,913             --         99,913
  Convertible subordinated notes.........    80,324         --           --             --         80,324
  Deferred taxes payable.................   (17,742)        --       43,036             --         25,294
  Other noncurrent liabilities...........     3,042     13,506       12,218             --         28,766
  Minority interest......................        --         --       86,289             --         86,289
  Total stockholders' equity.............   287,054     96,540       71,675       (143,940)       311,329
                                           --------   --------     --------      ---------       --------
            Total liabilities and
              stockholders' equity.......  $450,289   $131,813     $424,369      $(143,940)      $862,531
                                           ========   ========     ========      =========       ========

                             SNYDER OIL CORPORATION

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1997
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                              SOCO       UNRESTRICTED
                                                                 SOCO       OFFSHORE     SUBSIDIARIES
                                                                -------   ------------   ------------
  Revenues....................................................  $40,974     $16,688        $31,093
  Expenses....................................................   24,574       9,120         23,461
                                                                -------     -------        -------
  Income before taxes and minority interest...................   16,400       7,568          7,632
  Income taxes................................................    1,696       2,346          4,829
  Minority interest in subsidiaries...........................       --          --          2,803
                                                                -------     -------        -------
  Net income..................................................  $14,704     $ 5,222             --
                                                                =======     =======        =======

(11) UNAUDITED SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION

     Independent petroleum consultants directly evaluated 58%, 81%, and 99% of proved reserves at December 31, 1994, 1995 and 1996, respectively, and performed a detailed review of properties which comprised in excess of 80% of proved reserve value in 1994. All reserve estimates are based on economic and operating conditions at that time. Future net cash flows as of each year end were computed by applying then current prices to estimated future production less estimated future expenditures (based on current costs) to be incurred in producing and developing the reserves.

     Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. With respect to certain properties that historically have experienced seasonal curtailment, the reserve estimates assume that the seasonal pattern of such curtailment will continue in the future. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The data in the tables below represent estimates only. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those shown below. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and gas that are ultimately recovered.

                             SNYDER OIL CORPORATION

     All reserves included in the tables below are located onshore in the United States and in the waters of the Gulf of Mexico.

QUANTITIES OF PROVED RESERVES

                                                              CRUDE OIL   NATURAL GAS
                                                              ---------   -----------
                                                               (MBBL)       (MMCF)
Balance, December 31, 1993..................................   31,930       430,089
  Revisions.................................................     (296)     (102,871)
  Extensions, discoveries and additions.....................    3,981       136,583
  Production................................................   (4,366)      (43,809)
  Purchases.................................................    3,866        93,334
  Sales.....................................................     (138)       (2,075)
                                                               ------      --------
Balance, December 31, 1994..................................   34,977       511,251
  Revisions.................................................   (3,633)      (89,455)
  Extensions, discoveries and additions.....................      782        32,835
  Production................................................   (4,278)      (53,227)
  Purchases.................................................    2,002        13,449
  Sales.....................................................   (5,603)      (19,135)
                                                               ------      --------
Balance, December 31, 1995..................................   24,247       395,718
  Revisions.................................................    4,127        41,385
  Extensions, discoveries and additions.....................    1,039        61,821
  Production................................................   (3,884)      (55,840)
  Purchases.................................................   16,725       225,335
  Sales.....................................................   (1,757)      (62,783)
                                                               ------      --------
Balance, December 31, 1996..................................   40,497       605,636
                                                               ======      ========

     The table above includes reserves attributable to minority interests of
18.6 million BOE at December 31, 1996.

     The Company's interest in the Russian joint venture (Permtex) is accounted for under the equity method. At December 31, 1994, 1995 and 1996, the Company's equity in Permtex proved reserves was 8.0 million BOE, 7.8 million BOE and 8.6 million BOE, respectively. These amounts are not included in the quantities above.

PROVED DEVELOPED RESERVES

                                                              CRUDE     NATURAL
                                                               OIL        GAS
                                                              ------    -------
                                                              (MBBL)    (MMCF)
December 31, 1993...........................................  18,032    268,349
                                                              ======    =======
December 31, 1994...........................................  26,104    353,930
                                                              ======    =======
December 31, 1995...........................................  21,637    330,524
                                                              ======    =======
December 31, 1996...........................................  31,869    443,441
                                                              ======    =======

                             SNYDER OIL CORPORATION

STANDARDIZED MEASURE

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Future cash inflows.........................................  $1,037,363    $3,144,813
Future costs:
  Production................................................    (374,516)     (781,550)
  Development...............................................     (57,959)     (233,617)
                                                              ----------    ----------
Future net cash flows.......................................     604,888     2,129,646
Undiscounted income taxes...................................     (63,248)     (540,520)
                                                              ----------    ----------
After tax net cash flows....................................     541,640     1,589,126
10% discount factor.........................................    (210,534)     (650,534)
                                                              ----------    ----------
Standardized measure........................................  $  331,106    $  938,592
                                                              ==========    ==========

     The table above includes standardized measure attributable to minority interests of $129.5 million at December 31, 1996.

     At December 31, 1995 and 1996, the Company's equity in the net present value of Permtex proved reserves was $10.6 million and $25.8 million. These amounts are not included in the standardized measure above.

CHANGES IN STANDARDIZED MEASURE

                                                        YEAR ENDED DECEMBER 31,
                                                    -------------------------------
                                                      1994        1995       1996
                                                    ---------   --------   --------
                                                            (IN THOUSANDS)
Standardized measure, beginning of year...........  $ 340,518   $361,682   $331,106
Revisions:
  Prices and costs................................    (73,330)    18,975    528,525
  Quantities......................................    (42,260)   (30,495)    10,915
  Development costs...............................    (12,995)    (2,806)   (13,027)
  Accretion of discount...........................     34,052     36,168     46,045(a)
  Income taxes....................................      2,195     16,249   (242,536)
  Production rates and other......................     (9,506)   (29,991)    11,052
                                                    ---------   --------   --------
          Net revisions...........................   (101,844)     8,100    340,974
Extensions, discoveries and additions.............     68,002     18,171    111,797
Production........................................    (97,330)   (96,232)  (146,257)
Future development costs incurred.................     99,175     43,551     18,400
Purchases.........................................     55,072     31,142    330,225(a)
Sales.............................................     (1,911)   (35,308)   (47,653)
                                                    ---------   --------   --------
Standardized measure, end of year.................  $ 361,682   $331,106   $938,592
                                                    =========   ========   ========

---------------

(a) In 1996, $12.9 million in "Purchases" were included in "Accretion of Discount" due to the significance of the accretion related to the reserves purchased in the Acquisition.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
                PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...................   S-3
Risk Factors....................................  S-12
Forward-Looking Information.....................  S-18
Use of Proceeds.................................  S-19
Capitalization..................................  S-20
Unaudited Pro Forma Condensed Consolidated
  Restricted Group Financial Information........  S-21
Selected Financial Data.........................  S-26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................  S-27
Business and Properties.........................  S-36
Management......................................  S-49
Description of Notes............................  S-53
Description of the Credit Facility..............  S-86
Underwriting....................................  S-87
Legal Matters...................................  S-88
Experts.........................................  S-88
Glossary........................................  S-89
Index to Financial Statements...................   F-1

                      PROSPECTUS
Available Information...........................     2
Incorporation of Certain Documents by
  Reference.....................................     2
The Company.....................................     3
The Subsidiary Guarantors.......................     3
Use of Proceeds.................................     3
Ratios of Earnings to Fixed Charges and Earnings
  to Combined Fixed Charges and Preferred Stock
  Dividends.....................................     3
Description of Debt Securities..................     4
Description of Preferred Stock..................    14
Description of Depositary Shares................    17
Description of Common Stock.....................    19
Description of Warrants.........................    21
Global Securities...............................    23
Plan of Distribution............................    25
Validity of Securities..........................    26
Experts.........................................    26

================================================================================


================================================================================


                                  [SOCO LOGO]
                             SNYDER OIL CORPORATION

                                 $150,000,000
                         % SENIOR SUBORDINATED NOTES
                                   DUE 2007
                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------

                       NATIONSBANC CAPITAL MARKETS, INC.
                             CHASE SECURITIES INC.
                               SMITH BARNEY INC.
                              PETRIE PARKMAN & CO.
                                     , 1997


================================================================================